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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 10/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(B) OR 12(G) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


                            West Pointe Bancorp, Inc.
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             (Exact name of Registrant as Specified in Its Charter)



           Illinois                                           36-4149655
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 (State or Other Jurisdiction of                           (I.R.S. Employer
 Incorporation or Organization)                           Identification No.)


   5701 West Main Street, Belleville, Illinois                    62226
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    (Address of Principal Executive Offices)                    (Zip Code)


Registrant's telephone number, including area code:      (618) 234-5700

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                   Name of Each Exchange on Which
       to be so Registered                   Each Class is to be Registered
       -------------------                   ------------------------------
None                                    None
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Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $1.00 par value per share
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                                (Title of Class)







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ITEM 1.  BUSINESS

BUSINESS OF THE HOLDING COMPANY


     West Pointe Bancorp, Inc., referred to in this Registration Statement as "West Pointe", the "Company", "we", or "us", was incorporated in 1997 under the Illinois Business Corporation Act of 1983, as amended. We are registered as a bank holding company under the Illinois Bank Holding Company Act of 1957, as amended, and the federal Bank Holding Company Act of 1956, as amended. We function as the holder of the capital stock of West Pointe Bank And Trust Company (the "Bank"), our wholly-owned subsidiary. Subject to constraints under the 1956 Act, the Company may acquire or develop other financially oriented businesses in the future, although it has no present commitments for any such acquisition or development. Under Illinois and federal law, the Company may acquire additional banks or engage in other permitted activities which are closely related to banking; the Company has no present commitments for any such bank acquisitions or for engaging in other banking related activities. Any such acquisitions of banks or organizations engaged in permitted activities could be made for stock, cash or debt obligations of the Company.


     At the present time, West Pointe has no material assets, liabilities or operations other than those of the Bank, does not own or lease any property and has no paid employees. We utilize the premises and employees of the Bank. The executive offices of West Pointe are located at 5701 West Main Street, Belleville, Illinois 62226.

BANKING PRODUCTS AND SERVICES


     The Bank was established in 1990 under the Illinois Banking Act, and operates in the financial services segment. Since its establishment, it has conducted a general banking business embracing the customary functions of commercial banking, including residential real estate lending, commercial, industrial, consumer lending, installment credit lending, collections, safe deposit operations, and other services tailored to individual customer needs. On April 8, 1997, the Bank became a wholly owned subsidiary of the Company pursuant to the Plan of Reorganization and Exchange dated as of February 12, 1997. At December 31, 1999, the Company had total assets of $311,754,405, total deposits of $279,142,315 and total loans (net of allowance for loan losses of $1,687,021) of $172,505,416. You should refer to our Consolidated Financial Statements, beginning on page F-1, for information relating to our results of operations and other financial data.



      The Company's primary geographic market areas consist of St. Clair and Monroe Counties in Illinois. The Company believes that the area is experiencing growth in both the commercial and residential populations serviced by the Company. The Company recently completed construction of and opened a new branch office in Belleville, Illinois. Our strategy is to operate as an independent, retail oriented financial institution dedicated to serving the needs of customers in our market areas. Our commitment is to provide a broad range of personalized products and services to meet the needs of our customers.

RISK FACTORS

     An investment in the common stock of West Pointe involves a significant degree of risk. Investors should consider the following risk factors before deciding to invest in the common stock.

UNPREDICTABLE ECONOMIC CONDITIONS MAY HAVE AN ADVERSE EFFECT ON THE QUALITY OF
  OUR LOAN PORTFOLIO AND OUR FINANCIAL PERFORMANCE

     Economic recession over a prolonged period or other economic problems in our market areas could have a material adverse impact on the quality of our loan portfolio and the demand for our products and services generally. Our success depends significantly on economic conditions. The banking industry in our geographic area is affected by general conditions such as inflation, recession, unemployment and other factors beyond our control.

WE COULD SUFFER LOAN LOSSES FROM A DECLINE IN CREDIT QUALITY

     We could sustain losses if borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans.

CHANGES IN INTEREST RATES MAY DECREASE OUR NET INTEREST INCOME

     If we cannot manage interest rate fluctuations, our net interest income could decrease materially. Our operations depend substantially on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. Like most depository institutions, our earnings and net interest income are affected by changes in market interest rates and other economic factors that are beyond our control. While we take measures to guard against interest rate risk, these measures may not be effective in minimizing our exposure to interest rate risk.

COMPETITION WITH OTHER FINANCIAL INSTITUTIONS COULD ADVERSELY AFFECT OUR
  PROFITABILITY

     We face substantial competition for loans and deposits. Competition for loans comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Some of our competitors enjoy advantages over us, including greater financial resources, a wider geographic presence or more accessible branch office locations, the ability to offer a wider array of services, or more favorable pricing alternatives and lower origination and operating costs. This competition could decrease the number and size of loans which we make and the interest rate which we receive on these loans.

     We compete for deposits with other depository institutions such as banks, savings institutions, and credit unions, as well as institutions offering uninsured investment alternatives, such as money market funds and mutual funds. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to attract new deposits. Increased deposit competition could increase our cost of funds and adversely affect our ability to generate the funds necessary for our lending operations.

A LOSS OF OUR SENIOR EXECUTIVES COULD ADVERSELY AFFECT US

     We depend heavily on a few key executive officers. Many of our customers bank with us because they have developed confidence in our senior executives over many years. If we lost these individuals, a substantial loss of business could occur.

GOVERNMENT REGULATION SIGNIFICANTLY AFFECTS OUR BUSINESS

     The banking industry is extensively regulated. Banking regulations are intended primarily to protect depositors and the federal deposit insurance funds, not shareholders. West Pointe and the Bank are subject to regulations and supervision by both state and federal banking regulatory agencies. Regulatory requirements affect our lending practices, capital level, investment practices, dividend policy and growth. Our failure to meet minimum capital requirements could result in actions by our regulators that could adversely affect our ability to pay dividends or otherwise adversely affect our operations.

ABSENCE OF A PUBLIC MARKET FOR OUR COMMON STOCK

     There is no established public market for the common stock, and an active trading market may not develop. Holders of the common stock may have difficulty reselling their shares.

LENDING ACTIVITIES

     The Bank makes and services both secured and unsecured loans to individuals, firms and corporations. The Bank's loan portfolio is composed of loans in the following categories: commercial, financial and agricultural; commercial real estate; real estate construction; consumer residential real estate; and other consumer loans. The percent of loans for the various areas of business of the Bank as of December 31, 1999, based on principal amount, were 25.5% commercial, 27.0% residential real estate, 41.6% other real estate, 3.5% automobile, and 2.4% other consumer loans. As of December 31, 1999, the Bank had 4,993 loans outstanding in the aggregate amount of $174,192,437.

     The commercial, financial and agricultural loan portfolio is diversified and includes loans secured by non-real estate collateral to manufacturers, retailers, distributors, service providers and investors. Emphasis is generally placed upon middle-market and community businesses with financial stability and known local management. Underlying collateral for commercial, financial and agricultural loans includes, but is not limited to, inventory, equipment, vehicles and accounts receivable. In the case of corporations, the Bank may obtain personal guarantees from principal shareholders and/or officers.

     The commercial real estate loan portfolio consists largely of mortgage loans secured by commercial properties located in the communities served by West Pointe's banking centers. A significant portion of the commercial real estate portfolio is comprised of traditional commercial loans with real estate taken as additional collateral. These loans are made to fund the acquisition of buildings and real estate for commercial, industrial, office and retail use. The maximum loan-to-value ratio applicable to improved commercial properties is 85%. Prior approval of the Bank's Loan and Discount Committee is required for new loans with loan-to-value ratios exceeding this limit.

     The real estate construction loan portfolio consists of loans made to finance land development preparatory to erecting new structures or the on-site construction of 1-4 family residences, commercial properties, retail centers, medical and business offices, warehouse facilities and multi-family residential developments. The maximum loan-to-value ratio applicable to loans made for the purpose of land development activities is 75%. The maximum loan-to-value ratios applicable to commercial/multi-family and 1-4 family residential construction loans are 80% and 85% respectively.

     The 1-4 family residential real estate portfolio is predominantly comprised of loans extended for owner-occupied residential properties. These loans typically are secured by first mortgages on the properties financed and generally have a maximum loan-to-value ratio of 85%. The amortization periods for these loans generally do not exceed twenty years with interest being calculated on a fixed or floating rate basis. The 1-4 family residential real estate category also includes home equity lines of credit and closed-end second mortgage loans. Closed-end second mortgage loans generally bear a fixed rate of interest over a three to five year term with a five to fifteen year amortization, while home equity lines of credit generally have an interest rate indexed to the prime rate. Home equity loans generally have a maximum loan-to-value ratio of 85%. Generally, any portion of 1-4 family residential real estate loans exceeding 80% of the loan-to-value ratio requires private mortgage insurance.

     The consumer loan portfolio consists of both secured and unsecured loans to individuals for household, family, and other personal expenditures such as automobile financing, home improvements and recreational and educational purposes. Consumer loans are typically structured with fixed rates of interest and full amortization of principal and interest within three to five years. The maximum loan-to-value ratio applicable to consumer loans is generally 80%. This category of loans also includes revolving credit products such as checking overdraft protection and MasterCard and VISA credit cards. Consumer loans are either unsecured or are secured with various forms of collateral, other than real estate.

     The Bank's asset quality management program, particularly with regard to loans, is designed to analyze potential risk elements and to support the growth of a profitable and high quality loan portfolio. The Bank employs the use of a loan rating system to monitor the loan portfolio and to determine the adequacy of the allowance for loan losses. The Bank's lending philosophy is to invest in loans in the communities served by its banking centers so it can effectively monitor and control credit risk. The majority of the loan portfolio is comprised of retail loans and loans to small-to-midsized businesses. A periodic review of selected credits (based on loan size) is conducted to identify loans with heightened risks or inherent losses. Factors which could contribute to increased risk in the loan portfolio include, but are not limited to, changes in interest rates, general economic conditions and reduced collateral values. The loan portfolio does not include any loans to foreign countries.

     As of December 31, 1999, the statutory legal lending limit amount for the Bank to loan to one customer was $4,073,191.

DEPOSIT ACTIVITIES

     The Bank offers similar types of deposit accounts to those offered by other financial institutions. The categories of deposit accounts within the Bank's portfolio include non-interest bearing demand deposits, interest bearing demand deposits, savings and money market deposits, time deposits of $100,000 and more, and time deposits of less than $100,000. On December 31, 1999 the Bank had approximately 28,300 deposit accounts representing $279,142,315 in deposits.

     Core deposits originating within the communities served by the our banking locations continue to be the Bank's most reliable and most important source of funds. Deposit products are offered to individuals, partnerships, corporations, public entities and not-for-profit organizations. Within each deposit category, customers have a variety of product options to choose from, each of which may have characteristics specifically suited their needs. These product options may have variations in service fees, minimum balance requirements and interest rates. In the case of time deposits, the Bank offers a wide variety of products with varying maturity terms and rates. The Bank operates in a highly competitive market place for deposits and strives to price its deposit products accordingly. The Bank has no brokered deposits. No material portion of the Bank's deposits has been obtained from a single customer or customers (including federal, state, and local governments and agencies) the loss of any one or more of which would have a materially adverse effect on the Bank, nor is a material portion of the Bank's deposits concentrated within a single industry or group of related industries.




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INVESTMENTS


     The Bank invests a portion of its assets in U.S Treasury and U.S. government corporation and agency obligations, mortgage-backed securities, state, county and municipal obligations and equity securities. The Bank's investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at yields and risks relative to yields and risks of the loan portfolio, while providing liquidity to fund increases in loan demand or to offset fluctuations in deposits. The Bank does not engage in hedging activities.

     The Bank classifies investment securities as available-for-sale or held-to-maturity. Available-for-sale investment securities are held with the option of their disposal in the foreseeable future to meet investment objectives or for other operational needs. Held-to-maturity investment securities generally provide a relatively stable source of income. All of the Bank's held-to-maturity investment securities are Federal Home Loan Mortgage Corporation and Federal National Mortgage Association mortgage-backed securities. At December 31, 1999, the Bank's held-to-maturity portion of the investment securities portfolio reflected a book value of $4,513,819 and a fair value of $4,450,592.

     Available-for-sale investment securities are recorded at fair value. Approximately 96% of the investment securities held in the Bank's investment portfolio are classified as available for sale. At December 31, 1999, the Bank's available-for-sale portion of the investment securities portfolio reflected a fair value of $104,112,092 and an amortized cost of $108,173,137. The U.S. government corporations and agencies portion of the available-for-sale portfolio is comprised primarily of securities issued by the Federal Home Loan Bank. Available-for-sale mortgage-backed securities is comprised of securities issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association and the Government National Mortgage Association. Over 80% of the obligations of states and political subdivisions portion of the available-for-sale portfolio is rated by either Moody's Rating Service or Standard and Poor's Rating Service as "AAA". Holdings of the Federal Home Loan Bank and the Federal National Mortgage Association comprise the equity portion of the available-for-sale portfolio.

     In the foreseeable future, the Bank intends to purchase investment securities with characteristics similar to those currently held in the portfolio.


SUPERVISION AND REGULATION

General

         West Pointe and the Bank are subject to regulation and supervision by various governmental regulatory authorities including, but not limited to, the Board of Governors of the Federal Reserve System (the "FRB"), the Federal Deposit Insurance Corporation (the "FDIC"), and the Illinois Office of Banks and Real Estate ("OBRE"). Financial institutions and their holding companies are extensively regulated under federal and state law. The effect of such statutes, regulations and policies can be significant, and the timing and effect of changes to these laws cannot always be predicted.

         Federal and state laws and regulations generally applicable to financial institutions, such as West Pointe and the Bank, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers and consolidations, and dividends. This supervision and regulation is intended primarily for the protection of the FDIC's Bank Insurance Fund ("BIF") and the depositors, rather than the stockholders of a financial institution.

         The following references to material statutes and regulations affecting West Pointe and the Bank are brief summaries thereof and are qualified in their entirety by reference to the full text of such statutes and regulations. Any change in applicable law or regulations may have a material effect on the business of West Pointe and the Bank.

Bank Holding Company Act Of 1956, As Amended

         A bank holding company is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "Act"), and must register with the FRB under that Act. A bank holding company is required by the Act to file an annual report of its operations and such additional information as the FRB may require. As a bank holding company, the Company and its bank subsidiary are subject to examination by the FRB. The FRB has jurisdiction to regulate the terms of certain debt issues of bank holding companies and the authority to impose reserve requirements.

         The Act currently prohibits a bank holding company, or any subsidiary thereof other than a bank, from acquiring all or substantially all the assets of any bank, or for a bank holding company or any subsidiary from acquiring more than 5% of the voting shares of any bank, unless the acquiror receives prior approval from the FRB.

         The Act also prohibits, with certain exceptions, a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks, or furnishing services to banks and their subsidiaries. Bank holding companies may engage in, and may own shares of companies engaged in, certain businesses found by the FRB to be so closely related to banking as to be a proper incident thereto. Under current regulations of the FRB, a bank holding company and its nonbank subsidiaries are permitted, among other activities, to engage in certain banking-related business ventures, and the activities of the Company's non-bank subsidiaries fall within these permitted activities. Federal law prohibits acquisition of control of a bank or bank holding company without prior notice to certain federal bank regulators. "Control" is defined in certain cases as acquisition of as little as 10% of the outstanding shares of any such entity. Additionally, under certain circumstances a bank holding company is restricted from purchasing its own stock without obtaining approval of the FRB.

Capital Standards

         The FRB, FDIC and other federal banking agencies have established risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations, both for transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are reported as off-balance sheet items. Under these guidelines, nominal dollar amounts of


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assets and credit equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 100% for assets with relatively higher credit risk.

         A banking organization's qualifying capital is categorized as Tier 1 and Tier 2 capital, as detailed below, and risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets and off-balance sheet items. The regulators measure risk-adjusted assets and off-balance sheet items against both Tier 1 capital and total qualifying capital, which is the sum of Tier 1 capital and limited amounts of Tier 2 capital. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most intangible assets. Tier 2 capital may consist of a limited amount of the allowance for loan losses and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Since December 31, 1992, the federal banking agencies have required that banks maintain a Total capital ratio of at least 8% and a Tier 1 capital ratio of at least 4%.

         In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to average total assets, referred to as the leverage ratio. The regulators also have the discretion to set individual minimum capital requirements for specific institutions at rates above the minimum guidelines and ratios.

Prompt Corrective Action And Other Enforcement Mechanisms

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more of the prescribed minimum capital ratios. The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. In September of 1992, the federal banking agencies issued uniform final regulations implementing the prompt corrective action provisions of the FDICIA. An insured depository institution generally will be classified in the following categories based on capital measures indicated below:

         "Well-Capitalized": Total risk-based capital of 10% or more; Tier 1 risk-based ratio capital of 6% or more; and a Leverage ratio of 5% or more.

         "Adequately Capitalized": Total risk-based capital of at least 8%; Tier 1 risk-based capital of at least 4%; and a Leverage ratio of at least 4%.

         "Undercapitalized": Total risk-based capital less than 8%; Tier 1 risk-based capital less than 4%; or a Leverage ratio less than 4%.

         "Significantly Undercapitalized": Total risk-based capital less than 6%; Tier 1 risk-based capital less than 3%; or a Leverage ratio less than 3%.

         "Critically Undercapitalized": Tangible equity to total assets less than 2%.

         An institution that, based upon its capital levels, is classified as either well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment.

         If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency. Undercapitalized institutions must submit an acceptable capital restoration plan with a guarantee of performance issued by the holding company. Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. The most important additional measure is that the appropriate federal banking agency is required to either appoint a receiver for the institution within 90 days or obtain the concurrence of the FDIC in another form of action.


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         In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a prima facie showing by the agency that such relief is appropriate. Additionally, a holding company's inability to serve as a source of strength to its subsidiary banking organizations could serve as further basis for a regulatory action against the holding company.

         As of December 31, 1999 and based on the guidelines set out above, the Company's calculations showed that the Company and the Bank were classified as "well capitalized" under the above guidelines. It is the practice of the Company to comply with all applicable capitalization requirements.

Standards For Safety And Soundness

         The FDICIA, as amended, and the Riegle Community Development and Regulatory Improvement Act of 1994 require the FRB, together with the other federal bank regulatory agencies, to prescribe standards of safety and soundness by regulations or guidelines relating generally to operations and management, asset growth, asset quality, earnings, stock valuation, and compensation. Effective in August of 1995, the FRB and the other federal bank regulatory agencies adopted a set of guidelines prescribing safety and soundness standards pursuant to the FDICIA, as amended. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder.

         In addition, the FRB adopted regulations that authorize, but do not require, the FRB to order an institution that has been given notice that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the FRB must issue an order directing action to correct the deficiency and may also issue an order directing other actions of the types to which an undercapitalized institution is subject under the "prompt corrective action" provisions of the FDICIA. If an institution fails to comply with such an order, the FRB may seek to enforce the order in judicial proceedings and to impose civil money penalties. The FRB and the other federal bank regulatory agencies have also adopted guidelines for asset quality and earnings standards.

         A range of other provisions in the FDICIA include requirements applicable to: closure of branches; additional disclosures to depositors with respect to terms and interest rates applicable to deposit accounts; uniform regulations for extensions of credit secured by real estate; restrictions on activities of and investments by state-chartered banks; modification of accounting standards to conform to generally accepted accounting principles, including the reporting of off-balance sheet items and supplemental disclosure of estimated fair market value of assets and liabilities in financial statements filed with the banking regulators; penalties in making or failing to file assessment reports with the FDIC; restrictions on extensions of credit to directors, officers and principal stockholders; and reporting requirements on agricultural loans and loans to small businesses.

         In August of 1995 the FRB, FDIC and other federal banking agencies published a final rule modifying their existing risk-based capital standards to provide for consideration of interest rate risk when assessing the capital adequacy of a bank. Under the final rule, the FRB and FDIC must explicitly include a bank's exposure to declines in the economic value of its capital due to changes in interest rates as a factor in evaluating a bank's capital adequacy.

Dividend Restrictions

         The FRB generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The FRB's policy is that a bank holding company should not initiate or continue cash dividends on its common stock unless its net income is sufficient to fully fund each



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dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. A bank holding company is expected to act as a source of financial strength for each of its subsidiary banks and to commit resources to support its subsidiary banks in circumstances when it might not do so absent such policy. Our ability to pay any dividends in the future depends in large part on the ability of the Bank to pay dividends to us. The ability of the Bank to pay dividends is subject to restrictions set forth in the banking and corporate laws of each state and regulations of the FDIC. Additionally, under the FDICIA a bank may not make any capital distribution, including the payment of dividends, if, after making such distribution, the bank would be in any of the "under-capitalized" categories under the FDIC's Prompt Corrective Action regulations.

         Under the Financial Institution's Supervisory Act, the FDIC also has the authority to prohibit a bank from engaging in business practices which the FDIC considers to be unsafe or unsound. It is also possible, depending upon the financial condition of the bank and other factors, the FDIC could assert that the payment of dividends or other payments in some circumstances might be an unsafe or unsound practice and thereby prohibit such payments.

Federal Deposit Insurance

         Under the FDICIA, the Bank, as an FDIC-insured institution, is required to pay deposit insurance premiums based on the risk it poses to the insurance fund. The FDIC has authority to raise or lower assessment rates on insured deposits in order to achieve certain designated reserve ratios in the insurance funds and to impose special additional assessments. The assessment rate schedule for premium assessment provides for an assessment range of 0% to 0.27% of deposits, depending on capital and supervisory factors. Each depository institution is assigned to one of three capital groups: "well capitalized," "adequately capitalized" or "under capitalized." Within each capital group, institutions are assigned to one of three supervisory subgroups: "Subgroup A," "Subgroup B" or "Subgroup C". Accordingly, there are nine combinations of capital groups and supervisory subgroups to which varying assessment rates would be applicable. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Deposit insurance may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance. During 1999, the Bank was assessed deposit insurance in the aggregate amount of $26,083.

         The Economic Growth and Regulatory Paperwork Reduction Act of 1996, enacted in September of 1996, provides that, for semi-annual periods, Bank Insurance Fund ("BIF") deposits are also assessed to pay interest on the bonds issued in the late 1980s by the Financing Corporation (the "FICO Bonds") to recapitalize the now defunct Federal Savings & Loan Insurance Corporation. For purposes of the assessments to pay interest on the FICO Bonds, BIF deposits were assessed at a rate of 20% of the assessment rate applicable to Savings Association Insurance Fund ("SAIF") deposits until December 31, 1999. After December 31, 1999, there is full pro rata sharing of FICO assessments. The payment of the assessment to pay interest on the FICO Bonds should not materially affect the Bank.

Restrictions On Affiliate Transactions

         Transactions between a bank holding company and its subsidiary banks are subject to a number of other restrictions. FRB policies forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered or, if no market exists, actual costs plus a reasonable profit. Additionally, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit, sale or lease of property, or furnishing of services. Subject to certain limitations, depository institution subsidiaries of bank holding companies may extend credit to, invest in the securities of, purchase assets from, or issue a guarantee, acceptance, or letter of credit on behalf of, an affiliate, provided that the aggregate of such transactions with affiliates may not exceed 10% of the capital stock and surplus of the institution, and the aggregate of such transactions with all affiliates may not exceed 20% of the capital stock and surplus of such institution. A bank holding company may only borrow from depository institution subsidiaries if the loan is secured by marketable obligations with a value of a designated amount in excess of the loan. Further, the bank holding company may not sell a low-quality asset to a depository institution subsidiary. Bank holding companies are also restricted in the extent to which they and their subsidiaries can borrow or otherwise obtain credit from one another or engage in certain other transactions. The "covered transactions" that an insured depository institution and its subsidiaries are permitted to engage in with their nondepository affiliates are limited to the following amounts: (i) in the case of any one such affiliate, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 10% of the capital stock and the surplus of the insured depository institution; and (ii) in the case of all affiliates, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured depository institution. In addition, extensions of credit that constitute covered transactions must be collateralized in prescribed amounts. "Covered transactions" are defined by statute to include a loan or extension of credit to the affiliate, a purchase of securities issued by an affiliate, a purchase of assets from the affiliate (unless otherwise exempted by the FRB), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance, or letter of credit for the benefit of an affiliate.

Community Reinvestment Act

         Under the Community Reinvestment Act ("CRA"), a financial institution has a continuing and affirmative obligation, consistent with the safe and sound operation of such institution, to help meet the credit needs of its entire community, including low-income and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes, consistent with the CRA, are best suited to its particular community. The CRA requires each federal banking agency, in connection with its examination of a financial institution, to assess and assign one of four ratings to the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by the institution, including applications for charters, branches and other deposit facilities, relocations, mergers, consolidations, acquisitions of assets or assumptions of liabilities, and savings and loan holding company acquisitions. The CRA also requires that all institutions make public disclosure of their CRA ratings.

         In April of 1995, the FRB, the Office of the Comptroller of the Currency and other federal banking agencies adopted amendments revising their CRA regulations. Among other things, the amended CRA regulations substitute for the prior process-based assessment factors a new evaluation system that rates an institution based on its actual performance in meeting community needs. In particular, the new system focuses on three tests: (i) a lending test, to evaluate the institution's record of making loans in its assessment areas; (ii) an investment test, to evaluate the institution's record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and (iii) a service test, to evaluate the institution's delivery of services through its branches, automated teller machines and other offices. The amended CRA regulations also clarify how an institution's CRA performance would be considered in the application process. The Bank received a satisfactory rating on its most recent CRA performance evaluation.

Financial Institutions Reform, Recovery And Enforcement Act Of 1988.

         The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") reorganized and reformed the regulatory structure applicable to financial institutions generally. Among other things, FIRREA enhanced the supervisory and enforcement powers for the federal bank regulatory agencies; required insured financial institutions to guaranty repayment of losses incurred by the FDIC in connection with the failure of an affiliated financial institution; required financial institutions to provide their primary federal regulator with notice, under certain circumstances, of changes in senior management and broadened authority for bank holding companies to acquire savings institutions.

         Under FIRREA, federal bank regulators were granted expanded enforcement authority over "institution-affiliated parties" (i.e., officers, directors, controlling stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution). Federal banking regulators have power to bring enforcement actions against insured institutions and institution-affiliated parties, including cease-and-desist orders, prohibition orders, civil money penalties, termination of insurance and the imposition of operating restrictions and capital plan requirements. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Since the enactment of FIRREA, the federal bank regulators have significantly increased the use of written agreements to correct compliance deficiencies with respect to applicable laws and regulations and to ensure safe and sound practices. Violations of such written agreements are grounds for initiation of cease-and-desist proceedings. FIRREA granted the FDIC back-up enforcement authority to recommend enforcement action to an appropriate federal banking agency and to bring such enforcement action against a financial institution or an institution-affiliated party if such federal banking agency fails to follow the FDIC's recommendation. In addition, FIRREA generally requires public disclosure of final enforcement actions by the federal banking agencies.

         FIRREA also established a cross-guarantee provision ("Cross-Guarantee") pursuant to which the FDIC may recover from a depository institution losses that the FDIC incurs in providing assistance to, or paying off the depositors of, any of such depository institution's affiliated insured banks or thrifts. The Cross-Guarantee thus enables the FDIC to assess a holding company's healthy Bank Insurance Fund members and Savings Association Insurance Fund members for the losses of any of such holding company's failed BIF and SAIF members. Cross-Guarantee liabilities are generally superior in priority to obligations of the depository institution to its stockholders due solely to their status as stockholders and obligations to other affiliates. Cross-Guarantee liabilities are generally subordinated to deposit liabilities, secured obligations or any other general or senior liabilities, and any obligations subordinated to depositors or other general creditors.

Monetary Policy And Economic Conditions

         The earnings of the Company are affected by general economic conditions and by the policies of various governmental regulatory authorities. In particular, the actions and policies of the FRB exert a major influence on interest rates charged on loans and paid on deposits, credit conditions, the growth of loans, and the price of assets such as securities. Some of the methods used by the FRB to promote orderly economic growth by influencing interest rates and the supply of money and credit include open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. In addition to the actions of the FRB, the Company's earnings are also affected by FDIC insurance premiums. The effect of the various measures used by the FRB and other regulatory authorities on the future business and earnings of the Company cannot be reasonably predicted.

Illinois Regulation

         We are subject to additional regulation under the Illinois Bank Holding Company Act of 1957, as amended. As an Illinois bank holding company, we are subject to examination by OBRE. The Bank is organized under the laws of the State of Illinois and as such is subject to OBRE supervision. The OBRE requires all state banks to file a full and accurate statement of their affairs annually, and OBRE examiners conduct periodic examinations of state banks.

         The OBRE has the right to promulgate rules and regulations necessary for the supervision and regulation of Illinois banks under its jurisdiction and for the protection of the public investing in such institutions. The regulatory authority of the OBRE includes, but is not limited to, the establishment of reserve requirements; the regulation of the payment of dividends; the regulation of stock repurchases; the regulation of incorporators, shareholders, directors, officers and employees; the establishment of permitted types of withdrawable accounts and types of contracts for savings programs, loans and investments; the regulation of the conduct and management of banks, chartering and branching of institutions, mergers, conversions; and, limitations on investments in and loans to affiliates.

         The OBRE generally conducts regular annual examinations of Illinois banks to assure that these institutions are being operated in compliance with applicable Illinois law and regulations and in a safe and sound manner, and the banks are required to pay the fees for these supervisory operations. The OBRE has the power to remove or impose civil or criminal fines upon any director, officer, employee, or agent of a state bank if such person, in the conduct of the business of the bank, has engaged in an unsafe or unsound practice. Further, if the OBRE finds that a state bank's capital is impaired or in an otherwise unsound condition, its business is being conducted in an unlawful, fraudulent or unsafe manner, its operations are unable to continue, or the OBRE examination is obstructed or impeded, the OBRE must notify the board of directors of its findings. If such condition is not remedied within a prescribed time period, the OBRE must take possession and control of the bank and its assets for the purpose of examination, reorganization or liquidation through receivership.

         Under Illinois law, a bank may pay dividends without OBRE approval so long as the amount of the dividend does not exceed net profits then on hand, after the bank's losses and bad debts, and subject to certain additional OBRE requirements.

Recent Legislation

         On November 12, 1999, President Clinton signed into law the Financial Services Modernization Act of 1999. The Financial Services Modernization Act, among other things (a) permits banks to underwrite insurance and securities, (b) permits securities firms and insurers to buy banks, (c) authorizes the Treasury Department's Office of the Comptroller of the Currency to regulate bank subsidiaries that underwrite securities and (e) authorizes the FRB to regulate bank holding company affiliates that engage in risky activities such as insurance underwriting and real estate development.

         The operations of regulated depository institutions will continue to be subject to changes in applicable statutes and regulations from time to time which could adversely affect West Pointe and the Bank. The effect of the Financial Services Modernization Act on bank holding companies and their subsidiary banks is uncertain at this time.

COMPETITION

         We encounter strong competition both in making loans and in attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws permitting multi-bank holding companies, as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In various aspects of its business, the Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that the Bank does not currently provide. In addition, many of the Bank's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation, including the Financial Services Modernization Act discussed above, has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly. We believe that we compete with approximately 15 financial institutions in our geographic market.

         To compete effectively, the Bank relies upon specialized services, responsive handling of customer needs, and personal contacts by its officers, directors, and employees. Large multi-branch banking competitors tend to compete primarily by rate and the number and location of branches, while smaller, independent institutions like the Bank tend to compete primarily by rate and personal service.


RECENT DEVELOPMENTS

         The Company anticipates that it will provide brokerage and insurance services through Raymond James, a third party provider.


EMPLOYEES

         As of December 31, 1999, the Bank employed 96 full-time employees and 11 part-time employees. The Company does not have any employees and uses the employees retained by the Bank. No collective bargaining unit represents the employees. The Company and the Bank consider relations with their employees to be good.

ITEM 2.  FINANCIAL INFORMATION.

INTRODUCTION

         The following selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and with Management's Discussion and Analysis of Financial Condition and Results of Operations, provided herein.

                             SELECTED FINANCIAL DATA

                                                                                                               3 MONTHS
                                                                                                                ENDED
                                                       AS OF AND FOR THE YEAR ENDED DECEMBER 31,               MARCH 31,
                                      ----------------------------------------------------------------------- ------------
SUMMARY OF OPERATIONS
                                          1999          1998          1997           1996          1995           2000
                                     ------------   ------------  ------------   ------------  ------------   ------------
Interest and fee income              $ 19,219,917   $ 15,641,934  $ 11,618,831   $  8,489,285  $  6,774,885   $  5,539,554
Interest expense                       10,876,712      8,796,864     6,025,607      4,562,969     3,453,184      3,314,333
Net interest income                     8,343,205      6,845,070     5,593,224      3,926,316     3,321,701      2,225,221
Provision for loan losses               1,017,870        646,623       509,277        208,539       111,794        225,000
Net interest income after provision
     for loan losses                    7,325,335      6,198,447     5,083,947      3,717,777     3,209,907      1,970,221
Noninterest income                      1,986,795      1,724,986     1,283,861      1,134,147       767,422        488,961
Noninterest expense                     6,868,355      5,741,302     4,723,099      3,583,815     2,937,479      1,968,738
Net income                              2,089,675      1,692,481     1,142,209        910,957       732,635        463,744

PER SHARE DATA
Earnings:
     Basic                           $       4.50   $       3.83  $       3.14   $       2.60  $       2.09   $        .95
     Diluted                                 4.47           3.82          3.14           2.60          2.09            .94
Dividends declared                            .66            .60           .56            .56           .56            .17
Book value                           $      34.66   $      35.48  $      31.46   $      27.27  $      25.35   $      35.47
Average shares outstanding:
     Basic                                464,611        442,412       363,619        350,000       350,000        489,919
     Diluted                              467,610        442,681       363,619        350,000       350,000        493,586

SELECTED ACTUAL YEAR END BALANCES
Total assets                         $311,754,405   $250,582,295  $184,674,966   $134,151,437  $107,627,507   $319,731,052
Loans                                 174,192,437    140,582,015   118,456,941     86,002,954    66,389,485    178,019,065
Allowance for loan losses               1,687,021      1,342,000       976,000        728,000       606,000      1,694,062
Investment securities                 108,625,911     83,526,358    45,100,551     33,538,312    25,278,931    114,370,670
Deposits                              279,142,315    223,287,096   167,886,817    122,596,653    97,293,773    283,822,363
Borrowings                             13,775,700      9,959,702     1,715,869        727,194       776,464     16,542,377
Stockholders' equity                   16,980,222     15,707,510    13,826,704      9,543,474     8,871,975     17,379,992



SELECTED AVERAGE BALANCES
Assets                               $278,358,989   $214,117,251  $152,850,749   $119,109,261  $ 93,493,857   $315,049,481
Deposits                              247,584,963    191,165,856   139,952,709    107,729,710    83,200,908    281,191,558
Stockholders' equity                   16,504,164     14,673,436    10,259,939      9,132,982     8,476,466     17,263,274

FINANCIAL RATIOS
Return on average assets                      .75%           .79%          .75%           .76%          .78%           .59%
Return on average equity                    12.66          11.53         11.13           9.97          8.64          10.80
Average equity to average assets             5.93           6.85          6.71           7.67          9.07           5.48
Dividend payout ratio                       14.67          15.67         17.83          21.54         26.79          17.90

                                       9

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         The following discussion describes West Pointe's results of operations, financial condition, asset quality, and capital resources and asset/liability management during the three-year period ended December 31, 1999. This discussion should be read in conjunction with the Consolidated Financial Statements of West Pointe and the accompanying Notes to Consolidated Financial Statements, which are included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

         This Form 10 and future filings made by West Pointe with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by West Pointe, and oral statements made by executive officers or directors of West Pointe may include forward-looking statements, which are based on assumptions and describe future plans, strategies, projections and expectations of West Pointe. These forward-looking statements are generally identified by use of the terms "believe", "expect", "intend", "anticipate", "estimate", "project", or similar words. West Pointe's ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on West Pointe's operations include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U. S. Government, including policies of the U. S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in West Pointe's market areas and accounting principles and guidelines. All of these uncertainties, as well as others, are present in a banking operation and stockholders are cautioned that management's view of the future on which it prices its products, evaluates collateral, sets loan reserves and estimates costs of operation and regulation may prove to be other than as anticipated.

FINANCIAL OVERVIEW

         Net income for the year ended December 31, 1999, was $2,089,675 compared with $1,692,481 in the year ended December 31, 1998, and $1,142,209 for the year ended December 31, 1997, representing a 23.5% increase in net income for 1999 as compared to 1998 and a 48.2% increase for 1998 compared to 1997. Return on average assets was .75% for the year ended December 31, 1999, .79% for the year ended December 31, 1998 and .75% for the year ended December 31, 1997. Basic net income per share for the year ended December 31, 1999 increased to $4.50 per share from $3.83 for the year ended December 31, 1998 and $3.14 for the year ended December 31, 1997. Diluted net income per share for 1999 increased to $4.47 per share from $3.82 in 1998 and $3.14 in 1997.

         A 21.9% increase in net interest income and a 15.2% increase in noninterest income, partially offset by a 19.6% increase in noninterest expense contributed to West Pointe's earnings in 1999 compared to 1998. West Pointe's earnings in 1998 compared to 1997 reflected a 22.4% increase in net interest income and a 34.4% increase in noninterest income, partially offset by a 21.6% increase in noninterest expense. These increases were due to overall growth in West Pointe's operations.

         Total assets at December 31, 1999 increased to $311,754,405 compared with $250,582,295 at December 31, 1998 primarily from internal growth in the volume of loans and investment securities. These increases were funded by an increase in deposits, particularly time deposits, as well as a small increase in securities sold under agreements to repurchase.

RESULTS OF OPERATIONS

     NET INTEREST INCOME

         Net interest income is comprised of interest income and loan-related fees less interest expense. Net interest income is affected by a number of factors including the level, pricing, mix and maturity of earning assets and interest bearing liabilities; interest rate fluctuations; and asset quality. Net interest income is presented on a "tax-equivalent" basis, which adjusts tax-exempt income to an amount that would yield the same after-tax income had the income been subject to taxation at the federal statutory rate, currently 34% for West Pointe.

         Net interest income for the period ended December 31, 1999, was $8,872,059 compared to $7,127,861 for the period ended December 31, 1998, an increase of 24.5%. Net interest income for the period ended December 31, 1997, was $5,712,657.

         During the year ended December 31, 1999, the average balance of interest earning assets increased $61,868,948 compared with the year ended December 31, 1998, resulting in an increase in tax-equivalent interest income of $4,502,277. These increases were principally attributable to increases in the volume of loans and investment securities. Changes in yields on interest earning assets decreased tax-equivalent interest income by $678,231. The yield on the loan portfolio decreased 47 basis points for the year ended December 31, 1999 compared to the year ended December 31, 1998 even though the prime lending rate increased during the last two quarters of the year ended December 31, 1999. While certain loans in the commercial and real estate loan portfolios reprice upward or downward as the prime rate changes, the timing of this repricing does not always occur simultaneously with the prime rate change. Loans that reprice with changes in the prime rate generally reprice to the same extent. The yield on taxable securities remained relatively stable while the yield on tax-exempt securities decreased 16 basis points during the year ended December 31, 1999, compared to the year ended December 31, 1998. The yield on tax-exempt securities decreased as certain holdings either matured or were called for redemption. Proceeds from these securities, along with other purchases, were generally invested at lower yields associated with the interest rate environment that existed at the time.

         The increase in the average balance of interest earning assets of $58,517,133 from December 31, 1997 to December 31, 1998, resulted in an increase in tax-equivalent interest income of $4,271,623. These increases were principally attributable to increases in the volume of loans and investment securities, which were funded by an increase in deposits and borrowings. Changes in yields on interest earning assets during the year ended December 31, 1998, compared to the year ended December 31, 1997 decreased tax-equivalent interest income by $85,162. The yield on the loan portfolio remained relatively stable for the year ended December 31, 1998, compared to the year ended December 31, 1997. The yield on taxable securities remained relatively stable while the yield on tax-exempt securities decreased 40 basis points during the year ended December 31, 1998, compared to the year ended December 31, 1997. The reduced yield on tax-exempt securities was reflective of lower rates earned on new purchases.

         The average balance of interest bearing liabilities increased $56,576,128 during the year ended December 31, 1999 compared with the year ended December 31, 1998, and included an increase of $50,786,545 in average interest bearing deposits. Time deposits accounted for the majority of this increase. The remainder of the increase in average interest bearing liabilities was attributable to increases in short-term and long-term borrowings. The increases in short-term and long-term borrowings are discussed under "--Borrowings" and represent additional funding sources for the increased levels of loans and investment securities. The average rate paid on total interest bearing liabilities decreased 31 basis points in 1999, primarily due to the lower rate environment that existed during the first nine months of 1999. Interest expense increased $2,598,274 in 1999, as a result of the increased volume of interest bearing liabilities. The lower rate environment in 1999 resulted in a decrease in interest expense on interest bearing liabilities of $518,426. Increases in rates paid on long-term borrowings and interest bearing demand deposits were offset by decreased rates paid on savings and market rate deposits, time deposits and short-term borrowings.

         The average balance of interest bearing liabilities increased $53,101,927 from December 31, 1997 to December 31, 1998. This increase included an increase of $47,513,725 in average interest bearing deposits. The majority of this increase was attributable to increases in the average balance of time deposits, which resulted from expanded promotional activities involving certain time deposit products. The increase in the average balance of interest bearing liabilities for the year ended December 31, 1998, compared to the year ended December 31, 1997, resulted in an increase in interest expense of $2,711,027. The average rate paid on total interest bearing liabilities increased 12 basis points for the year ended December 31, 1998, compared to the year ended December 31, 1997. This increase resulted in an increase in interest expense of $60,230.

         During 1999, West Pointe's net interest margin was 3.38% compared with 3.56% and 4.03% in 1998 and 1997, respectively. Interest rate trends had a significant impact on West Pointe's yields and costs during the period from 1997 through 1999. The decrease in the net interest margin for the year ended December 31, 1999 occurred as the decrease in yields on interest earning assets exceeded the decrease in the average rate paid on interest bearing liabilities. Continued competitive pricing for both loans and deposits directly affected the reductions in net interest margin. The decrease in the net interest margin for 1998 compared to 1997 resulted from a decrease in yields on interest earnings assets, coupled with an increase in the average rate paid on interest bearing liabilities.

         The following table sets forth West Pointe's average balance sheets for the last three years, the interest income and expense associated with such categories of interest earning assets and interest bearing liabilities, and the average yields and rates on such categories.

          DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND STOCKHOLDERS'
                      EQUITY AND INTEREST RATE INFORMATION


                                               1999                                   1998
                               -----------------------------------    -----------------------------------
                                                           AVERAGE                                AVERAGE
                                 AVERAGE                    YIELD/      AVERAGE                    YIELD/
                                 BALANCE       INTEREST      COST       BALANCE       INTEREST      COST
                               ----------    -----------  --------    -----------    ---------    -------
ASSETS
Interest earning assets:
  Interest bearing due from
    banks                      $  1,739,598   $    85,270   4.90%     $    884,212  $     45,005    5.09%
  Loans (1)                     157,019,458    13,430,674   8.55       127,900,423    11,538,546    9.02
  Taxable securities(2)(3)       62,297,528     3,856,155   6.19        45,885,969     2,823,683    6.15
  Non-taxable securities(2)(3)   35,970,393     2,124,057   5.91        18,876,410     1,146,237    6.07
  Federal funds sold              5,213,562       252,615   4.85         6,824,577       371,254    5.44
                               ------------   -----------   ----      ------------  ------------    ----
Total interest earning assets   262,240,539    19,748,771   7.53       200,371,591    15,924,725    7.95
                               ============   ===========   ====      ============  ============    ====


Noninterest earning assets:
  Cash and due from banks         7,983,101                              6,096,868
  Bank premises and
    equipment                     7,117,697                              5,934,833
  Other assets                    2,504,162                              2,878,790
  Allowance for loan losses      (1,486,510)                            (1,164,831)
                               ------------                           ------------
     Total Assets              $278,358,989                           $214,117,251
                               ============                           ============
LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest bearing liabilities:
  Interest bearing demand
    deposits                   $ 24,247,574   $    576,521   2.38%    $ 14,399,755  $    268,396    1.86%
  Savings and money market
    deposits                     55,278,355      1,967,897   3.56       47,741,939     1,779,666    3.73
  Time deposits                 142,688,540      7,744,850   5.43      109,286,230     6,420,434    5.87
  Short-term borrowings           7,486,767        332,823   4.45        4,108,142       195,564    4.76
  Federal Home Loan Bank
    advances                      5,095,890        254,621   5.00        2,684,932       132,804    4.95
                               ------------   ------------   ----     ------------  ------------    ----
Total interest bearing
  liabilities                   234,797,126     10,876,712   4.63      178,220,998     8,796,864    4.94
                               ------------   ------------   ----     ------------  ------------    ----
Noninterest bearing
liabilities:
  Demand deposits                25,370,494                             19,737,932
  Other liabilities               1,687,205                              1,484,885
                               ------------                           ------------
    Total Liabilities           261,854,825                            199,443,815


    Stockholders' Equity         16,504,164                             14,673,436
                               ------------                           ------------


    Total Liabilities and
    Stockholders' Equity       $278,358,989                           $214,117,251
                               ============                           ============

Net interest income                           $  8,872,059                           $  7,127,861
                                              ============                           ============

Interest rate spread                                         2.90%                                  3.01%
                                                             ====                                   ====

Net interest margin                                          3.38%                                  3.56%
                                                             ====                                   ====


                                                      1997
                                   ------------------------------------
                                                                 AVERAGE
                                    AVERAGE                       YIELD/
                                    BALANCE         INTEREST       COST
                                   ----------     -----------   -------
ASSETS
Interest earning assets:
  Interest bearing due from
    banks                           $    239,173   $     12,910   5.40%
  Loans (1)                          103,209,852      9,390,141   9.10
  Taxable securities(2)(3)            28,347,902      1,711,971   6.04
  Non-taxable securities(2)(3)         7,109,367        460,081   6.47
  Federal funds sold                   2,948,164        163,161   5.53
                                    ------------   ------------   ----
Total interest earning assets        141,854,458     11,738,264   8.27
                                    ============   ============   ====


Noninterest earning assets:
  Cash and due from banks              4,696,596
  Bank premises and
    equipment                          5,013,769
  Other assets                         2,118,228
  Allowance for loan losses             (832,302)
                                    ------------
     Total Assets                   $152,850,749
                                    ============
LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest bearing liabilities:
  Interest bearing demand
    deposits                        $ 11,575,854   $    214,695   1.85%
  Savings and money market
    deposits                          36,612,859      1,335,116   3.65
  Time deposits                       75,725,486      4,416,948   5.83
  Short-term borrowings                1,204,872         58,848   4.88
  Federal Home Loan Bank
    advances                                  --             --     --
                                    ------------   ------------   ----
Total interest bearing
  liabilities                        125,119,071      6,025,607   4.82
                                    ------------   ------------   ----
Noninterest bearing
liabilities:
  Demand deposits                     16,038,510
  Other liabilities                    1,433,229
                                    ------------
    Total Liabilities                142,590,810


    Stockholders' Equity              10,259,939
                                    ------------


    Total Liabilities and
    Stockholders' Equity            $152,850,749
                                    ============

Net interest income                                 $ 5,712,657
                                                    ===========

Interest rate spread                                              3.45%
                                                                  ====

Net interest margin                                               4.03%
                                                                  ====


(1) For purposes of these computations, nonaccrual loans are included in the daily average loan amounts outstanding; interest on nonaccrual loans is recorded when received.
(2) Information presented on a tax-equivalent basis assuming a tax rate of 34%. The tax-equivalent adjustment amounted to $528,854, $282,791 and $119,433 for 1999, 1998 and 1997, respectively.
(3) Yields are calculated on historical cost and exclude the impact of the unrealized gain (loss) on available for sale securities.

The following table sets forth the volume and rate variances that affected net interest income.


                                               1999 COMPARED WITH 1998                          1998 COMPARED WITH 1997
                                            INCREASE (DECREASE) DUE TO (1)                  INCREASE (DECREASE) DUE TO (1)
                                        --------------------------------------         ----------------------------------------
                                          VOLUME         RATE          NET                VOLUME         RATE           NET
                                        ----------   -----------   -----------         -----------     ----------   -----------
Interest earned on:
   Interest bearing due from banks      $   42,009     $  (1,744)   $   40,265          $   32,876      $    (781)   $   32,095
   Loans                                 2,518,583      (626,455)    1,892,128           2,231,608        (83,203)    2,148,405
   Taxable securities                    1,014,022        18,450     1,032,472           1,079,892         31,820     1,111,712
   Non-taxable securities (2)            1,008,909       (31,089)      977,820             716,464        (30,308)      686,156
   Federal funds sold                      (81,246)      (37,393)     (118,639)            210,783         (2,690)      208,093
                                        ----------    ----------    ----------          ----------      ---------    ----------
Total interest earning assets            4,502,277      (678,231)    3,824,046           4,271,623        (85,162)    4,186,461
                                        ----------    ----------    ----------          ----------      ---------    ----------
Interest paid on:
   Interest bearing demand deposits        218,724        89,401       308,125              52,537          1,164        53,701
   Savings and money market deposits       271,970       (83,739)      188,231             414,626         29,924       444,550
   Time deposits                         1,836,364      (511,948)    1,324,416           1,972,863         30,623     2,003,486
   Short-term borrowings                   150,753       (13,494)      137,259             138,197         (1,481)      136,716
   Federal Home Loan Bank advances         120,463         1,354       121,817             132,804          -           132,804
                                        ----------    ----------    ----------          ----------      ---------    ----------
Total interest bearing liabilities       2,598,274      (518,426)    2,079,848           2,711,027         60,230     2,771,257
                                        ----------    ----------    ----------          ----------      ---------    ----------
Net interest income                     $1,904,003     $(159,805)   $1,744,198          $1,560,596      $(145,392)   $1,415,204
                                        ==========    ==========    ==========          ==========      =========    ==========


(1) The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the change in each.

(2) Presented on a tax-equivalent basis assuming a tax rate of 34%. The tax-equivalent adjustment relating to the change in interest income was an increase of $246,063 for 1999 compared with 1998 and an increase of $163,358 for 1998 compared with 1997.

     PROVISION FOR LOAN LOSSES

         The provision for loan losses represents management's judgment of the cost associated with credit risk inherent in the loan portfolio. Factors which influenced management's determination of the provision for loan losses include, among other things, size and quality of the loan portfolio measured against prevailing economic conditions, regulatory guidelines, and historical loan loss experience. The provision for loan losses charged to expense in the year ended December 31, 1999 increased to $1,017,870 compared with $646,623 and $509,277 in the year ended December 31, 1998 and the year ended December 31, 1997, respectively. The increase in the provision in the year ended December 31, 1999 was primarily related to a higher level of net charge-offs coupled with overall growth in the loan portfolio. The increase in the provision in the year ended December 31, 1998 compared to the year ended December 31, 1997 was primarily attributable to overall growth in the loan portfolio. Activity in the allowance for loan losses and non performing loan data are discussed under "-- Asset Quality."

     NONINTEREST INCOME

         Excluding net securities gains, noninterest income for the year ended December 31, 1999 was $1,960,417 compared with $1,544,471 and $1,278,425 in the year ended December 31, 1998 and the year ended December 31, 1997, respectively. Total noninterest income as a percentage of average assets was .7l%, .81% and
 .84% for 1999, 1998, and 1997, respectively.

         The following table sets forth information pertaining to the major components of noninterest income.


                                                                      YEAR ENDED DECEMBER 31
                                                            -------------------------------------------
                                                               1999             1998             1997
                                                            ----------      ----------       ----------

Service charges on deposits                                 $  821,725      $  626,351       $  542,015
Mortgage banking                                               411,953         411,301          256,115
Trust fees                                                     309,718         203,338          151,121
Credit card income                                             223,645         161,076          182,986
Gain on sale of securities, net                                 26,378         180,515            5,436
Other                                                          193,376         142,405          146,188
                                                            ----------      ----------       ----------
Total noninterest income                                    $1,986,795      $1,724,986       $1,283,861
                                                            ==========      ==========       ==========

         The largest component of noninterest income, service charges on deposits, consists of fees on both interest bearing and noninterest bearing accounts and charges for insufficient funds and overdrafts. Additional service charges associated with the growth in the volume of deposits contributed to the increases in service charges on deposits for 1999 compared to 1998 and 1998 compared to 1997.

         Mortgage banking income remained stable in 1999 compared to 1998. The level of income from this category increased $155,186 in 1998 compared to 1997. This increase was due to the interest rate environment in 1998, which resulted in a large number of refinancings.

         The increase in income from trust fees during 1999 was primarily due to additional one-time fees associated with the administration of certain estates coupled with an increase in the market value of trust assets on which certain fees are based and on new business development. The increase in income from trust fees during 1998 compared to 1997 was primarily due to new business development.

         Credit card income primarily consists of fees charged to merchants for processing credit card transactions and interchange fees received on transactions of West Pointe's cardholders. The increase in credit card income during 1999, compared to 1998 and 1997, partially resulted from additional merchant related revenues as well as revenues associated with West Pointe's "debit" card product.

         Net securities gains in 1999 totaled $26,378 compared to $180,515 and $5,436 in 1998 and 1997, respectively. Net securities gains in 1999 and 1997 remained at modest levels. The increase in net securities gains in 1998 was the result of management's decision to reconfigure certain segments of the available-for-sale portion of the investment portfolio.

         Other noninterest income includes such items as interchange fees on automated teller machine (ATM) transactions, safe deposit rental fees, check printing fees and other miscellaneous fees. The increase in other noninterest income during 1999, compared to 1998 and 1997, primarily resulted from growth in fee income associated with ATM's.

     NONINTEREST EXPENSE

         Noninterest expense increased $1,127,053, or 19.6%, to $6,868,355 in 1999 compared with $5,741,302 and $4,723,099 in 1998 and 1997, respectively. The increase in 1999 from 1998 was primarily attributable to increases in employee compensation and other benefits coupled with an increase in other noninterest expense, which includes such items as legal and professional fees, FDIC insurance premiums, postage costs, and certain credit card program expenses. The efficiency ratio, a key indicator of the control of noninterest expense, improved throughout 1999. The efficiency ratio for the year ended December 31, 1999 improved to 63.4% from 66.2% and 67.6% for the years ended December 31, 1998 and 1997, respectively. Noninterest expense as a percentage of average assets was 2.47%, 2.68% and 3.09% for 1999, 1998 and 1997, respectively.

The following table sets forth information pertaining to the major components of noninterest expense.


                                                                        YEAR ENDED DECEMBER 31
                                                            --------------------------------------------
                                                                1999           1998              1997
                                                            ----------     -----------       -----------
Employee compensation and other benefits                    $3,510,251      $2,966,405       $2,426,029
Occupancy, net                                                 410,158         384,018          293,941
Furniture and equipment                                        365,957         301,569          227,072
Data processing                                                323,011         291,621          246,804
Advertising                                                    280,948         253,325          157,936
Other                                                        1,978,030       1,544,364        1,371,317
                                                            ----------      ----------       ----------
Total noninterest expense                                   $6,868,355      $5,741,302       $4,723,099
                                                            ==========      ==========       ==========

         Employee compensation and other benefits are the largest components of noninterest expense representing approximately 51% of total noninterest expense during 1999. The increase in employee compensation and other benefits for 1999 compared to 1998 reflected the cost of normal merit increases and staff additions associated with the addition of a banking location in Dupo, Illinois and the overall growth in bank operations. The increase in employee compensation and other benefits for 1998 compared to 1997 primarily related to normal merit increases and the opening of a new branch location in Columbia, Illinois.

         Net occupancy expense increased modestly in 1999 compared to 1998 and increased $90,077 in 1998 compared to 1997. The increase in 1998 was primarily associated with expenses connected with the opening of West Pointe's Columbia, Illinois banking location and an overall increase in maintenance and other occupancy costs.

         Furniture and equipment expense increased to $365,957 in 1999 from $301,569 and $227,072 in 1998 and 1997, respectively. These increases were primarily related to expansion of West Pointe's operations and technology upgrades, including upgrades related to the Year 2000.

         Data processing expenses increased $31,390 in 1999 compared to 1998 and increased $44,817 in 1998 compared to 1997. West Pointe currently employs the services of an outside provider for its data processing needs. The increases resulted from normal growth in operations.

         Advertising expenses increased $27,623 in 1999 compared to 1998 and increased $95,389 in 1998 compared to 1997. These increases resulted from expanded advertising activities in areas served by West Pointe's banking centers and new campaigns related to new branch openings.

         Other noninterest expense includes such items as legal and professional fees, FDIC insurance premiums, mortgage banking expenses, postage costs and certain credit card program expenses. Other noninterest expense increased $433,666 in 1999 compared to 1998 and increased $173,047 in 1998 compared to 1997. These increases related to numerous categories of other noninterest expense.

         West Pointe recorded income tax expense of $354,100 in 1999, compared with $489,650 in 1998 and $502,500 in 1997, respectively. West Pointe's effective tax rate was 14.5% in 1999, 22.4% in 1998 and 30.6% in 1997. The decrease in income tax expense and the decrease in the effective tax rates for 1999 and 1998 resulted primarily from increased levels of tax-exempt income as a percentage of income before income taxes.

FINANCIAL CONDITION

     GENERAL

         Total assets at December 31, 1999 increased $61,172,110 to $311,754,405 compared with $250,582,295 at December 31, 1998. This increase primarily resulted from the increase in the volume of loans and investment securities.

     LOANS

         Total average loans represented 59.9%, 63.8% and 72.8% of average interest earning assets during 1999, 1998 and 1997, respectively. Loans increased 23.9% to $174,192,437 at year-end 1999 from $140,582,015 at year-end
1998. The growth in 1999 was primarily attributable to more aggressive sales effort in a highly competitive market environment.

         The following table presents the composition of the loan portfolio by type of borrower and major loan category and the percentage of each to the total loan portfolio for the periods presented.


                                                                           DECEMBER 31
                      --------------------------------------------------------------------------------------------------------------
                              1999                   1998                  1997                1996 (1)              1995 (1)
                      --------------------    -------------------  --------------------   --------------------  --------------------
                        AMOUNT     PERCENT     AMOUNT     PERCENT    AMOUNT     PERCENT    AMOUNT      PERCENT     AMOUNT    PERCENT
                      ---------    -------    --------    -------   ---------   -------   --------     -------   ---------   -------
COMMERCIAL
BORROWERS
Commercial
     financial and
     agricultural    $ 44,469,418     25.5%  $42,866,422    30.5%  $33,108,224     28.0%  $23,741,000   27.6%   $10,893,000    16.4%
Commercial real
     estate            61,284,167     35.2    44,266,850    31.5    35,214,464     29.7    23,299,000   27.1     22,862,000    34.4
Real estate
     construction      11,074,257      6.4     9,308,269     6.6     7,935,751      6.7     5,192,000    6.0      4,350,000     6.6
                     ------------     ----   -----------    ----   -----------     ----   -----------   ----    -----------    ----
Total commercial      116,827,842     67.1    96,441,541    68.6    76,258 439     64.4    52,232,000   60.7     38,105,000    57.4
                     ------------     ----   -----------    ----   -----------     ----   -----------   ----    -----------    ----
CONSUMER BORROWERS
1-4 family
     residential
     real estate       47,136,881     27.0    34,783,754    24.7    33,232,449     28.1    25,934,000   30.2     21,893,000    33.0
Other consumer loans   10,227,714      5.9     9,356,720     6.7     8,966,053      7.5     7,837,000    9.1      6,391,000     9.6
                     ------------     ----   -----------    ----   -----------     ----   -----------   ----    -----------    ----
Total consumer         57,364,595     32.9    44,140,474    31.4    42,198,502     35.6    33,771,000   39.3     28,284,000    42.6
                     ------------     ----   -----------    ----   -----------     ----   -----------   ----    -----------    ----

Total loans          $174,192,437    100.0% $140,582,015   100.0% $118,456,941    100.0%  $86,003,000  100.0%   $66,389,000   100.0%
                     ============     ====   ===========    ====   ===========     ====   ===========   ====    ===========    ====


(1)  AMOUNTS ROUNDED TO NEAREST THOUSAND.



         West Pointe's commercial, financial and agricultural loan portfolio is diversified and includes loans secured by non-real estate collateral to manufacturers, retailers, distributors, service providers and investors. Emphasis is generally placed upon middle-market and community businesses with financial stability and known local management. Underlying collateral for commercial, financial and agricultural loans includes, but is not limited to, inventory, equipment, vehicles and accounts receivable. In the case of corporations, the Bank may obtain personal guarantees from principal shareholders and/or officers.

         The commercial real estate loan portfolio consists largely of mortgage loans secured by commercial properties located in the communities served by West Pointe's banking centers. A significant portion of the commercial real estate loan portfolio is comprised of traditional commercial loans with real estate taken as additional collateral. These loans are generally made to fund the acquisition of buildings and real estate for commercial, industrial, office and retail use. The maximum loan-to-value ratio applicable to improved commercial properties is 85%. Prior approval of the Bank's Loan and Discount Committee is required for new loans with loan-to-value ratios exceeding this limit.

         The real estate construction loan portfolio consists of loans made to finance land development preparatory to erecting new structures or the on-site construction of 1-4 family residences, commercial properties, retail centers, medical and business offices, warehouse facilities and multi-family residential developments. The maximum loan-to-value ratio applicable to loans made for the purpose of land development activities is 75%. The maximum loan-to-value ratios applicable to commercial/multi-family and 1-4 family residential construction loans are 80% and 85%, respectively.

         The 1-4 family residential real estate portfolio is predominantly comprised of loans extended for owner-occupied residential properties. These loans typically are secured by first mortgages on the properties financed and generally have a maximum loan-to-value ratio of 85%. The amortization periods for these loans generally do not exceed twenty years with interest being calculated on a fixed or floating rate basis. The 1-4 family residential real estate category also includes home equity lines of credit and closed-end second mortgage loans. Closed-end second mortgage loans generally bear a fixed rate of interest over a three to five year term with a five to fifteen year amortization, while home equity lines of credit generally have an interest rate indexed to the prime rate. Home equity loans generally have a maximum loan-to-value ratio of 85%. Generally, any portion of 1-4 family residential real estate loans exceeding 80% of the loan-to-value ratio require private mortgage insurance.

         The consumer loan portfolio consists of both secured and unsecured loans to individuals for household, family, and other personal expenditures such as automobile financing, home improvements and recreational and educational purposes. Consumer loans are typically structured with fixed rates of interest and full amortization of principal and interest within three to five years. The maximum loan-to-value ration applicable to consumer loans is generally 80%.
This category also includes revolving credit products such as checking overdraft protection and MasterCard and VISA credit cards. Consumer loans are either unsecured or are secured with various forms of collateral, other than real estate.


         The weighted average yield on the loan portfolio in 1999 was 8.55% compared to 9.02% and 9.10% in 1998 and 1997, respectively. Overall yields on the loan portfolio trended downward during the latter half of 1998 and the first half of 1999. The general level of interest rates began to trend upward during the last half of 1999. West Pointe's loan portfolio yields tend to follow trends in the prime lending rate, which increased slightly during the last half of 1999. However, while loan yields tend to follow trends in the prime lending rate, they may not follow simultaneously with such trends. West Pointe's loan portfolio yields remained stable during 1998 compared to 1997. At December 31, 1999, 35.2% of West Pointe's total loan portfolio had floating or adjustable interest rates.

     The following table sets forth the amount of loans outstanding as of December 31, 1999, which, based on remaining maturity, are due in the periods indicated. In addition, the amounts due after one year are classified according to sensitivity to changes in interest rates.


                                                                     DECEMBER 31, 1999
                                                                          MATURING
                                            ---------------------------------------------------------------------
                                                                 AFTER ONE
                                                 IN ONE           THROUGH           AFTER
                                              YEAR OR LESS       FIVE YEARS      FIVE YEARS          TOTAL
                                              ------------       -----------     ----------      -----------
Commercial, financial and agricultural         $25,873,463       $16,835,324    $ 1,760,631     $ 44,469,418
Commercial real estate                          13,219,128        44,110,501      3,954,538       61,284,167
Real estate construction                        11,074,257                --             --       11,074,257
1-4 family residential real estate               5,497,478         9,881,304     31,758,099       47,136,881
Other consumer loans                             2,974,481         6,805,881        447,352       10,227,714
                                               -----------       -----------    -----------     ------------
Total loans                                    $58,638,807       $77,633,010    $37,920,620     $174,192,437
                                               ===========       ===========    ===========     ============


                                                                    INTEREST SENSITIVITY
                                            ---------------------------------------------------------------------
                                                                                    FLOATING OR
                                                                   FIXED            ADJUSTABLE
                                                               INTEREST RATES     INTEREST RATES
                                                               --------------    ---------------

Due after one year                                               $76,570,395       $38,983,235
                                                                 ===========       ===========


         The Bank's asset quality management program, particularly with regard to loans, is designed to analyze potential risk elements and to support the growth of a profitable and high quality loan portfolio. The Bank employs the use of a loan rating system to monitor the loan portfolio and to determine the adequacy of the allowance for loan losses. The Bank's lending philosophy is to invest in loans in the communities served by its banking centers so it can effectively monitor and control credit risk. The majority of the loan portfolio is comprised of retail loans and loans to small-to-midsized businesses. A periodic review of selected credits (based on loan size) is conducted to identify loans with heightened risks or inherent losses. Factors which could contribute to increased risk in the loan portfolio include, but are not limited to, changes in interest rates, general economic conditions and reduced collateral values. The loan portfolio does not include any loans to foreign countries.

         As of December 31, 1999, the statutory legal lending limit amount for the Bank to loan to one customer was $4,073,191.


    SECURITIES

         Investment securities increased $25,099,553, or 30.0% at December 31, 1999, compared to year-end 1998. The increase in investment securities primarily resulted from purchases, net of sales and maturities, in the available for sale category. In addition, due to an increase in the amount of collateral required for a new public fund deposit account, it was necessary to increase investment securities. The investment securities portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds not needed to satisfy loan demand. The investment portfolio also supplies securities as required collateral for certain deposits and for securities sold under agreements to repurchase. Additional information regarding West Pointe's securities sold under agreements to repurchase is presented and discussed under "--Borrowings."

         West Pointe classifies investment securities as available-for-sale or held-to-maturity. Available-for-sale securities are held with the option of their disposal in the foreseeable future to meet investment objectives or for other operational needs. Held-to-maturity securities generally provide a relatively stable source of income. All of West Pointe's held-to-maturity securities are Federal Home Loan Mortgage Corporation and Federal National Mortgage Association mortgage-backed securities.

         Available-for-sale investment securities are recorded at fair value. Net unrealized losses on available for sale investment securities totaled $4,061,045 at December 31, 1999, while net unrealized gains on available-for-sale investment securities were $774,083 at December 31, 1998. Included in stockholders' equity at December 31, 1999 and 1998 was accumulated other comprehensive income (loss) associated with unrealized gains and losses on available-for-sale investment securities of $(2,517,848) and $479,931, respectively. The accumulated other comprehensive income (loss) amounts were recorded net of deferred income tax credits of $1,543,197 in 1999 and deferred income taxes of $294,152 in 1998.

         Available-for-sale securities increased $26,352,984, or 33.9%, to $104,112,092 at December 31, 1999 from $77,759,108 at December 31, 1998.
Approximately 96% of investment securities included in West Pointe's investment securities portfolio are classified as available for sale. All investment security purchases in 1999, 1998 and 1997 were classified as available for sale. Held-to-maturity securities decreased $1,253,431, or 21.7%, at December 31, 1999 from year-end 1998. This reduction resulted from payments received on the mortgage-backed securities that comprise this category of the investment portfolio.

         The following tables set forth the composition of the held-to-maturity and the available-for-sale securities portfolios, respectively, for the last three years.


                                                                                   DECEMBER 31
                                                            ----------------------------------------------------------
                                                                   1999                1998               1997
                                                                   ----                ----               ----
HELD-TO-MATURITY SECURITIES
Mortgage-backed securities                                     $  4,513,819          $ 5,767,250        $ 7,071,708
                                                               ============          ===========        ===========
                                                                                   DECEMBER 31
                                                            ----------------------------------------------------------
                                                                   1999                1998               1997
                                                                   ----                ----               ----
AVAILABLE-FOR-SALE SECURITIES
U.S. Treasuries                                                $     --              $ 2,625,406        $ 6,427,629
Obligations of U.S. government corporations
    and agencies                                                 61,089,388           34,285,875         21,404,562
Mortgage-backed securities                                        7,346,741            7,326,218          1,047,054
Obligations of states and political subdivisions                 34,591,644           32,527,409          8,406,560
Equity securities                                                 1,084,319              994,200            743,038
                                                               ------------          -----------        -----------

Total available-for-sale                                       $104,112,092          $77,759,108        $38,028,843
                                                               ============          ===========        ===========




         The following table sets forth the maturities and weighted average yields of each category of held-to-maturity and available-for-sale securities at December 31, 1999 based upon expected maturities of such securities.


                                   IN ONE YEAR          AFTER ONE YEAR        AFTER FIVE YEARS
                                     OR LESS                THROUGH                THROUGH
                                                          FIVE YEARS              TEN YEARS          AFTER TEN YEARS
                            ---------------------- ---------------------- ---------------------- ---------------------
                                AMOUNT      YIELD      AMOUNT      YIELD      AMOUNT      YIELD      AMOUNT     YIELD
                            -----------  ---------- ----------- ---------- ----------- ---------- ----------- ---------
HELD-TO-MATURITY
SECURITIES

Mortgage-backed securities   $    77,484    5.44%   $      ---       ---%   $ 2,427,163     6.10%   $ 2,009,172      6.00%
                                 -------    ----     ---------     -----    -----------     ----    -----------      ----

AVAILABLE-FOR-SALE
SECURITIES

Obligations of U.S.
   government
   corporations and
   agencies                   14,865,900    5.40     18,224,633      6.43    27,998,855     6.43            ---       ---
Mortgage-backed securities           ---     ---            ---       ---       354,660     6.37      6,992,081      6.20
Obligations of states and
   political subdivisions(1)     306,408    6.93      2,076,020      6.75    31,667,401     5.83        541,815      6.05
Equity securities (2)                ---     ---            ---       ---           ---      ---      1,084,319      7.18
                              ----------    ----    -----------     -----   -----------    -----    -----------     -----

Total available-for-sale      15,172,308    5.43     20,300,653      6.46    60,020,916     6.11      8,618,215      6.31
                              ----------    ----    -----------     -----   -----------    -----    -----------     -----
Total securities             $15,249,792    5.43%   $20,300,653      6.46%  $62,448,079     6.11%   $10,627,387      6.25%
                             ===========    ====    ===========     =====   ===========    =====    ===========     =====


(1) Yields presented on a tax-equivalent basis assuming a tax rate of 34%.
(2) Equity securities have no stated maturity and are, therefore, included in the after 10 year category.


         The weighted average yield on the taxable securities portfolio remained relatively level at 6.19% for 1999, compared to 6.15% and 6.04% for 1998 and 1997, respectively. Average taxable securities totaled $62,297,528 in 1999 compared to $45,885,969 and $28,347,902 in 1998 and 1997, respectively.

         Average non-taxable securities totaled $35,970,393 in 1999, compared to $18,876,410 and $7,109,367 in 1998 and 1997, respectively. The weighted average tax-equivalent yield on non-taxable securities was 5.91%, 6.07% and 6.47% during 1999, 1998 and 1997, respectively.

         The remainder of West Pointe's interest earning assets consists of federal funds sold and interest bearing due from bank balances. These two categories comprised less than 4% of West Pointe's total interest earning assets during 1999, 1998 and 1997, respectively. Federal funds sold consist of sales of excess funds and generally have a maturity of one day.

     DEPOSITS

         West Pointe's deposit base is its primary source of liquidity and consists of deposits originating within the communities served by its banking locations. Deposits are West Pointe's primary and most reliable funding source for interest earning assets.

         Total deposits increased 25.0%, or $55,855,219, to $279,142,315 at
December 31, 1999, from $223,287,096 at December 31, 1998. Approximately $22 million of this increase was associated with one new interest bearing demand deposit relationship with a public entity. This public entity established the relationship, in the third quarter of 1999, primarily because of West Pointe's technological advancements and competitive pricing. West Pointe has focused on expanding its overall banking relationships with public entities. All other categories of deposits, particularly time deposits, increased from year-end 1998 to year-end 1999. West Pointe continues to feature its 12-month, 18-month and 24-month certificates of deposit. The increase in deposits was primarily due to ongoing sales efforts and competitive pricing. Deposits generated from the new banking location in Dupo, Illinois, also contributed to the increase in deposits.

         The following table sets forth the composition of the deposit portfolio for the periods presented.


                                                                         DECEMBER 31
                                           -------------------------------------------------------------------------
                                                         1999                                 1998
                                           --------------------------------- ---------------------------------------
                                                AMOUNT          PERCENT            AMOUNT             PERCENT
                                           ----------------- --------------- ------------------- -------------------

Noninterest bearing demand deposits        $ 27,350,618           9.8%         $ 25,760,540            11.5%
Interest bearing demand deposits             41,872,811          15.0            16,436,189             7.4
Savings and money market deposits            55,650,057          19.9            53,254,968            23.9
Time deposits $100,000 or more               45,906,985          16.5            24,363,597            10.9
Time deposits less than $100,000            108,361,844          38.8           103,471,802            46.3
                                          -------------        ------           -----------          ------

Total deposits                             $279,142,315         100.0%         $223,287,096           100.0%
                                          =============        ======          ============          ======

     Average total deposits increased $56,419,107 during 1999 and $51,213,147 during 1998. The increases for both years were primarily attributable to normal growth in operations as West Pointe continues to expand its market territory. In 1998, West Pointe opened a banking location in Columbia, Illinois, followed by the opening of a new banking location in Dupo, Illinois, in the fourth quarter of 1999.

     The following table sets forth the major categories of average deposits and the weighted average interest rates paid on such categories for the last three years.


                                                                      DECEMBER 31
                                      ---------------------------------------------------------------------------
                                              1999                      1998                        1997
                                      ---------------------     ---------------------       ---------------------
                                         AMOUNT        RATE        AMOUNT        RATE         AMOUNT         RATE
                                      ------------   ------     ------------    -----       ------------    -----

Noninterest bearing demand deposits   $ 25,370,494      ---%    $ 19,737,932      ---%      $ 16,038,510      ---%
Interest bearing demand deposits        24,247,574     2.38       14,399,755     1.86         11,575,854     1.85
Savings and money market deposits       55,278,355     3.56       47,741,939     3.73         36,612,859     3.65
Time deposits                          142,688,540     5.43      109,286,230     5.87         75,725,486     5.83
                                      ------------     ----     ------------     ----       ------------     ----
Total deposits                        $247,584,963     4.16%    $191,165,856     4.43%      $139,952,709     4.26%
                                      ============     ====     ============     ====       ============     ====

         The following table sets forth the amount and maturities of time deposits of $100,000 or more for the years ended December 31, 1999 and December 31, 1998.


                                                                                   DECEMBER 31
                                                                        ----------------------------------
                                                                            1999                  1998
                                                                        -----------             ----------

3 months or less                                                        $18,288,009            $ 7,509,304
Over 3 through 6 months                                                  11,606,030              5,136,163
Over 6 through 12 months                                                 12,183,793              9,069,760
Over 12 months                                                            3,829,153              2,648,370
                                                                        -----------             ----------

Total                                                                   $45,906,985            $24,363,597
                                                                        ===========            ===========


     BORROWINGS

         Total borrowings amounted to $13,775,700 at year-end 1999, an increase of $3,815,998 from $9,959,702 at year-end 1998.

         Average Federal Home Loan Bank advances increased $2,410,958 from 1998. During the fourth quarter of 1998, the Bank obtained a $5,000,000 Federal Home Loan Bank advance, which was callable after one year and quarterly thereafter. This advance was scheduled to mature on June 19, 2008, and reflected an interest rate of 4.89%. The issue was called for redemption on December 20, 1999, and was replaced with another $5,000,000 advance. The new advance, which reflects an interest rate of 5.63%, has a final maturity date of December 13, 2004. This advance is callable on December 13, 2000 and quarterly thereafter.

         Average short-term borrowings, primarily consisting of securities sold under agreements to repurchase (repurchase agreements), increased $3,378,625 and $2,903,270 during 1999 and 1998, respectively. These borrowings serve as an alternative source of funds to deposit funding sources. The majority of the increase in average short-term borrowings was in the form of cash management repurchase agreement accounts. Such accounts involve the daily transfer of excess funds from noninterest bearing deposit accounts into interest bearing cash management repurchase agreement accounts. West Pointe continues to market its cash management product to commercial and individual deposit customers. Although viewed as a borrowing, the cash management repurchase agreement accounts are considered a stable source of funds. Repurchase agreements, other than cash management repurchase agreements, generally represent an alternative to short-term certificates of deposit offered to West Pointe's customers. The weighted average rate of interest paid for short-term borrowings was 4.45%, 4.76% and 4.88% in 1999, 1998 and 1997, respectively.

         In addition to securities sold under agreements to repurchase, West Pointe also had, at December 31, 1999, another form of short-term borrowing in the amount of $1,837,500. Late in the fourth quarter of 1999, West Pointe entered into a line of credit with an unaffiliated bank, which provided for borrowings by West Pointe of up to $2,500,000. The line of credit matures on December 7, 2000 and bears interest at a rate of 50 basis points under the prime lending rate of another unaffiliated bank. On December 30, 1999, West Pointe borrowed $1,837,500 in connection with the line of credit. In order to increase its capital base, $1,500,000 of the borrowing was contributed to the Bank as additional paid in capital. The remaining proceeds from the borrowing were used to buy back 6,250 shares of West Pointe's common stock from an individual stockholder. The buy back of these shares is reflected as treasury stock in West Pointe's consolidated financial statements.

         The following table sets forth a summary of information pertaining to short-term borrowings for the periods presented.

                                                                     DECEMBER 31,
                                    ----------------------------------------------------------------------------
                                             1999                        1998                       1997
                                    ----------------------       -------------------       ---------------------
                                      AMOUNT         RATE          AMOUNT      RATE          AMOUNT        RATE
                                    ----------      ------       ----------   ------       ----------     ------
At December 31:
Repurchase agreements               $6,938,200       4.58%       $4,959,702    4.63%        $1,715,869      5.26%
Other                                1,837,500       8.00               ---     ---                ---       ---
                                    ----------       ----        ----------    ----         ----------      ----
Total                               $8,775,700       5.30%       $4,959,702    4.63%        $1,715,869      5.26%
                                    ==========       ====        ==========    ====         ==========      ====
For the year ended December 31:
Average daily balance:
Federal funds purchased             $    5,479       6.06%       $      ---     ---%        $  146,027     5.70%
Repurchase agreements                7,221,406       4.43         3,770,165    4.78            734,332     4.92
Other                                  259,882       4.71           337,977    4.49            324,513     4.44
                                    ----------       ----        ----------    ----         ----------     ----
Total                               $7,486,767       4.45%       $4,108,142    4.76%        $1,204,872     4.88%
                                    ==========       ====        ==========    ====         ==========     ====
Maximum month-end balance:
Federal funds purchased             $      ---                   $      ---                 $2,600,000
Repurchase agreements                8,439,673                    5,616,642                  1,763,576
Other                                1,837,500                      559,188                    535,115



ASSET QUALITY

         West Pointe's asset quality management program, particularly with regard to loans, is designed to analyze potential risk elements and to support the growth of a profitable and high quality loan portfolio. The existing loan portfolio is monitored via West Pointe's loan rating system. The loan rating system is used to determine the adequacy of the allowance for loan losses. West Pointe's loan analysis process proactively identifies, monitors and works with borrowers for whom there are indications of future repayment difficulties.

         West Pointe's lending philosophy is to invest in loans in the communities served by its banking centers so that it can effectively monitor and control credit risk. The majority of the loan portfolio is comprised of retail loans and loans to small-to-midsize businesses. The loan portfolio does not include any loans to foreign countries.

         The following table sets forth a summary of nonperforming assets and related ratios for the periods presented.


                                                                             DECEMBER 31
                                                   ------------------------------------------------------------------
                                                       1999           1998        1997         1996(1)       1995(1)
                                                   ----------     ----------    ---------    -----------    ---------
Nonaccrual loans                                   $1,552,319     $  879,954     $268,284     $  342,000     $100,000
Accruing loans past due                               790,690        390,789      110,641        431,000      566,000
        90 days or more
Troubled debt restructurings                              ---            ---      512,476        411,000          ---
                                                   ----------     ----------     --------     ----------     --------
Total nonperforming loans                           2,343,009      1,270,743      891,401      1,184,000      666,000
Foreclosed property                                   348,792        151,922          ---        414,000          ---
                                                   ----------     ----------     --------     ----------     --------
Total nonperforming assets                         $2,691,801     $1,422,665     $891,401     $1,598,000     $666,000
                                                   ==========     ==========     ========     ==========     ========
Nonperforming loans to total loans                       1.35%           .90%         .75%          1.38%        1.00%
Nonperforming assets to total loans and
        foreclosed property                              1.54%          1.01%         .75%          1.85%        1.00%
Nonperforming assets to total assets                      .86%           .57%         .48%          1.19%         .62%

(1)  AMOUNTS ROUNDED TO NEAREST THOUSAND.

         Nonperforming loans increased 84.4% and nonperforming assets increased 89.2% in 1999 compared to 1998. These increases are primarily due to the addition of $1,149,000 in nonperforming loans related to three commercial borrowers. Management is in varying stages of workout or liquidation of these nonperforming loans. The level of foreclosed property increased $196,870 from year-end 1998 to year-end 1999. Foreclosed property at December 31, 1998 consisted of one parcel of real estate, which was sold during 1999 and resulted in a loss of $10,369. Foreclosed property at December 31, 1999, consisted of properties relating to three borrowers. Management does not anticipate any significant losses upon disposition of the remaining foreclosed properties.

     It is the policy of West Pointe to discontinue the accrual of interest on loans when principal or interest is due and has remained unpaid for 90 days or more, unless the loan is well secured and in the process of collection and management has documented reasons why the accrual of interest should continue. West Pointe would have recorded interest income of $145,410 for 1999 if the loans accounted for as nonaccrual at year-end 1999 had been current in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period. The amount of interest included in interest income for 1999 relating to these loans was $32,098.

     Certain loans may require frequent management attention and are reviewed on a monthly or more frequent basis. Although payments on these loans may be current or less than 90 days past due, the borrowers presently have or have had a history of financial difficulties and management has a concern as to the borrowers' ability to comply with the present loan repayment terms. Management believes such loans present more than the normal risk of collectibility. As such, these loans may result in classification at some future point in time as nonperforming. At December 31, 1999, such loans amounted to $4,814,805.

     The following table sets forth information pertaining to West Pointe's provision for loan losses charged to operations, the activity in and an analysis of the allowance for loan losses for the last five years.

                                                                                  DECEMBER 31,
                                              --------------------------------------------------------------------------------
                                                  1999              1998             1997              1996             1995
                                              ----------        ----------         --------         ---------         --------
Balance at beginning of year                  $1,342,000        $  976,000         $728,000          $606,000         $553,000
Loans charged off:
    Commercial, financial and
    agricultural                                 484,565           187,236          127,700            71,758           25,000
    Real Estate:
       Commercial                                 74,541               768           71,370               ---              ---
       Residential                               101,815               ---            9,145               ---           25,000
                                              ----------          --------         --------          --------         --------
           Total real estate                     176,356               768           80,515               ---           25,000
                                              ----------          --------         --------          --------         --------
    Consumer                                      49,672           107,282           64,410            20,981           12,732
                                              ----------          --------         --------          --------         --------
           Total charge-offs                     710,593           295,286          272,625            92,739           62,732
                                              ----------          --------         --------          --------         --------
Recoveries of loans previously charged
    off:
    Commercial, financial and
    agricultural                                   9,119             9,724              ---             6,200              ---
    Real estate:
      Commercial                                     ---               ---              ---               ---              ---
      Residential                                    ---               ---            7,385               ---              ---
                                              ----------          --------         --------          --------         --------
          Total real estate                          ---               ---            7,385               ---              ---
                                              ----------          --------         --------          --------         --------
      Consumer                                    28,625             4,939            3,963               ---            3,938
                                              ----------          --------         --------          --------         --------
          Total recoveries                        37,744            14,663           11,348             6,200            3,938
                                              ----------          --------         --------          --------         --------
Net charge-offs                                  672,849           280,623          261,277            86,539           58,794
                                              ----------          --------         --------          --------         --------
Provision for loan losses                      1,017,870           646,623          509,277           208,539          111,794
                                              ----------          --------         --------          --------         --------
Balance at end of year                        $1,687,021        $1,342,000         $976,000          $728,000         $606,000
                                              ==========        ==========         ========          ========         ========

Net loan charge-offs as a percent of
       average total loans                           .43%              .22%             .25%              .11%            0.10%

     During 1999, West Pointe recorded net charge-offs of $672,849 compared to net charge-offs of $280,623 in 1998. This increase was primarily a result of charge-offs taken on commercial loans to two borrowers and charge-offs taken on several real estate loans, both commercial and residential. Net charge-offs in the commercial, financial and agricultural category totaled $475,446 compared to net charge-offs of $177,512 in 1998. Net charge-offs in the real estate category totaled $176,356 in 1999 compared to negligible net charge-offs in 1998. Net loan charge-offs as a percent of average total loans increased to .43% in 1999 compared to .22% in 1998.

     West Pointe's allowance for loan losses at December 31, 1999, increased 25.7% to $1,687,021 from $1,342,000 at December 31, 1998. The increase is due to the increased level of the provision for loan losses. At year-end 1999, West Pointe's allowance for loan losses represented 72% of nonperforming loans compared to 106% at year-end 1998. Management believes that the allowance for loan losses at December 31, 1999 was adequate to absorb potential losses inherent in the loan portfolio. However, past loan loss experience as it relates to current portfolio mix, evaluation of potential losses in the portfolio, subsequent changes in economic conditions and other factors may require changes in the level of the reserve for loan losses.

         The following table sets forth the allocation of the allowance for loan losses by loan category and the percent of loans in each category to total loans for the last five years.


                                                                        DECEMBER 31,
                       --------------------------------------------------------------------------------------------------------
                            1999(1)              1998(1)            1997(1)                1996(1)            1995(1)
                       -------------------- ------------------ --------------------- -------------------- ---------------------
                                   PERCENT             PERCENT              PERCENT              PERCENT              PERCENT
                                   OF LOANS            OF LOANS             OF LOANS             OF LOANS             OF LOANS
                                   IN EACH             IN EACH              IN EACH              IN EACH              IN EACH
                                   CATEGORY            CATEGORY             CATEGORY             CATEGORY             CATEGORY
                                   TO TOTAL            TO TOTAL             TO TOTAL             TO TOTAL             TO TOTAL
                       ALLOWANCE   LOANS     ALLOWANCE LOANS    ALLOWANCE   LOANS     ALLOWANCE  LOANS    ALLOWANCE   LOANS
                       ---------   --------  --------- ------   ---------   --------  ---------  -------  ---------   --------
Commercial, financial
     and agricultural  $  395,000  25.5%   $  527,000   30.5%    $324,000   28.0%     $237,000   27.6%   $182,000     16.4%
Real estate:
     Commercial           490,000  35.2       296,000   31.5      197,000   29.7       124,000   27.1     126,000     34.4
     Residential          471,000  27.0       233,000   24.7      186,000   28.1       137,000   30.2     122.000     33.0
     Construction          49,000   6.4        37,000    6.6       27,000    6.7        31,000    6.0      25,000      6.6
                       ----------  ----    ----------   ----     --------   ----      --------   ----    --------     ----
       Total real
          estate        1,010,000  68.6       566,000   62.8      410,000   64.5       292,000   63.3     273,000     74.0
                       ----------  ----    ----------   ----     --------   ----      --------   ----    --------     ----
Consumer                  232,000   5.9       204,000    6.7      195,000    7.5       159,000    9.1     116,000      9.6
Not allocated              50,000  N/A         45,000   N/A        47,000   N/A         40,000   N/A       35,000     N/A
                       ----------  ----    ----------   ----     --------   ----      --------   ----    --------     ----

       Total           $1,687,000 100.0%   $1,342,000  100.0%    $976,000 100.0%     $728,000   100.0%  $606,000     100.0%
                       ========== =====    ==========  =====     ======== =====      ========   =====   ========     =====



N/A--Not applicable

(1)  AMOUNTS ROUNDED TO NEAREST THOUSAND.



CAPITAL RESOURCES AND ASSET/LIABILITY MANAGEMENT

     CAPITAL

         Financial institutions are required to maintain ratios of capital to assets in accordance with guidelines promulgated by the federal banking regulators. The guidelines are commonly known as "Risk-Based Guidelines" as they define the capital level requirements of a financial institution based upon the level of credit risk associated with holding various categories of assets. The Risk-Based Guidelines require minimum ratios of Tier 1 and Total capital to risk-weighted assets of 4% and 8%, respectively. At December 31, 1999, West Pointe's Tier 1 and Total capital ratios were 9.72% and 10.56%, respectively. In addition to the Risk-Based Guidelines, the federal banking agencies have established a minimum leverage ratio guideline for financial institutions (the "Leverage Ratio Guideline"). The Leverage Ratio Guideline provides for a minimum ratio of Tier 1 capital to average assets of 4%. West Pointe's leverage ratio at December 31, 1999, was 6.29%. According to the regulatory guidelines, West Pointe is considered to be "well capitalized." See "Notes to Consolidated Financial Statements--Regulatory Matters" for additional information concerning West Pointe's regulatory capital measures.


         The Company has recently constructed a new branch office located in Belleville, Illinois, which is approximately 18,020 sq. ft. As of March 31, 2000, the Company had expended $1,050,698 and anticipated that it will spend an additional $1,249,302 to complete construction. The branch office was opened for business in June, 2000.


     ASSET/LIABILITY MANAGEMENT

         West Pointe's asset/liability strategy is to minimize the sensitivity of its net interest margin as a consequence of changes in interest rates. West Pointe's asset/liability management committee reviews asset and liability repricing in the context of current and possible future interest rate scenarios affecting the economy in its market territory. The asset/liability committee is comprised of executive officers of the Bank from all major functional areas of West Pointe.

         As assets and liabilities tend to become more rate sensitive, whether due to customer demands or West Pointe's initiatives, it becomes more important that rates earned are matched with rates paid and that repricing dates are matched so the next earning interval will have both components at current rates. Assets and liabilities that mature or are repriced in one year or less are considered in the financial services industry to be "rate sensitive." This means that as rates in the marketplace change, the rates on these assets or liabilities will be impacted soon after. Assuming a reasonably balanced rate sensitivity position, increasing rates will result in more interest income and more interest expense. Conversely, declining rates will result in less interest income and less interest expense.

         The following table reflects an analysis of interest earning assets and liabilities, all of which are held other than for trading purposes, at December 31, 1999, allocated over various time frames in which the instruments are subject to repricing. Based on the Company's historical trends, interest bearing demand deposits, money market deposits and savings deposits have been proven to be a very stable source of funds, even through interest rate fluctuations. Accordingly, Company management believes these deposits are not 100% rate sensitive within the three months or less time frame. As a result, interest bearing demand and savings deposits have been allocated between the four repricing categories as follows: three months or less -- 20%, after three through twelve months -- 20%, after one through five years -- 40%, and after five years -- 20%. Money market deposits have been allocated between the categories as follows: after three through twelve months -- 50% and after one through five years -- 50%.


                                                                      AFTER           AFTER
                                                     THREE        THREE MONTHS       ONE YEAR
                                                    MONTHS          THROUGH          THROUGH            AFTER
                                                    OR LESS       TWELVE MONTHS     FIVE YEARS        FIVE YEARS          TOTAL
                                                    -------       -------------     ----------        ----------          -----
Interest earning assets:

  Federal funds sold                              $ 3,600,000   $          --      $         --      $         --    $   3,600,000
  Interest bearing due from banks                     408,261              --                --                --          408,261
  Time certificates of deposit                             --         167,389                --            99,781          267,170
  Investment securities (1)                        10,431,409       2,409,946        25,861,616        69,922,940      108,625,911
  Loans (2)                                        48,417,264      22,770,261        96,081,081         6,923,831      174,192,437
                                                  -----------   -------------      ------------      ------------    -------------
Total interest earning assets                      62,856,934      25,347,596       121,942,697        76,946,552      287,093,779
                                                  -----------   -------------      ------------      ------------    -------------

Cumulative interest earning assets                 62,856,934      88,204,530       210,147,227       287,093,779      287,093,779
                                                  -----------   -------------      ------------      ------------    -------------

Interest bearing liabilities:

  Interest bearing demand deposits                  8,374,562       8,374,562        16,749,125         8,374,562       41,872,811
  Money market deposits                                    --      13,745,914        13,745,913                --       27,491,827
  Savings deposits                                  5,631,646       5,631,646        11,263,292         5,631,646       28,158,230
  Time deposits $100,000 or more                   19,261,459      22,816,373         3,829,153                --       45,906,985
  Time deposits less than $100,000                 27,316,682      65,273,182        15,771,980                --      108,361,844
  Repurchase agreements                             5,850,426         351,961           735,813                --        6,938,200
  Other borrowings                                  1,837,500              --                --                --        1,837,500
  Federal Home Loan Bank advances (3)                      --       5,000,000                --                --        5,000,000
                                                  -----------   -------------      ------------      ------------    -------------
Total Interest bearing liabilities                 68,272,275     121,193,638        62,095,276        14,006,208      265,567,397
                                                  -----------   -------------      ------------      ------------    -------------

Cumulative interest bearing liabilities            68,272,275     189,465,913       251,561,189       265,567,397      265,567,397
                                                  -----------   -------------      ------------      ------------    -------------

Gap analysis:
  Interest sensitivity gap                        $(5,415,341)  $ (95,846,042)     $ 59,847,421      $ 62,940,344    $  21,526,382
                                                  ===========   =============      ============      ============    =============

  Cumulative interest sensitivity gap             $(5,415,341)  $(101,261,383)     $(41,413,962)     $ 21,526,382    $  21,526,382
                                                  ===========   =============      ============      ============    =============

Cumulative gap ratio of interest earning assets
  to interest bearing liabilities                          92%             47%               84%              108%             108%
                                                  ===========   =============      ============      ============    =============

(1) Equity securities have no stated maturity and are, therefore, included in the "after five years" column.
(2) Nonaccrual loans are reported in the "after one year through five years" column.
(3) A FHLB advance, in the amount of $5,000,000, is included in the "after three months through twelve months" column. This advance is callable in December 2000 and on a quarterly basis thereafter and matures in 2004.

         The Company measures and manages its interest rate risk sensitivity on a regular basis to stabilize earnings in changing interest rate environments. The Company evaluates its interest rate risk sensitivity position to determine that the level of risk is commensurate with the rate of return. The methods, used to provide insight into the level of risk exposure, indicate that the Company is currently within interest rate risk guidelines set by management and that such risk is at a manageable level. While the Company does have some exposure to changing interest rates, management believes that the Company is positioned to protect earnings throughout changing interest rate environments.

         Because the interest rate sensitivity analysis does not encompass other factors which affect interest rate risk, the Company employs the use of a simulation model to measure exposure to changes in interest rates. Modeling techniques encompass contractual maturity, prepayment assumptions covering interest rate increases and decreases and index-driven repricing characteristics. The model projects changes in net interest income over a one-year period should interest rates rise, fall or remain constant. These effects are analyzed assuming interest rate increases or decreases of 100, 150, 200 and 300 basis points. The model also incorporates key assumptions involving West Pointe's ability to control and direct deposit rates, particularly on non-maturity categories. As of December 31, 1999, the simulation model indicates that, over a twelve month horizon, net interest income would not be materially affected by increases or decreases in rates within these parameters.

         The following table provides additional information about West Pointe's financial instruments at December 31, 1999. The table categorizes certain interest sensitive instruments by contractual maturity and by whether such items are subject to fixed or variable rates. The amount and average interest rate is presented for each item.


                                                                  YEAR OF CONTRACTUAL MATURITY
                             ------------------------------------------------------------------------------------------------------
                                 2000           2001           2002           2003           2004       THEREAFTER        TOTALS
                             -----------    -----------    -----------    -----------    -----------    -----------    ------------
INTEREST EARNING ASSETS:
  Federal funds sold        $  3,600,000    $        --    $        --    $        --    $        --    $        --    $  3,600,000
    Average interest rate           4.50%            --%            --%            --%            --%            --%           4.50%
  Interest bearing due
    from banks              $    575,650    $        --    $        --    $        --    $        --    $    99,781    $    675,431
    Average interest rate           4.42%            --%            --%            --%            --%          6.04%           4.66%
  Fixed interest rate
    securities (1)(2)(3)    $ 15,249,792    $   469,155    $ 2,418,850    $ 4,858,133    $13,096,365    $72,199,571    $108,291,866
    Average interest rate           5.43%          6.79%          5.90%          6.35%          6.60%          6.09%           6.07%
  Variable interest rate
    securities              $    334,045    $        --    $        --    $        --    $        --    $        --    $    334,045
    Average interest rate           6.35%            --%            --%            --%            --%            --%           6.35%
  Fixed interest rate
    loans (4)               $ 36,276,919    $17,366,557    $22,789,453    $ 9,779,162    $19,698,521    $ 6,936,702    $112,847,314
    Average interest rate           8.13%          8.60%          8.48%          8.34%          8.16%          7.54%           8.26%
  Variable interest rate
    loans (4)               $ 22,361,888    $ 2,885,418    $ 3,577,381    $ 1,049,436    $   487,082    $30,983,918    $ 61,345,123
    Average interest rate           9.11%          8.98%          8.80%          8.64%          9.44%          8.43%           8.74%

INTEREST BEARING LIABILITIES:
  Fixed interest bearing
    deposits                $127,271,238    $15,739,508    $ 2,767,669    $   535,942    $   558,015    $        --    $146,872,372
    Average interest rate           5.39%          5.64%          5.97%          5.47%          5.71%            --%           5.43%
  Variable interest
    bearing deposits (5)    $ 49,154,788    $10,439,583    $10,439,582    $10,439,582    $10,439,582    $14,006,208    $104,919,325
    Average interest rate           3.95%          3.56%          3.56%          3.56%          3.56%          3.03%           3.67%
  Fixed interest rate
    borrowings (6)          $  5,558,566    $   735,813    $        --    $        --    $        --    $        --    $  6,294,379
    Average interest rate           5.57%          5.51%            --%            --%            --%            --%           5.56%
  Variable interest rate
    borrowings              $  7,481,321    $        --    $        --    $        --    $        --    $        --    $  7,481,321
    Average interest rate           5.29%            --%            --%            --%            --%            --%           5.29%

(1) Investment securities are scheduled according to their call dates when valued at a premium to par.
(2)  Information presented on a tax-equivalent basis assuming a tax rate of 34%.
(3) Equity securities have no stated maturity and are, therefore, included in the "thereafter" column.
(4)  Nonaccrual loans are scheduled based upon their contractual maturity dates.
(5) Interest bearing demand, savings and money market deposits that have no contractual maturities are scheduled according to management's best estimate of their repricing in response to changes in market rates. The impact of changes in market rates would be expected to vary by product type and market.
(6) A FHLB advance, in the amount of $5,000,000, is included in the "2000" column. This advance is callable in December 2000 and on a quarterly basis thereafter and matures in 2004.

         The above tables do not fully reflect the net market risk exposures of certain of the Company's interest sensitive instruments due to certain inherent limitations. These limitations include, but are not limited to, the uncertainty associated with categorizing many of the Company's instruments that are subject to prepayment, have amortization or structured payment schedules or are secured by collateral.

         For additional information regarding the interest rates applicable to certain of the Company's interest sensitive assets and liabilities, see the discussion of "Results of Operation--Net Interest Income" including the table entitled "Distribution of Average Assets, Liabilities and Stockholders' Equity and Interest Rate Information" at page 13, the discussion of "Financial Condition--Securities" including the table regarding the maturities and weighted average yields of certain securities at page 19, the discussion of "Financial Condition--Deposits" including the table regarding average deposits and the weighted average interest rates paid on such deposits at page 20, the discussion of "Financial Condition--Borrowings" including the table summarizing certain information pertaining to short-term borrowings at page 22. For additional information categorizing certain of the Company's loans as either fixed or variable, see the discussion of "Financial Condition--Loans" including the table regarding "Interest Sensitivity" at page 18. For additional information regarding the fair value of certain of the Company's interest sensitive instruments, see "Fair Value of Financial Instruments" at Note 16 to the Consolidated Financial Statements at page F-26.

YEAR 2000

         West Pointe did not experience any significant problems relating to the change to the year 2000. Efforts to make changes to systems and the establishment of certain contingency plans were effective. In addition, external parties supplying goods or services to West Pointe experienced no significant problems. As of April 21, 2000, no significant losses were incurred related to any customer as a direct result of the year 2000 issue. West Pointe intends to continue to monitor computer date sensitive issues. It is possible, although management does not consider it likely, that other dates in the year 2000 may further affect computer software and systems or that a year 2000 problem has not yet been detected by West Pointe, or third party vendors with which West Pointe conducts business.

RESULTS OF OPERATIONS FOR INTERIM PERIOD MARCH 31, 2000 COMPARED TO MARCH 31,
1999

RESULTS OF OPERATIONS OVERVIEW

         Net income for the three months ended March 31, 2000, was $463,744 compared with $455,646 for the three months ended March 31, 1999, representing a 1.8% increase. Return on average assets on an annualized basis was .59% and .71% for the three months ended March 31, 2000 and March 31, 1999, respectively. Return on average equity on an annualized basis was 10.80% and 11.64% for the three months ended March 31, 2000 and March 31, 1999, respectively. Basic net income per share for the three months ended March 31, 2000 was $.95 compared to $1.03 for the three months ended March 31, 1999. Diluted net income per share for the three months ended March 31, 2000 was $.94 compared to $1.02 for the three months ended March 31, 1999.

     The following table reflects selected comparative segments of West Pointe's results of operations for the interim period March 31, 2000 compared to March 31, 1999.


                                                       THREE MONTHS ENDED MARCH 31,
                                                    -------------------------------
                                                        2000               1999
                                                    ----------          -----------
Total interest income (tax-equivalent)              $5,668,468          $4,517,005
Total interest expense                               3,314,333           2,570,455
                                                    ----------          -----------
         Net interest income                         2,354,135           1,946,550
Provision for loan losses                              255,000             131,694

Noninterest income:
         Service charges on deposits                   224,467             191,722
         Mortgage banking                               64,812             119,132
         Trust fees                                     69,436              73,423
         Credit card income                             57,696              43,215
         Gain on sale of securities, net                   ---                 300
         Other                                          72,550              33,434
                                                    ----------          -----------
                  Total                                488,961             461,226
                                                    ----------          -----------

Noninterest expense:
         Employee compensation and benefits          1,004,941             815,465
         Occupancy, net                                118,626             110,729
         Furniture and equipment                       105,942              76,602
         Data processing                                87,021              76,549
         Advertising                                    75,593              73,274
         Other                                         576,615             464,435
                                                    ----------          -----------
                  Total                              1,968,738           1,617,054
                                                    ----------          -----------

Income before income taxes                             619,358             659,028
Less:  tax-equivalent adjustment                       128,914             126,682
Income tax expense                                      26,700              76,700
                                                    ----------          -----------
Net income                                          $  463,744          $  455,646
                                                    ==========          ===========

Per share data:
Earnings per share - Basic                          $      .95          $     1.03
Earnings per share - Diluted                               .94                1.02
Dividends paid                                             .17                 .16
Book value                                               35.47               35.54



     NET INTEREST INCOME

         Tax-equivalent net interest income for the three months ended March 31, 2000 increased by $407,585 or 20.9% compared to the three months ended March 31, 1999. The increase in tax-equivalent net interest income was principally attributable to increased volumes of loans and investment securities, partially offset by the effects of an increase in the volume of interest bearing deposits. The net interest margin was 3.18% for the three months ended March 31, 2000 compared to 3.25% for the three months ended March 31, 1999.

     PROVISION FOR LOAN LOSSES

         West Pointe recorded a provision for loan losses of $255,000 for the three months ended March 31, 2000 compared to $131,694 for the three months ended March 31, 1999. Net charge-offs for the first three months of 2000 were $247,959 compared to $134,694 for the first three months of 1999. The increase in the provision for loan losses for the three month periods compared was partially the result of a charge-off associated with one specific commercial credit coupled with overall growth in the loan portfolio.

         The allowance for loan losses of $1,694,062 as of March 31, 2000 amounted to .96% of average loans.

         The following table sets forth information pertaining to West Pointe's provision for loan losses charged to operations, the activity in and an analysis of the allowance for loan losses for the three month periods ended March 31, 2000 and March 31, 1999.

                                            THREE MONTHS ENDED MARCH 31,
                                            ----------------------------
                                                2000          1999
                                            -------------   ------------
Balance at beginning of year                  $1,687,021    $1,342,000
Loans charged off:
     Commercial, financial and                   235,686       150,983
     agricultural
     Real estate:
         Commercial                                   --            --
         Residential                                  --         2,037
                                              ----------    ----------
              Total real estate                       --         2,037
                                              ----------    ----------
         Consumer                                 12,970           496
         Credit cards                                 --         8,109
                                              ----------    ----------
              Total charge-offs                  248,656       161,625
                                              ----------    ----------
Recoveries of loans previously charged off:
     Commercial, financial and agricultural           --         5,023
     Real estate:
         Commercial                                   --            --
         Residential                                  --            --
                                              ----------    ----------
              Total real estate                       --            --
                                              ----------    ----------
     Consumer                                        645        21,883
     Credit cards                                     52            25
                                              ----------    ----------
              Total recoveries                       697        26,931
                                              ----------    ----------
Net charge-offs                                  247,959       134,694
Provision for loan losses                        255,000       131,694
                                              ----------    ----------
Balance at end of year                        $1,694,062    $1,339,000
                                              ==========    ==========

Net loan charge-offs as a percent of
     average total loans                             .14%          .09%

     NONINTEREST INCOME

         Total noninterest income was $488,961 for the three months ended March 31, 2000 compared with $461,226 for the three months ended March 31, 1999. The increase resulted primarily from increases in service charges on deposits and other noninterest income, partially offset by a reduction in income from mortgage banking operations. The increase in service charges on deposits was attributable to an increase in the volume of deposit accounts on which service charges are assessed. The increase in other noninterest income was primarily attributable to an increase in fee income associated with automated teller machines. Income from mortgage banking operations decreased primarily due to a slow down in mortgage banking activities, which was partially the result of a slightly higher interest rate environment.

     NONINTEREST EXPENSE

         Total noninterest expense was $1,968,738 for the three months ended March 31, 2000 compared with $1,617,054 for the three months ended March 31, 1999. The increase was partially attributable to increases in employee compensation and benefits, which resulted from normal merit increases and staff additions that were necessary to support growth in West Pointe's operations. In addition, increases in other noninterest expense, which includes such items as FDIC insurance premiums, legal and professional fees, postage costs and certain credit card program expenses also contributed to the increase.

         The effective tax rate for the three months ended March 31, 2000 was 5.44% compared to 14.41% for the three months ended March 31, 1999. The decrease in the effective tax rate was a result of a lower level of income before taxes coupled with a higher level of tax-exempt income for both Federal and state purposes.

FINANCIAL CONDITION

         Total assets at March 31, 2000 increased to $319,731,952 compared with $311,754,405 and $264,859,733 at December 31, 1999 and March 31, 1999,
respectively.

         Certain components of West Pointe's consolidated balance sheet at March 31, 2000 compared with December 31, 1999 and March 31, 1999 are presented in summary form in the following table.


                                                        MARCH 31,             DECEMBER 31,              MARCH 31,
                                                          2000                   1999                     1999
                                                      ------------            ------------            ------------
Total assets                                          $319,731,952            $311,754,405            $264,859,733
Loans                                                  178,019,065             174,192,437             145,173,626
Investments                                            114,370,670             108,625,911              94,004,480
Deposits                                               283,822,363             279,142,315             235,277,216
Repurchase agreements                                    9,704,877               6,938,200               7,077,580
Other borrowings                                         1,837,500               1,837,500                      --
Federal Home Loan Bank advances                          5,000,000               5,000,000               5,000,000
Stockholders' equity                                    17,379,992              16,980,222              15,773,942

     LOANS

         Total loans, at March 31, 2000, increased $3,826,628 from December 31, 1999 and $32,845,439 from March 31, 1999. Increased loan demand, particularly in the residential and commercial real estate categories accounted for the majority of the increase in total loans at March 31, 2000 compared to March 31, 1999.

         The following table presents the composition of the loan portfolio by type of borrower and major loan category and its percentage of each to the total portfolio as of March 31, 2000, December 31, 1999 and March 31, 1999.


                                    MARCH 31,                      DECEMBER 31,                       MARCH 31,
                                      2000                            1999                              1999
                             -------------------------        ------------------------         ----------------------
                             AMOUNT            PERCENT        AMOUNT           PERCENT         AMOUNT         PERCENT
                             ------            -------        ------          --------         ------         -------
COMMERCIAL BORROWERS
Commercial, financial and
     agricultural             $ 45,573,869       25.6%        $ 44,469,418       25.5%         $ 42,621,002      29.3%
Commercial real estate          63,487,554       35.7           61,284,167       35.2            47,324,592      32.6
Real estate
     construction               10,403,815        5.8           11,074,257        6.4            10,993,427       7.6
                              ------------     ------         ------------     ------          ------------   -------
Total commercial               119,465,238       67.1          116,827,842       67.1           100,939,021      69.5
                              ------------     ------         ------------     ------          ------------   -------

CONSUMER BORROWERS
1-4 family residential
     real estate                48,213,593       27.1           47,136,881       27.0            35,193,779      24.3
Other consumer loans            10,340,234        5.8           10,227,714        5.9             9,040,826       6.2
                              ------------     ------         ------------     ------          ------------   -------
Total consumer                  58,553,827       32.9           57,364,595       32.9            44,234,605      30.5
                              ------------     ------         ------------     ------          ------------   -------

Total loans                   $178,019,065      100.0%        $174,192,437      100.0%         $145,173,626     100.0%
                              ============     ======         ============     ======          ============   =======

     SECURITIES

         Investment securities at March 31, 2000 increased $5,744,759 from December 31, 1999 and $20,366,190 from March 31, 1999. The increase in investment securities at March 31, 2000 occurred as a result of increased deposits and securities sold under agreements to repurchase.

         The following table sets forth the composition of the investment portfolio as of March 31, 2000, December 31, 1999 and March 31, 1999.


                                                                   MARCH 31,         DECEMBER 31,         MARCH 31,
                                                                     2000               1999                1999
                                                                  ------------      -------------         -----------
HELD-TO-MATURITY SECURITIES

Mortgage-backed securities                                        $  4,296,657       $  4,513,819         $ 5,424,061
                                                                  ============       ============         ===========

AVAILABLE-FOR-SALE SECURITIES

U.S. Treasuries                                                   $        ---       $        ---         $ 2,116,441
Obligations of U.S. government corporations and agencies            66,090,039         61,089,388          41,107,399
Mortgage-backed securities                                           7,116,607          7,346,741           7,513,809
Obligations of states and political subdivisions                    35,803,361         34,591,644          36,842,070
Equity securities                                                    1,064,006          1,084,319           1,000,700
                                                                  ------------       ------------         -----------

Total available-for sale                                          $110,074,013       $104,112,092         $88,580,419
                                                                  ============       ============         ===========



     DEPOSITS

         Total deposits at March 31, 2000, increased $4,680,048 from December 31, 1999 and $48,545,147 from March 31, 1999. The increase from March 31, 1999, was partially attributable to the addition of a $21 million interest bearing deposit relationship with a public entity coupled with additional deposits resulting from West Pointe's continuing sales efforts and competitive pricing.

         The following table sets forth the composition of the deposit portfolio as of March 31, 2000, December 31, 1999 and March 31, 1999.

                                               MARCH 31,                 DECEMBER 31,                MARCH 31,
                                                 2000                        1999                      1999
                                        ----------------------     -----------------------     ---------------------
                                           AMOUNT      PERCENT        AMOUNT       PERCENT        AMOUNT     PERCENT
                                        ------------   -------     -------------   -------     ------------  -------

Noninterest bearing demand deposits     $ 25,801,972      9.1%      $ 27,350,618     9.8%      $ 23,810,257   10.1%
Interest bearing demand deposits          39,962,707     14.1         41,872,811    15.0         17,919,777    7.6
Savings and money market deposits         58,004,815     20.4         55,650,057    19.9         54,690,156   23.3
Time deposits $100,000 or more            46,610,371     16.4         45,906,985    16.5         26,834,550   11.4
Time deposits less than $100,000         113,442,498     40.0        108,361,844    38.8        112,022,476   47.6
                                        ------------    -----       ------------   -----       ------------  -----

Total deposits                          $283,822,363    100.0%      $279,142,315   100.0%      $235,277,216  100.0%
                                        ============    =====       ============   =====       ============  =====

ASSET QUALITY

         At March 31, 2000, nonperforming assets totaled $2,448,210 or .77% of total assets, compared with nonperforming assets of $2,691,801 or .86% of total assets at December 31, 1999, and $1,399,672 or .53% of total assets at March 31, 1999. The increase at March 31, 2000 compared to March 31, 1999 is primarily due to the addition of loans to three commercial borrowers. Management is in various stages of workout or liquidation of these nonperforming assets.

         The following table sets forth a summary of nonperforming assets and related ratios as of March 31, 2000, December 31, 1999 and March 31, 1999.

                                               MARCH 31,        DECEMBER 31,         MARCH 31,
                                                2000               1999                1999
                                          -----------------     ------------       ------------
Nonaccrual loans                                 $1,308,949       $1,552,319        $1,131,484
Accruing loans past due
         90 days or more                            790,469          790,690           116,266
Troubled debt restructurings                            ---              ---               ---
                                          -----------------     ------------       ------------
Total nonperforming loans                         2,099,418        2,343,009         1,247,750
Foreclosed property                                 348,792          348,792           151,922
                                          -----------------     ------------       ------------
Total nonperforming assets                       $2,448,210       $2,691,801        $1,399,672
                                          =================     ============       ============

Nonperforming loans to total loans                     1.18%            1.35%              .86%
Nonperforming assets to total loans and
         foreclosed property                           1.37%            1.54%              .96%
Nonperforming assets to total assets                    .77%             .86%              .53%

CAPITAL RESOURCES AND ASSET/LIABILITY MANAGEMENT

     CAPITAL

         Total stockholders' equity increased $399,770 from $16,980,222 at December 31, 1999 to $17,379,992 at March 31, 2000. Net income for the first three months of 2000 of $463,744, partially offset by the first quarter 2000 dividend to shareholders primarily contributed to the increase. Proceeds of approximately $2,820,000 received in connection with a common stock offering consummated during the last seven months of 1999 contributed to the increase in stockholders' equity from March 31, 1999. As of March 31, 2000, West Pointe's Tier 1 capital, Total capital and leverage ratios were 9.58%, 10.39% and 6.31%, respectively.

     ASSET/LIABILITY MANAGEMENT

          There have been no material changes to West Pointe's asset/liability management position or exposure to interest rate sensitivity risk at March 31, 2000 from that disclosed as of December 31, 1999.


     RECENT DEVELOPMENTS

          The Company anticipates that it will enter an agreement with Raymond James for the provision of brokerage and insurance services to our customers.


ITEM 3.  PROPERTIES.

         The Company and the Bank both operate out of the Bank's headquarters office and three branch offices, all of which are owned with the exception of one branch office. The following is a brief description of the properties owned and leased by the Company:


Location                Size                  Description          Owned/Leased
--------                -----                 -----------          ------------
Belleville, Illinois    23,500 s.f.           Headquarters         Owned
Swansea, Illinois       7,200 s.f.            Branch Office        Owned
Columbia, Illinois      3,000 s.f.            Branch Office        Leased
Dupo, Illinois          2,900 s.f.            Branch Office        Owned
Belleville, Illinois    21,700 s.f.           Office Space(1)      Owned
Belleville, Illinois    18,020 s.f.           Branch Office        Owned


(1) The Company intends to use this property for expansion of Bank operations but is not using the property at this time; part of the property is currently leased to third parties.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth the number of shares and percentage of the Company's common stock held of record as of December 31, 1999 by each of the directors, the executive officers named in the Summary Compensation Table, and all directors and executive officers of the Company as a group.

                                         AMOUNT AND NATURE OF
                                              BENEFICIAL          PERCENT OF
NAME OF BENEFICIAL OWNER                      OWNERSHIP              CLASS
------------------------                 --------------------     ----------
Terry W. Schaefer(1)                              7,849              1.59%

Harry E. Cruncleton(2)                           27,576              5.57

William C. Allison(3)                             6,475              1.31

David G. Embry(4)                                28,420              5.74

Jack B. Haydon(5)                                 7,183              1.45

Charles G. Kurrus, III(6)                         8,300              1.68

Edward J. Szewczyk(7)                            11,200              2.26

Wayne W. Weeke(8)                                17,464              3.53

All executive officers and directors
as a group (12 persons)(9)                      116,267             23.49



(1) Includes 5,224, shares over which Mr. Schaefer has sole beneficial ownership, 2,125 shares over which Mr. Schaefer has shared beneficial ownership and options to purchase 500 shares.

(2) Includes 19,563 shares over which Mr. Cruncleton has sole beneficial ownership, 7,513 shares over which Mr. Cruncleton has shared beneficial ownership and options to purchase 500 shares.

(3) Includes 3,385 shares over which Mr. Allison has sole beneficial ownership, 2,890 shares over which Mr. Allison has shared beneficial ownership and options to purchase 200 shares.

(4) Includes 28,220 shares over which Mr. Embry has sole beneficial ownership, and options to purchase 200 shares.

(5) Includes 100 shares over which Mr. Haydon has sole beneficial ownership, 6,883 shares over which Mr. Haydon has shared beneficial ownership and options to purchase 200 shares.

(6) Includes 7,475 shares over which Mr. Kurrus has sole beneficial ownership, 625 shares over which Mr. Kurrus has shared beneficial ownership and options to purchase 200 shares.

(7) Includes 11,000 shares over which Dr. Szewczyk has sole beneficial ownership and options to purchase 200 shares.

(8) Includes 14,307 shares over which Mr. Weeke has sole beneficial ownership, 2,957 shares over which Mr. Weeke has shared beneficial ownership and options to purchase 200 shares.

(9) Includes 90,474 shares over which the executive officers and directors as a group have sole beneficial ownership, 23,293 shares over which the executive officers and directors as a group have shared beneficial ownership and options to purchase 2,500 shares.

         The following table sets forth certain information about shareholders who beneficially own 5% or greater of our common stock.

                                       AMOUNT AND NATURE OF
        NAME AND ADDRESS OF                 BENEFICIAL          PERCENT OF
          BENEFICIAL OWNER                  OWNERSHIP(1)          CLASS
        -------------------            --------------------     ----------
Harry E. Cruncleton                           27,576               5.57%
5701 West Main Street
Belleville, Illinois 62226

David G. Embry                                28,420               5.74
5701 West Main Street
Belleville, Illinois 62226

(1) See footnote 2 and 4 to the beneficial ownership table on page 31 for information concerning the nature of ownership by Messrs. Cruncleton and Embry.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

         Eight individuals serve on the Company's board of directors, each of whom also serve as a director of the Bank.

         William C. Allison, 57, has been a director of the Company and the Bank since their respective formations. He is a certified public accountant and was a managing partner for the accounting firm of Allison, Knapp and Siekmann located in Belleville, Illinois. For three years, until 1990, Mr. Allison was a director of Magna Bank of Belleville.

         Harry E. Cruncleton, 75, the Chairman of the Board of Directors and a director of the Company and the Bank since their respective formations, has been in the banking business for more than forty years. From 1971 through December, 1989, Mr. Cruncleton was the Chief Executive Officer and a director of Magna Bank of Belleville. At various times he also held the position of President and Chairman of the Board of Magna Bank of Belleville. From 1982 until 1989, Mr. Cruncleton was the Vice Chairman of Magna Group, Inc., a bank holding company.

         David G. Embry, 40, has been a director of the Company since its formation and a director of the Bank since 1993. From 1979 to 1982, Mr. Embry was President of Embry Air, Inc., an air charter company. He has been involved in the operations of McDonald's fast food restaurants in Illinois since 1982, and became a part owner of a franchise in 1989. From 1985 to 1993, Mr. Embry served as Vice President and Director of Operations of C-Mac, Inc., which owns and operates McDonald's restaurants. Since 1993, Mr. Embry has held the position of President of C-Mac, Inc.

         Jack B. Haydon, 64, a director of the Company and the Bank since their respective formations, has been engaged in the construction business for the past 39 years. Currently, Mr. Haydon is the president of Reese Construction Company which specializes in road paving. He was a member of the Board of Directors of Magna Bank of Fairview Heights (1982-1986) and Magna Bank of Belleville (1986-1990).

         Charles G. Kurrus, III, 65, a director of the Company and the Bank since their respective formations, is a lifetime resident of Belleville, Illinois and has been President of Kurrus Funeral Home located in Belleville since 1972. Mr. Kurrus was a director of Mark Twain Bank of Belleville until 1987, and from 1987 to March, 1990, he was a director of Magna Bank of Belleville.

         Terry W. Schaefer, 53, President, Chief Executive Officer and director of the Company and the Bank since 1990, has been engaged in banking since 1971. Prior to joining the Company, he was the president of Magna Bank of Belleville. Mr. Schaefer previously worked for Magna Bank of Belleville in various other capacities since 1971. He was a director of Magna Bank of Belleville from 1983 until March, 1990. Mr. Schaefer is the son-in-law of Mr. Cruncleton.

         Edward J. Szewczyk, 71, a director of the Company and the Bank since their respective formations, is in the private practice of medicine, specializing in ophthalmology. Dr. Szewczyk was a director of Magna Bank of Belleville from 1975 to March, 1990.

         Wayne W. Weeke, 64, a director of the Company and the Bank since their respective formations, has been President of Weeke Wholesale Company since 1962. The Company is a wholesale distributor of candies, tobacco and sundries. From 1975 until March, 1990, Mr. Weeke was a director of Magna Bank of Belleville.

         Bruce A. Bone, 45, has been Chief Financial Officer of the Company since 1999 and Senior Vice President since January 2000. Prior to joining the Company in 1999, Mr. Bone served as Senior Vice President for Magna Group, Inc., subsequently acquired by Union Planters Corporation, from 1994 until 1999. Mr. Bone served in other capacities for Magna Group, Inc. since 1977.

         Robert G. Cady, 52, has served as Senior Vice President and Trust Officer of the Bank since 1994.

         James W. Kuehn, 42, has served as Senior Vice President and Senior Lending Officer of the Company since 1994.

         Albert A. Miller, 59, has served as the Senior Vice President of Operations of the Bank since 1998. Prior to joining the Company, Mr. Miller was employed by Boatman's National Bank since 1983.

         There are no arrangements or understandings between any of the directors, executive officers, or any other persons pursuant to which any of the Company's directors or executive officers have been selected for their respective positions. Directors of the Company are elected to staggered 3 year terms. The term of Messrs. Schaefer, Szewczyk and Weeke expires in 2000; the term of Messrs. Allison and Cruncleton expires in 2001, and the term of Messrs. Embry, Haydon and Kurrus expires in 2002. Directors of the Bank are elected to one year terms.


ITEM 6.  EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

         The following table sets forth certain summary information concerning the total remuneration paid to our President and Chief Executive Officer and the only other executive officer whose compensation exceeded $100,000 in fiscal year 1999.

SUMMARY COMPENSATION TABLE

                                       ANNUAL COMPENSATION                   LONG TERM
                                                                            COMPENSATION

                                                                               AWARDS

                                                               OTHER          SECURITIES        ALL
                                                               ANNUAL           UNDER-         OTHER
      NAME AND                                                 COMPEN-          LYING          COMPEN-
      PRINCIPAL          FISCAL                                SATION          OPTIONS         SATION
      POSITION            YEAR      SALARY($)     BONUS(S)     ($)(1)            (#)           ($)(2)
---------------------- ----------- ------------- ----------- ------------    -------------  -------------
Harry E. Cruncleton      1999      $117,000        $ 9,750      $12,382          2,500         $30,172
Chairman of the Board

Terry W. Schaefer
President and Chief
Executive Officer
and Director             1999       169,000         14,083       12,320          2,500           5,711

(1) Includes director's fees for Mr. Cruncleton of $8,350 and Mr. Schaefer of $8,300 and interest on deferred director's fees of $4,032 and $4,020, respectively

(2) Includes the value of insurance premiums paid by the Company on behalf of the named individuals.

OPTION GRANTS IN 1999

                              INDIVIDUAL GRANTS
----------------------------------------------------------------------------------------------------------

                            NUMBER OF     % OF TOTAL
                           SECURITIES       OPTIONS        EXERCISE
                           UNDERLYING     GRANTED TO        OR BASE                            GRANT DATE
                             OPTIONS     EMPLOYEES IN        PRICE        EXPIRATION         PRESENT VALUE
       NAME                GRANTED (#)    FISCAL YEAR      ($/SHARE)         DATE                ($)(1)
-----------------        -------------  --------------    -----------   -------------        -------------
Harry E. Cruncleton          2,500             20 %          $   44     January 6, 2009          $31,575
Terry W. Schaefer            2,500             20                44     January 6, 2009           31,575

(1) The per share fair value of stock options granted in 1999 was estimated on the date of grant at $12.93 using the Black-Scholes option-pricing model. The following assumptions were used to determine the per share fair value of the stock options granted in 1999: dividend yield of 1.3%; risk-free interest rate of 4.6%; and an estimated life of 7 years. The Company did not consider the expected volatility of its common stock over the estimated life of the options granted in 1999 since its common stock is not traded publicly.

AGGREGATED OPTION EXERCISES IN 1999 AND OPTION VALUES ON DECEMBER 31, 1999.

                                                                       NUMBER OF
                                                                       SECURITIES               VALUE OF
                                                                       UNDERLYING             UNEXERCISED
                                                                      UNEXERCISED             IN-THE-MONEY
                                                                       OPTIONS AT              OPTIONS AT
                                SHARES                                FY-END (#)(2)           FY-END ($)(2)
                              ACQUIRED ON          VALUE
                               EXERCISE           REALIZED            EXERCISABLE/            EXERCISABLE/
       NAME                         (#)            ($)(1)             UNEXERCISABLE          UNEXERCISABLE
-----------------          -------------      -------------          --------------          -------------
Harry E. Cruncleton               --                --                  500/4500             $7,000/$53,000
Terry W. Schaefer                 --                --                  500/4500             $7,000/$53,000

DIRECTOR COMPENSATION

         The Directors are paid fees of $550 per month, which fees are held under the Bank's optional fee deferral plan. Directors are also paid fees of $100 per committee meeting attended, except for the committee meetings held on the same day as the monthly Board meeting, in which case only a $50 fee per meeting is paid. Committee fees are also held under the Bank's optional fee deferral plan. In addition, directors electing to defer fees under the optional plan are paid interest on such amounts at the rate of 8%, compounded bimonthly.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Terry W. Schaefer, the President and Chief Executive Officer of the Company, is a member of the Compensation Committee.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL
ARRANGEMENTS

         Effective January 12, 2000, the Bank entered into an employment agreement with Harry E. Cruncleton. The agreement provides that Mr. Cruncleton will be paid an annual base salary to be mutually agreed upon by Mr. Cruncleton and the Bank. In the event of Mr. Cruncleton's death, the Bank will pay 50% of his annual base salary to his wife until her death.

         The employment agreement also provides that during his employment and for 15 years thereafter, Mr. Cruncleton will not engage in competition with the Bank, divert any client from the Bank or solicit a Bank employee or otherwise engage in conduct adverse to the Bank. In consideration, the Bank will pay Mr. Cruncleton 50% of his annual base salary, for the calendar year ending prior to termination of employment, for 15 years following termination of his employment.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

INDEBTEDNESS OF MANAGEMENT

         Other than services provided by the Bank as a bank depository of funds and loans set forth below as of December 31, 1999, all of which were made on substantially the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers as required by banking regulations, neither the Company nor the Bank has entered into and is not currently engaged in any transactions with any director or executive officer of the Company or Bank, or relative of the foregoing persons, except for loans made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 8.  LEGAL PROCEEDINGS.

         The Company is not a party to any material pending legal proceedings before any court, administrative agency or any tribunal, nor is the Company aware of any litigation which is threatened against it in any court, administrative agency, or other tribunal. The Bank is subject to various claims, lawsuits and administrative proceedings arising in the ordinary course of business from time to time. Based upon its evaluation of available information, management does not believe that any pending claims, lawsuits or administrative proceedings are likely, individually or in the aggregate, to have a material adverse effect upon the Bank's financial position, results of operations or cash flows.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         There is no established public trading market for the Company's common stock. Accordingly, there is no comprehensive record of trades or the prices of any such trades. The following table reflects sales prices for the Company's common stock to the extent such information is available to management of the Company, and the dividends declared with respect thereto during the preceding two years.

                                                                                                      Cash
2000                                            High                        Low                     Dividends
-------------------------------------------------------------------------------------------------------------------
First Quarter                                    $54                        $54                     $.17

1999
-------------------------------------------------------------------------------------------------------------------
First Quarter                                    $44                        $44                     $.16
Second Quarter                                    54                         47                      .16
Third Quarter                                     54                         54                      .17
Fourth Quarter                                    54                         54                      .17

1998
-------------------------------------------------------------------------------------------------------------------
First Quarter                                    $39                        $39                     $.15
Second Quarter                                    40                         40                      .15
Third Quarter                                     41                         41                      .15
Fourth Quarter                                    44                         44                      .15

1997
-------------------------------------------------------------------------------------------------------------------
First Quarter                                    $34                        $34                     $.14
Second Quarter                                    35                         35                      .14
Third Quarter                                     36                         36                      .14
Fourth Quarter                                    36                         36                      .14


         The stockholders of the Company's common stock are entitled to dividends when, as and if declared by the Board of Directors, subject to the restrictions imposed by law. The FRB generally prohibits a bank holding company from declaring or paying a cash dividend that would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The FRB's policy is that a bank holding company should not initiate or continue cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. A bank holding company is expected to act as a source of financial strength for each of its subsidiary banks and to commit resources to support its banks in circumstances when it might not do so absence such policy. There are no contractual restrictions that currently limit the Company's ability to pay dividends or that the Company reasonably believes are likely to limit materially the future payment of dividends on the Company's common stock. See "Supervision and Regulation--Dividend Restrictions"

         There are currently options to purchase 39,000 shares of Company's common stock outstanding.

         As of April 11, 2000 we had 575 record holders of Company common stock.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

         On June 5, 1997, the Company submitted a Regulation A Offering Statement on Form 1-A to the Securities and Exchange Commission, relating to the offer and sale of 140,000 shares of the Company's common stock. The aggregate offering price for such shares was $5,040,000. The offering was concluded on or about December 31, 1997.

         On April 29, 1999 the Company submitted a Regulation A Offering Statement on Form 1-A to the Securities and Exchange Commission, relating to the offer and sale of 80,000 shares of the Company's common stock. The aggregate offering price for such shares was $4,320,000. The offering was concluded on or about December 31, 1999.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL

         The authorized capital stock of the Company consists of 1,000,000 shares of common stock, par value $1.00 per share and 50,000 shares of preferred stock, par value of $1.00 per share. At December 31, 1999, there were 496,169 shares of common stock issued and 489,919 shares of common stock outstanding. All of the outstanding shares of common stock are validly issued, fully paid and nonassessable.

COMMON STOCK

         Dividends. The payment of dividends by the Company is subject to limitations which are imposed by law and applicable regulation. The holders of common stock of the Company will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. If the Company issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

         Voting Rights. The holders of common stock of the Company possess exclusive voting rights in the Company. They elect the Company's Board of Directors and act on such other matters as are required to be presented to them under Illinois law or as are otherwise presented to them by the Board of Directors. Each holder of common stock is entitled to one vote per share and does not have any right to accumulate votes in the election of directors. If the Company issues preferred stock, holders of the Company preferred stock may also possess voting rights greater than those of the common stock.

         As an Illinois bank, corporate powers and control of the Bank are vested in its Board of Directors, who elect the officers of the Bank and who fill any vacancies on the Board of Directors. Voting rights are vested exclusively in the owners of the shares of capital stock of the Bank, all of which are owned by the Company, and voted at the direction of the Company's Board of Directors. Consequently, the holders of the common stock do not have direct control of the Bank.

         Liquidation. In the event of any liquidation, dissolution or winding up of the Bank, the Company, as holder of the Bank's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Bank, all assets of the Bank available for distribution. In the event of liquidation, dissolution or winding up of the Company, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If Company preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

         Preemptive Rights; Redemption. Holders of the common stock of the Company are not entitled to preemptive rights with respect to any shares which may be issued. The common stock is not subject to redemption.

PREFERRED STOCK

         None of the shares of the authorized Company preferred stock are outstanding and there are no plans to issue the preferred stock. Such stock may be issued with such designations, powers, preferences and rights as the Board of Directors may from time to time determine. The Board of Directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

           CERTAIN ANTI-TAKEOVER PROVISIONS IN THE COMPANY'S ARTICLES
                           OF INCORPORATION AND BYLAWS

         A number of provisions of the Company's Articles of Incorporation and Bylaws deal with matters of corporate governance and certain rights of shareholders. The following discussion is a general summary of certain provisions of the Company's Articles of Incorporation and Bylaws and regulatory provisions relating to stock ownership and transfers, the Board of Directors and business combinations, which might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual Company shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of incumbent Board of Directors or management of the Company more difficult. The following description of certain of the provisions of the Articles of Incorporation and Bylaws of the Company is necessarily general, and reference should be made in each case to such Articles of Incorporation and Bylaws, which are incorporated herein by reference.

BOARD OF DIRECTORS

         The Board of Directors of the Company is divided into three classes, each of which shall contain approximately one-third of the whole number of the members of the Board. The members of each class shall be elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors are elected each year. The Company's Articles of Incorporation provide that the size of the Board shall be as set forth in the Bylaws. The Bylaws currently set the number of directors at between six and fifteen. The Articles of Incorporation provide that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors, shall be filled by a vote of two-thirds of the directors then in office and any director so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which the director has been chosen expires. The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of the Company. The Articles of Incorporation of the Company provide that a director may be removed from the Board of Directors prior to the expiration of his term only for cause, which is defined as (i) commission of fraud or dishonesty against the Company, (ii) breach of the duty of loyalty to the Company, (iii) entering a plea of guilty or nolo contendre in a criminal proceeding, or (iv) willful conduct involving a third party which significantly impairs the reputation of, or harms, the Company, and only upon the vote of 80% of the outstanding shares of voting stock. In the absence of this provision, the vote of the holders of a majority of the shares could remove the entire Board, but only with cause, and replace it with persons of such holders' choice.

CUMULATIVE VOTING, SPECIAL MEETINGS AND ACTION BY WRITTEN CONSENT

         The Articles of Incorporation do not provide for cumulative voting for any purpose. Moreover, the Articles of Incorporation provide that special meetings of shareholders of the Company may be called only by the Board of Directors of the Company and that shareholders may take action only at a meeting and not by written consent.

AUTHORIZED SHARES

         The Articles of Incorporation authorize the issuance of 1,000,000 shares of common stock and 50,000 shares of preferred stock. The authorized but unissued shares of common stock and preferred stock provide the Company's Board of Directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, and stock splits. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of the Company, and thereby assist members of management to retain their positions. The Company's Board currently has no plans for the issuance of additional shares of preferred stock.

SHAREHOLDER VOTE REQUIRED TO APPROVE BUSINESS COMBINATIONS WITH PRINCIPAL SHAREHOLDERS

         The Articles of Incorporation require the approval of the holders of at least 80% of the Company's outstanding shares of voting stock to approve certain "Business Combinations" (as defined therein) involving a "Related Person" (as defined therein) except in cases where the proposed transaction has been approved in advance by a majority of those members of the Company's Board of Directors who are unaffiliated with the Related Person and were directors prior to the time when the Related Person became a Related Person. The term "Related Person" is defined to include any individual, corporation, partnership or other entity (other than the Company or its subsidiary) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of the Company or an affiliate of such person or entity. This provision of the Articles of Incorporation applies to any "Business Combination," which is defined to include: (i) any merger or consolidation of the Company with or into any Related Person; (ii) any sale, lease, exchange, mortgage, transfer, or other disposition of 25% or more of the assets of the Company or combined assets of the Company and its subsidiaries to a Related Person; (iii) any merger or consolidation of a Related Person with or into the Company or a subsidiary of the Company; (iv) any sale, lease, exchange, transfer, or other disposition of 25% or more of the assets of a Related Person to the Company or a subsidiary of the Company; (v) the issuance of any securities of the Company or a subsidiary of the Company to a Related Person;
(vi) the acquisition by the Company or a subsidiary of the Company of any securities of a Related Person; (vii) any reclassification of common stock of the Company or any recapitalization involving the common stock of the Company; or (viii) any agreement or other arrangement providing for any of the foregoing.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

         Amendments to the Company's Articles of Incorporation must be approved by a majority vote of its Board of Directors and also by a majority of the outstanding shares of its voting stock, provided, however, that an affirmative vote of at least 80% of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal certain provisions of the Articles of Incorporation, including the provision limiting voting rights, the provisions relating to approval of certain business combinations, calling special meetings, the number and classification of directors, director and officer indemnification by the Company and amendment of the Company's Bylaws and Articles of Incorporation. The Company's Bylaws may be amended by its Board of Directors, or by a vote of 80% of the total votes eligible to be voted at a duly constituted meeting of shareholders.

SHAREHOLDER NOMINATIONS AND PROPOSALS

         The Articles of Incorporation of the Company require a shareholder who intends to nominate a candidate for election to the Board of Directors or to raise new business at a shareholder meeting to give notice of not less than 30 nor more than 60 days' prior to such meeting to the Secretary of the Company. The notice provision requires a shareholder who desires to raise new business to provide certain information to the Company concerning the nature of the new business, the shareholder and the shareholder's interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide the Company with certain information concerning the nominee and the proposing shareholder.

PURPOSE AND TAKEOVER DEFENSIVE EFFECTS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

         The Board of Directors of the Company believes that the provisions described above are prudent and will reduce the Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its Board of Directors. The Board of Directors believes these provisions are in the best interest of the Bank and the Company and its shareholders. In the judgment of the Board of Directors, the Company's Board will be in the best position to determine the true value of the Company and to negotiate more effectively for what may be in the best interest of its shareholders. Accordingly, the Board of Directors believes that it is in the best interest of the Company and its shareholders to encourage potential acquirors to negotiate directly with the Board of Directors of the Company and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of the Company and which is in the best interest of all shareholders.

         Any takeover attempts which have not been negotiated with and approved by the Board of Directors present to shareholders the risk of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the Board of Directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of the Company for its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of the Company's assets.

         An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Although a tender offer or other takeover attempt may be made at an attractive price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objective may not be similar to those of the remaining shareholders.

         Despite the belief of the Company as to the benefits to shareholders of these provisions of the Company's Articles of Incorporation and Bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the Company's Board, but pursuant to which shareholders may receive a substantial premium for their shares. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the Company's Board of Directors and of management more difficult. The Board of Directors of the Company, however, has concluded that the potential benefits outweigh the possible disadvantages.

         Pursuant to applicable law, at any annual or special meeting of its shareholders, the Company may adopt additional charter provisions regarding the acquisition of its equity securities that would be permitted for an Illinois business corporation. The Company does not presently intend to propose the adoption of further restrictions on the acquisition of the Company's equity securities.

         The cumulative effect of the restrictions on acquisition of stock of the Company contained in the Articles of Incorporation and Bylaws of the Company, federal law and Illinois law may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain shareholders of the Company may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under Section 5/8.75 of the Illinois Business Corporation Act, the Company may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative or investigative (other than an action by or in the right of the corporation) by reasons of the fact the he or she is or was a director or officer of the Company incurred in connection with such action, suit or proceeding, if such officer of director acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company, and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful, except that no indemnification shall be made with respect to any claim as to which such persons has been adjudged to have been liable to the Company.

         In addition, the Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except: (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not made in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 8.65 of the Illinois Business Corporation Act, or (iv) for any transaction from which a director derived an improper personal benefit. If the Illinois Business Corporation Act is amended after the date of filing of these Articles to further eliminate or limit the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Illinois Business Corporation Act, as so amended.


ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

         Reference is made to the Consolidated Financial Statements, the report thereon, and the notes thereto, commencing at Page F-1 of this Form 10, which financial statements, report and notes and data are incorporated herein by reference.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

                          Independent Auditors' Report



CONTENTS
-------------------------------------------------------------------------------------------------
                                                                                             PAGE

INDEPENDENT AUDITORS' REPORT..................................................................F-1


FINANCIAL STATEMENTS

    Consolidated Balance Sheets...............................................................F-2

    Consolidated Statements Of Income.........................................................F-3

    Consolidated Statements Of Comprehensive Income...........................................F-4

    Consolidated Statements Of Stockholders' Equity...........................................F-5

    Consolidated Statements Of Cash Flows.....  ..............................................F-6

    Notes To Consolidated Financial Statements...........................................F-7 - 31

    Interim Consolidated Balance Sheets......................................................F-32

    Interim Consolidated Statements of Income................................................F-33

    Interim Consolidated Statements of Comprehensive Income..................................F-34

    Interim Consolidated Statements of Stockholders Equity...................................F-35

    Interim Consolidated Statements of Cash Flows............................................F-36




                                    EXHIBITS

Exhibit No.                Description                                                           Page
-----------                -----------                                                           ----
3.1                        Articles of Incorporation of the Company. . . . . .. . . . . . . . .    A-1*

3.2                        Bylaws of the Company . . . . . . . . . . . . . . . . . . . . . . . .  A-15*

10.1                       West Pointe Bancorp, Inc. 1998 Stock Option Plan. . . . . . . . . . .  A-23*

10.2                       Split Dollar Agreement. . . . . . . . . . . . . . . . . . . . . . . .  A-31*

10.3                       Employment Agreement between the Bank and Harry E. Cruncleton . . . .  A-42*

10.4                       Deferred Directors' Fee Program . . . . . . . . . . . . . . . . . . .  A-49*

11                         Statement re: Computation of Per Share Earnings . . . . . . . . . . .  A-63*

21.1                       Subsidiary of the Company . . . . . . . . . . . . . . . . . . . . . .  A-65*

27.1                       Financial Data Schedule . . . . . . . . . . . . . . . . . . . . . . .  A-66*

27.2                       Financial Data Schedule. . . . . . . . . . . . . . . . . . . . . . .   A-67*

*Previously filed

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                West Pointe Bancorp, Inc.


                                                By /s/ Terry W. Schaefer
                                                   -----------------------------
                                                       Terry W. Schaefer,
                June 26, 2000                          Director, President

                                 EXHIBIT INDEX

Exhibit No.                Description                                                           Page
-----------                -----------                                                           ----
3.1                        Articles of Incorporation of the Company. . . . . . . . . . . . . . .   A-1*

3.2                        Bylaws of the Company . . . . . . . . . . . . . . . . . . . . . . . .  A-15*

10.1                       West Pointe Bancorp, Inc. 1998 Stock Option Plan. . . . . . . . . . .  A-23*

10.2                       Split Dollar Agreement. . . . . . . . . . . . . . . . . . . . . . . .  A-31*

10.3                       Employment Agreement between the Bank and Harry E. Cruncleton . . . .  A-42*

10.4                       Deferred Directors' Fee Program . . . . . . . . . . . . . . . . . . .  A-49*

11                         Statement re: Computation of Per Share Earnings . . . . . . . . . . .  A-63*

21.1                       Subsidiary of the Company . . . . . . . . . . . . . . . . . . . . . .  A-65*

27.1                       Financial Data Schedule . . . . . . . . . . . . . . . . . . . . . . .  A-66*

27.2                       Financial Data Schedule . . . . . . . . . . . . . . . . . . . . . . .  A-67*

*Previously filed

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
West Pointe Bancorp, Inc.
Belleville, Illinois


We have audited the accompanying consolidated balance sheets of West Pointe Bancorp, Inc. and subsidiary ("the Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the three years ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of West Pointe Bancorp, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1999, in conformity with generally accepted accounting principles.


                                 RUBIN, BROWN, GORNSTEIN & CO. LLP

St. Louis, Missouri
January 20, 2000

                    WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEETS


                                     ASSETS

                                                                                                  DECEMBER 31,
                                                                                      -----------------------------------
                                                                                                 1999               1998
                                                                                      -----------------------------------
Cash and due from banks                                                                 $  12,065,796      $   7,992,521
Federal funds sold                                                                          3,600,000          9,500,000
Interest bearing due from banks                                                               408,261          1,046,741
Time certificates of deposit                                                                  267,170            357,951
Investment securities:
   Held-to-maturity (fair value of $4,450,592 and $5,788,703
      at December 31, 1999 and 1998, respectively)                                          4,513,819          5,767,250
   Available-for-sale, at fair value (cost of $108,173,137 and
      $76,985,025 at December 31, 1999 and 1998, respectively)                            104,112,092         77,759,108
Loans                                                                                     174,192,437        140,582,015
Allowance for loan losses                                                                  (1,687,021)        (1,342,000)
                                                                                      ----------------------------------
   Net loans                                                                              172,505,416        139,240,015
Accrued interest receivable                                                                 2,102,319          1,696,527
Real estate acquired by foreclosure                                                           348,792            151,922
Bank premises and equipment                                                                 8,862,171          6,319,178
Income taxes receivable                                                                       124,753                 --
Deferred tax asset, net                                                                     2,038,178            102,156
Other assets                                                                                  805,638            648,926
------------------------------------------------------------------------------------------------------------------------
         TOTAL ASSETS                                                                   $ 311,754,405      $ 250,582,295
========================================================================================================================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
   Deposits:
      Noninterest bearing                                                               $  27,350,618      $  25,760,540
      Interest bearing                                                                    251,791,697        197,526,556
                                                                                      -----------------------------------
         Total deposits                                                                   279,142,315        223,287,096
   Securities sold under agreements to repurchase                                           6,938,200          4,959,702
   Other borrowings                                                                         1,837,500                 --
   Federal Home Loan Bank advances                                                          5,000,000          5,000,000
   Accrued interest payable                                                                 1,137,399          1,007,106
   Income taxes payable                                                                            --             25,505
   Other liabilities                                                                          718,769            595,376
------------------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                                                294,774,183        234,874,785
------------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
   Preferred stock, $1 par value - 50,000 shares authorized;
      none issued or outstanding at December 31, 1999 or 1998                                     --                  --
   Common stock, $1 par value - 1,000,000 shares authorized; 496,169 and
      442,768 shares issued at December 31, 1999 and 1998, respectively                       496,169            442,768
   Surplus                                                                                 12,749,474          9,974,682
   Retained earnings                                                                        6,589,927          4,810,129
   Treasury stock, 6,250 shares at cost                                                      (337,500)                --
   Accumulated other comprehensive income (loss)                                           (2,517,848)           479,931
------------------------------------------------------------------------------------------------------------------------
         TOTAL STOCKHOLDERS' EQUITY                                                        16,980,222         15,707,510
------------------------------------------------------------------------------------------------------------------------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $ 311,754,405      $ 250,582,295
========================================================================================================================

--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.                 F 2

                    WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
                        CONSOLIDATED STATEMENTS OF INCOME




                                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                                    ----------------------------------------------------
                                                                             1999               1998                1997
                                                                    ----------------------------------------------------
INTEREST AND FEE INCOME
   Interest and fees on loans                                       $  13,430,674      $  11,538,546       $   9,390,141
   Interest on U.S. Treasuries and agencies                             3,856,155          2,823,683           1,711,971
   Interest on state and municipal obligations                          1,595,203            863,446             340,648
   Interest on federal funds sold                                         252,615            371,254             163,161
   Interest on deposits with banks                                         85,270             45,005              12,910
------------------------------------------------------------------------------------------------------------------------
         TOTAL INTEREST AND FEE INCOME                                 19,219,917         15,641,934          11,618,831
------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
   NOW, money market and savings deposits                               2,544,418          2,048,062           1,549,811
   Certificates of deposit                                              7,744,850          6,420,434           4,416,948
   Securities sold under agreements to repurchase                         320,261            180,395              36,097
   Other borrowings                                                        12,562             15,169              22,751
   Federal Home Loan Bank advances                                        254,621            132,804                  --
------------------------------------------------------------------------------------------------------------------------
         TOTAL INTEREST EXPENSE                                        10,876,712          8,796,864           6,025,607
------------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME                                                     8,343,205          6,845,070           5,593,224

PROVISION FOR LOAN LOSSES                                               1,017,870            646,623             509,277
------------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME AFTER PROVISION
   FOR LOAN LOSSES                                                      7,325,335          6,198,447           5,083,947
------------------------------------------------------------------------------------------------------------------------

NONINTEREST INCOME
   Service charges on deposits                                            821,725            626,351             542,015
   Mortgage banking                                                       411,953            411,301             256,115
   Trust fees                                                             309,718            203,338             151,121
   Credit card income                                                     223,645            161,076             182,986
   Gain on sale of securities, net                                         26,378            180,515               5,436
   Other                                                                  193,376            142,405             146,188
------------------------------------------------------------------------------------------------------------------------
         TOTAL NONINTEREST INCOME                                       1,986,795          1,724,986           1,283,861
------------------------------------------------------------------------------------------------------------------------

NONINTEREST EXPENSES
   Employee compensation and other benefits                             3,510,251          2,966,405           2,426,029
   Occupancy, net                                                         410,158            384,018             293,941
   Furniture and equipment                                                365,957            301,569             227,072
   Data processing                                                        323,011            291,621             246,804
   Advertising                                                            280,948            253,325             157,936
   Other                                                                1,978,030          1,544,364           1,371,317
------------------------------------------------------------------------------------------------------------------------
         TOTAL NONINTEREST EXPENSES                                     6,868,355          5,741,302           4,723,099
------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                                              2,443,775          2,182,131           1,644,709

INCOME TAX EXPENSE                                                        354,100            489,650             502,500
------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                          $   2,089,675      $   1,692,481       $   1,142,209
========================================================================================================================

EARNINGS PER SHARE - BASIC                                          $        4.50      $        3.83       $        3.14
========================================================================================================================

EARNINGS PER SHARE - DILUTED                                        $        4.47      $        3.82       $        3.14
========================================================================================================================


--------------------------------------------------------------------------------
See the accompanying notes to consolidated financial statements.             F 3

                    WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME







                                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                                         -------------------------------------------------
                                                                                 1999              1998              1997
                                                                         -------------------------------------------------
NET INCOME                                                               $  2,089,675       $ 1,692,481       $ 1,142,209
--------------------------------------------------------------------------------------------------------------------------

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
      Unrealized holding gains (losses) on securities
         available for sale (net of income tax credits of
         $1,833,524 for 1999 and income taxes of $292,262
         and $77,967 for 1998 and 1997, respectively)                      (2,975,226)          476,848           127,214
      Less adjustment for realized gains
         included in net income (net of income
         taxes of $3,825, $40,435 and $1,663 for
         1999, 1998 and 1997, respectively)                                   (22,553)         (140,080)           (3,773)
--------------------------------------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME(LOSS)                                           (2,997,779)          336,768           123,441
--------------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS)                                              $   (908,104)      $ 2,029,249       $ 1,265,650
==========================================================================================================================



--------------------------------------------------------------------------------
See the accompanying notes to consolidated financial statements.             F 4

                    WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                            PREFERRED STOCK          COMMON STOCK
                                          --------------------------------------------
                                           SHARES     AMOUNT      SHARES       AMOUNT      SURPLUS
                                          -----------------------------------------------------------
BALANCE - JANUARY 1, 1997                      --       $ --     350,000  $ 2,800,000   $  4,276,118

   POOLING OF INTERESTS                        --         --          --   (2,450,000)     2,450,000

   ISSUANCE OF COMMON STOCK                    --         --      89,560       89,560      3,134,621

   DIVIDENDS PAID                              --         --          --           --             --

   NET INCOME                                  --         --          --           --             --

   OTHER COMPREHENSIVE INCOME                  --         --          --           --             --
-----------------------------------------------------------------------------------------------------

BALANCE - DECEMBER 31, 1997                    --         --     439,560      439,560      9,860,739

   ISSUANCE OF COMMON STOCK                    --         --       3,208        3,208        113,943

   DIVIDENDS PAID                              --         --          --           --             --

   NET INCOME                                  --         --          --           --             --

   OTHER COMPREHENSIVE INCOME                  --         --          --           --             --
-----------------------------------------------------------------------------------------------------

BALANCE - DECEMBER 31, 1998                    --         --     442,768      442,768      9,974,682

   ISSUANCE OF COMMON STOCK                    --         --      53,401       53,401      2,774,792

   DIVIDENDS PAID                              --         --          --           --             --

   PURCHASE OF TREASURY STOCK                  --         --          --           --             --

   NET INCOME                                  --         --          --           --             --

   OTHER COMPREHENSIVE LOSS                    --         --          --           --             --
-----------------------------------------------------------------------------------------------------

BALANCE - DECEMBER 31, 1999                    --       $ --     496,169  $   496,169   $ 12,749,474
=====================================================================================================

                                                                                  ACCUMULATED
                                                         TREASURY STOCK                 0THER             TOTAL
                                        RETAINED    -----------------------     COMPREHENSIVE     STOCKHOLDERS'
                                        EARNINGS       SHARES      AMOUNT       INCOME (LOSS)           EQUITY
                                      --------------------------------------------------------------------------
BALANCE - JANUARY 1, 1997             $ 2,447,634           --   $      --       $     19,722       $ 9,543,474

   POOLING OF INTERESTS                        --           --          --                 --                --

   ISSUANCE OF COMMON STOCK                    --           --          --                 --         3,224,181

   DIVIDENDS PAID                        (206,601)          --          --                 --          (206,601)

   NET INCOME                           1,142,209           --          --                 --         1,142,209

   OTHER COMPREHENSIVE INCOME                  --           --          --            123,441           123,441
----------------------------------------------------------------------------------------------------------------

BALANCE - DECEMBER 31, 1997             3,383,242           --          --            143,163        13,826,704

   ISSUANCE OF COMMON STOCK                    --           --          --                 --           117,151

   DIVIDENDS PAID                        (265,594)          --          --                 --          (265,594)

   NET INCOME                           1,692,481           --          --                 --         1,692,481

   OTHER COMPREHENSIVE INCOME                  --           --          --            336,768           336,768
----------------------------------------------------------------------------------------------------------------

BALANCE - DECEMBER 31, 1998             4,810,129           --          --            479,931        15,707,510

   ISSUANCE OF COMMON STOCK                    --           --          --                 --         2,828,193


   DIVIDENDS PAID                        (309,877)          --          --                 --          (309,877)

   PURCHASE OF TREASURY STOCK                  --        6,250    (337,500)                --          (337,500)

   NET INCOME                           2,089,675           --          --                 --         2,089,675

   OTHER COMPREHENSIVE LOSS                    --           --          --         (2,997,779)       (2,997,779)
----------------------------------------------------------------------------------------------------------------

BALANCE - DECEMBER 31, 1999           $ 6,589,927        6,250   $(337,500)      $ (2,517,848)      $16,980,222
================================================================================================================


--------------------------------------------------------------------------------
See the accompanying notes to consolidated financial statements.             F 5

                    WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                          -----------------------------------------------
                                                                                   1999             1998            1997
                                                                          -----------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                             $   2,089,675    $   1,692,481   $   1,142,209
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation and amortization:
            Bank premises and equipment                                         346,182          301,183         248,801
            Discounts and premiums                                             (251,776)          11,392         (80,984)
         Increase in accrued interest receivable                               (405,792)        (501,274)       (187,144)
         Increase in accrued interest payable                                   130,293          300,081          63,675
         Increase (decrease) in income taxes, net                              (248,931)          37,650        (231,213)
         Gain on sale of investment securities, net                             (26,378)        (180,515)         (5,436)
         Provision for loan losses                                            1,017,870          646,623         509,277
         Net change in other assets and other liabilities                       (33,319)         114,575        (249,835)
-------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                     2,617,824        2,422,196       1,209,350
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   (Increase) decrease in time certificates of deposit                           90,781          (49,897)       (158,054)
   Principal repayments on investment securities                              2,342,463        1,440,914         782,372
   Sales of investment securities available for sale                          7,442,659       10,906,445       8,975,651
   Maturities of investment securities available for sale                    13,627,000       27,679,545      12,766,500
   Maturities of investment securities held to maturity                              --               --       1,750,000
   Purchases of investment securities available for sale                    (53,068,649)     (77,740,414)    (35,701,243)
   Net increase in loans                                                    (34,683,694)     (22,557,619)    (32,710,124)
   Sales of real estate acquired by foreclosure                                 203,553               --         409,282
   Purchases of bank premises and equipment                                  (2,889,175)      (1,171,092)       (902,715)
-------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                       (66,935,062)     (61,492,118)    (44,788,331)
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in noninterest bearing deposits                               1,590,078        3,097,621       7,050,420
   Net increase in interest bearing deposits                                 54,265,141       52,302,658      38,239,744
   Net increase in securities sold under agreements to repurchase             1,978,498        3,243,833         988,675
   Increase in other borrowings                                               1,837,500               --              --
   Proceeds from FHLB advances                                                5,000,000        5,000,000              --
   Repayments of FHLB advances                                               (5,000,000)              --              --
   Proceeds from issuance of common stock                                     2,828,193          117,151       3,224,181
   Purchase of treasury stock                                                  (337,500)              --              --
   Dividends paid                                                              (309,877)        (265,594)       (206,601)
-------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                    61,852,033       63,495,669      49,296,419
-------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         (2,465,205)       4,425,747       5,717,438

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                18,539,262       14,113,515       8,396,077
-------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF YEAR                                   $  16,074,057    $  18,539,262   $  14,113,515
=========================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Interest paid                                                          $  10,746,419    $   8,496,784   $   5,961,932
   Income taxes paid                                                            601,183          452,000         733,711
   Noncash investing and financing activities:
      Noncash transfer of loans to real estate acquired by foreclosure          408,883          148,369          12,385
-------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
See the accompanying notes to consolidated financial statements.             F 6

                    WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION

         West Pointe Bancorp, Inc. ("the Parent Company"), an Illinois corporation, was organized in 1997 under the Illinois Business Corporation Act of 1983, as amended, to be a bank holding company under the Illinois Bank Holding Company Act of 1957, as amended, and the federal Bank Holding Company Act of 1956, as amended. During 1997, the Parent Company acquired West Pointe Bank And Trust Company (the "Bank") in a business combination accounted for as a pooling of interests. The Bank became a wholly-owned subsidiary of the Parent Company through the exchange of 350,000 shares of the Parent Company's common stock for all of the outstanding stock of the Bank. The pooling of interests resulted in a transfer of $2,450,000 from common stock to surplus which represents the $7.00 difference between the Parent Company's par value of its common stock and that of the Bank's par value. The accompanying consolidated financial statements for 1997 are based on the assumption that the companies were combined for the full year.

         The Bank is an Illinois banking organization which operates from four community banking locations in Illinois. The Bank provides a full range of banking services to individual and corporate customers in the St. Louis, Missouri metropolitan area. The Bank is subject to intense competition from other financial institutions. The Bank also is subject to the regulations of certain federal and state agencies and undergoes periodic examination by those regulatory authorities.

         In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures About Segments of an Enterprise and Related Information", which requires business segments to be reported based on the way management organizes segments within an organization for making operating decisions and assessing performance. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management has not included disclosures regarding specific segments since management makes operating decisions and assesses performance based on West Pointe Bancorp, Inc. and subsidiary ("the Company") as a whole.


--------------------------------------------------------------------------------
                                                                             F 7

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)

         GENERAL

         The accounting policies of the Company conform to general industry practices and are based on generally accepted accounting principles. The Company reports its income on the accrual basis for both financial statement and income tax purposes.

         CONSOLIDATION

         The accompanying consolidated financial statements include the accounts of the Parent Company and its 100%-owned subsidiary, the Bank. All intercompany balances have been eliminated in consolidation.

         ACCOUNTING RECLASSIFICATIONS

         Certain 1998 and 1997 amounts have been reclassified where appropriate to conform to the consolidated financial statement presentation used in 1999.

         ACCOUNTING ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements, and requires an enterprise to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a balance sheet. The Company adopted the provisions of SFAS No. 130 as of December 31, 1998 and now reports comprehensive income on a separate statement. Application of SFAS No. 130 did not impact amounts previously reported for net income or affect the comparability of previously issued financial statements.


--------------------------------------------------------------------------------
                                                                             F 8

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)

         CASH AND CASH EQUIVALENTS

         For purposes of the consolidated statements of cash flows, noninterest earning and interest earning demand amounts due from banks and federal funds sold are considered to be cash equivalents

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires that the estimated fair value of the Company's financial instruments be disclosed. Fair value estimates of financial instruments are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings or a significant portion of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, some fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment. Changes in assumptions could significantly affect these estimates. Fair value estimates are presented for existing on-balance-sheet and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

         INVESTMENT SECURITIES

         The Company classifies its investment securities as either available for sale or held to maturity.

         Held-to-maturity securities are those debt securities in which the Company has the ability and intent to hold until maturity. All other debt securities not included in held-to-maturity and all equity securities are classified as available for sale.

         Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums or discounts. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and reported as other comprehensive income.

         A decline in the market value of any security below cost that is deemed to be "other than temporary" results in a charge to earnings and the establishment of a new cost basis for the security.

--------------------------------------------------------------------------------
                                                                             F 9

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)

         Premiums and discounts are amortized over the lives of the respective securities as an adjustment to yield using a method which approximates level yield. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific-identification method for determining the cost of securities sold.

         MORTGAGE LOANS HELD FOR SALE

         The Company originates certain loans which are to be sold in the secondary mortgage market. Mortgage loans held for sale are carried at the lower of aggregate cost or market value.

         LOANS HELD FOR INVESTMENT

         Loans held for investment are carried at cost, as management has determined the Company has the ability to hold them to maturity and because it is management's intention to hold loans receivable for the foreseeable future. Interest is credited to income as earned; however, interest receivable is accrued only if deemed collectible. Loans are placed on nonaccrual status when management believes that the borrower's financial condition, after consideration of economic conditions and collection efforts, is such that collection of principal and/or interest is doubtful. Payments received on nonaccrual loans are recorded as principal reductions. A loan remains on nonaccrual status until the loan is current as to payment of both principal and interest and management determines that the financial condition of the borrower has improved to the extent that both principal and interest are deemed collectible.

         A loan is considered impaired when it is probable the Company will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Alternatively, impairment can be measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, the Company measures impairment based on the fair value of the collateral when it determines foreclosure is probable. Additionally, impairment of loans for which terms have been modified in a troubled-debt restructuring is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.


--------------------------------------------------------------------------------
                                                                            F 10

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)


         The Company applies the recognition criteria for impaired loans to restructured loans and all non-accrual multi-family residential loans, commercial real estate loans and commercial loans. Smaller balance, homogeneous loans, including one-to-four family residential loans and consumer loans, are collectively evaluated for impairment. Interest income on impaired loans is recognized on a cash basis.

         ALLOWANCE FOR LOAN LOSSES

         The balance in the allowance is at a level considered adequate to provide for potential loan losses based on management's evaluation of the anticipated impact on the loan portfolio of current economic conditions, changes in the character and size of the portfolio, past and expected future loss experience of similar banks and other pertinent factors. Credits deemed uncollectible are charged to the allowance. Provisions for credit losses and recoveries on loans previously charged off are added to the allowance. Regulatory agencies, as a regular and integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

         REAL ESTATE ACQUIRED BY FORECLOSURE

         Real estate acquired by foreclosure is initially recorded on an individual property basis at estimated fair value, less cost to sell, on the date of foreclosure, thus establishing a new cost basis. Subsequent to foreclosure, real estate is periodically evaluated by management and a valuation allowance is established if the estimated fair value, less costs to sell, of the property declines. Subsequent increases in fair value are recorded through a reversal of the valuation allowance, but not below zero. Costs incurred in maintaining the properties are charged to expense.

         Profit on sales of foreclosed real estate is recognized when title has passed, minimum down payment requirements have been met, the terms of any notes received by the Company are such to satisfy continuing payment requirements and the Company is relieved of any requirement for continued involvement in the real estate. Otherwise, recognition of profit is deferred until such criteria are met.

--------------------------------------------------------------------------------
                                                                            F 11

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)


         BANK PREMISES AND EQUIPMENT

         Bank premises and equipment are stated at cost, less accumulated depreciation and amortization computed using straight-line and accelerated methods. The assets are depreciated over the following periods:

          Building and leasehold improvements                    39 years
          Furniture and equipment                            5 - 10 years

         SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

         The Company enters into sales of securities under agreements to repurchase (repurchase agreements) at a specified date. Such repurchase agreements are considered financing arrangements, and, accordingly, the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheets. Repurchase agreements are collateralized by investment securities.

         INCOME TAXES

         The Company and its subsidiary file a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         STOCK OPTION PLAN

         The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The Company has also adopted SFAS 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 allows entities to apply the provisions of APB Opinion No. 25 and provide pro forma net income and earnings per share for employee stock option grants made in 1996 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS 123.

--------------------------------------------------------------------------------
                                                                            F 12

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)


         EARNINGS PER SHARE

         Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share". SFAS 128 supersedes APB Opinion No. 15, "Earnings Per Share" and specifies the computation, presentation and disclosure requirements for earnings per share (EPS) for entities with publicly held common stock or potential common stock. It replaces the presentation of primary EPS with a presentation of basic EPS and fully diluted EPS with diluted EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation (See Note 2). Basic EPS, unlike primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

2.       EARNINGS PER SHARE

         The computation of EPS is summarized as follows:

                                                             1999             1998              1997
                                                     ------------------------------------------------
BASIC EPS:
   Net income                                        $  2,089,675      $ 1,692,481       $ 1,142,209
=====================================================================================================

   Average common shares outstanding                      464,611          442,412           363,619
=====================================================================================================

   Basic EPS                                         $       4.50      $      3.83       $      3.14
=====================================================================================================

DILUTED EPS:
   Net income                                        $  2,089,675      $ 1,692,481       $ 1,142,209
=====================================================================================================

   Average common shares outstanding                      464,611          442,412           363,619

   Dilutive potential due to stock options                  2,999              269                --
-----------------------------------------------------------------------------------------------------

   Average number of common shares
      and dilutive potential common
      shares outstanding                                  467,610          442,681           363,619
=====================================================================================================

   Diluted EPS                                       $       4.47      $      3.82       $      3.14
=====================================================================================================



--------------------------------------------------------------------------------
                                                                            F 13

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)


3.       INVESTMENT SECURITIES

         AVAILABLE FOR SALE

         The amortized cost and fair value of available-for-sale investments in debt and equity securities are summarized as follows:

                                                                     DECEMBER 31, 1999
                                         ---------------------------------------------------------------------
                                                                   GROSS             GROSS
                                               AMORTIZED      UNREALIZED        UNREALIZED               FAIR
                                                    COST           GAINS            LOSSES              VALUE
                                         ---------------------------------------------------------------------
Obligations of U.S. government
   corporations and agencies               $  63,312,008       $      --      $ (2,222,620)     $  61,089,388

Mortgage-backed securities                     7,712,919              --          (366,178)         7,346,741

Obligations of states and
   political subdivisions                     36,071,610          21,297        (1,501,263)        34,591,644
--------------------------------------------------------------------------------------------------------------
      Total Debt Securities                  107,096,537          21,297        (4,090,061)       103,027,773

Equity securities                              1,076,600           7,719                --          1,084,319
--------------------------------------------------------------------------------------------------------------

                                           $ 108,173,137       $  29,016      $ (4,090,061)     $ 104,112,092
==============================================================================================================

                                                                    DECEMBER 31, 1998
                                         ---------------------------------------------------------------------
                                                                   GROSS             GROSS
                                               AMORTIZED      UNREALIZED        UNREALIZED               FAIR
                                                    COST           GAINS            LOSSES              VALUE
                                         ---------------------------------------------------------------------
U.S. Treasuries                            $   2,605,288      $   20,118        $       --        $ 2,625,406

Obligations of U.S. government
   corporations and agencies                  34,244,259         117,336           (75,720)        34,285,875

Mortgage-backed securities                     7,334,418           4,410           (12,610)         7,326,218

Obligations of states and
   political subdivisions                     31,819,860         737,516           (29,967)        32,527,409
--------------------------------------------------------------------------------------------------------------
      Total Debt Securities                   76,003,825         879,380          (118,297)        76,764,908

Equity securities                                981,200          13,000                --            994,200
--------------------------------------------------------------------------------------------------------------

                                           $  76,985,025      $  892,380        $ (118,297)       $77,759,108
==============================================================================================================

--------------------------------------------------------------------------------
                                                                            F 14

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)

         Available-for-sale securities carried at approximately $50,077,000 and $16,625,000 at December 31, 1999 and 1998, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

         The amortized cost and fair value of available-for-sale debt securities by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The equity securities have no maturity dates and therefore, have been excluded below.

                                                                         DECEMBER 31, 1999
                                                             -----------------------------------
                                                                  AMORTIZED                FAIR
                                                                       COST               VALUE
                                                             -----------------------------------
              Due in one year or less                        $   15,200,509       $  15,172,308
              Due after one year through five years              20,689,550          20,300,653
              Due after five years through ten years             62,927,332          59,666,256
              Due after ten years                                   566,227             541,815
              Mortgage-backed securities                          7,712,919           7,346,741
------------------------------------------------------------------------------------------------

                                                             $  107,096,537       $ 103,027,773
================================================================================================

         Proceeds from sales of available-for-sale debt securities were $7,442,659, $10,906,445 and $8,975,651 in 1999, 1998 and 1997,
         respectively.

         Gross realized gains and gross realized losses on sales of available-for-sale debt securities are summarized as follows:

                                                           1999               1998                1997
                                                      -------------------------------------------------
              Gross realized gains                    $  43,253          $ 180,515           $  10,365
              Gross realized losses                     (16,875)                --              (4,929)
-------------------------------------------------------------------------------------------------------

                                                      $  26,378          $ 180,515           $   5,436
=======================================================================================================


--------------------------------------------------------------------------------
                                                                            F 15

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)


         HELD TO MATURITY

         The amortized cost and fair value of held-to-maturity investments in debt securities are summarized as follows:

                                                                       DECEMBER 31, 1999
                                             -----------------------------------------------------------------
                                                                   GROSS             GROSS
                                               AMORTIZED      UNREALIZED        UNREALIZED               FAIR
                                                    COST           GAINS            LOSSES              VALUE
                                             -----------------------------------------------------------------
         Mortgage-backed securities          $ 4,513,819            $ --         $ (63,227)       $ 4,450,592
=============================================================================================================

                                                                 DECEMBER 31, 1998
                                             -----------------------------------------------------------------
                                                                   GROSS             GROSS
                                               AMORTIZED      UNREALIZED        UNREALIZED               FAIR
                                                    COST           GAINS            LOSSES              VALUE
                                             -----------------------------------------------------------------
         Mortgage-backed securities          $ 5,767,250        $ 28,587          $ (7,134)       $ 5,788,703
=============================================================================================================

         Held-to-maturity securities carried at approximately $4,037,000 and $5,233,000 at December 31, 1999 and 1998, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

4.       LOANS

         Loans consist of:


                                                                       1999                1998
                                                             -----------------------------------
            Commercial loans                                  $  44,469,418       $  42,866,422
            Commercial real estate loans                         61,284,167          44,266,850
            Real estate construction loans                       11,074,257           9,308,269
            Residential real estate loans                        46,597,185          33,657,756
            Consumer loans                                       10,227,714           9,356,720
            Mortgage loans held for sale                            539,696           1,125,998
------------------------------------------------------------------------------------------------
               Total Loans                                      174,192,437         140,582,015
            Less:  Allowance for loan losses                      1,687,021           1,342,000
------------------------------------------------------------------------------------------------

                                                              $ 172,505,416       $ 139,240,015
================================================================================================


--------------------------------------------------------------------------------
                                                                            F 16

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)


         A summary of activity in the allowance for loan losses follows:


                                                            1999               1998                1997
                                                     ---------------------------------------------------
         Balance - beginning of year                 $ 1,342,000        $   976,000          $  728,000
         Provision charged to operations               1,017,870            646,623             509,277
         Charge-offs                                    (710,593)          (295,286)           (272,625)
         Recoveries                                       37,744             14,663              11,348
--------------------------------------------------------------------------------------------------------

         Balance - end of year                       $ 1,687,021        $ 1,342,000          $  976,000
========================================================================================================

         The following table lists information related to nonperforming loans:

                                                                        1999               1998
                                                                --------------------------------
         Loans on nonaccrual status                              $ 1,552,319        $   879,954
         Accruing loans past due 90 days or more                     790,690            390,789
------------------------------------------------------------------------------------------------

                                                                 $ 2,343,009        $ 1,270,743
================================================================================================

         Interest that would have been recognized
            on nonaccrual loans in accordance
            with their original terms                            $   145,410        $   109,834
         Actual interest recorded for nonaccrual
            loans                                                     32,098             25,000
================================================================================================

         A portion of the allowance for loan losses is allocated to loans deemed impaired. All impaired loans are included in nonperforming loans. Information on these loans and their related allowance for loan losses is as follows:

                                                              1999                    1998                   1997
                                                  ------------------------------------------------------------------------
                                                       RECORDED  VALUATION    Recorded   Valuation    Recorded  Valuation
                                                     INVESTMENT  ALLOWANCE  Investment   Allowance  Investment  Allowance
                                                  ------------------------------------------------------------------------
               Impaired loans:
                  Valuation allowance required     $    858,600  $ 218,600   $ 147,731    $ 56,904   $ 195,154  $ 85,000
                  No valuation allowance required       468,737         --     752,279          --     498,886        --
               -----------------------------------------------------------------------------------------------------------
                        Total impaired loans       $ 1,327,337   $ 218,600   $ 900,010    $ 56,904   $ 694,040  $ 85,000
               ===========================================================================================================

               Average balance of impaired loans
                  during the year                  $ 1,113,124               $ 635,752               $ 608,681
               Interest income recognized on
                  impaired loans during the year        34,677                  49,491                  46,154
               ===========================================================================================================


--------------------------------------------------------------------------------
                                                                            F 17

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)

5.   BANK PREMISES AND EQUIPMENT

     Bank premises and equipment consist of:

                                                                 1999                1998
                                                    -------------------------------------

          Land                                          $   1,545,496        $    920,736
          Buildings                                         4,956,736           4,290,921
          Leasehold improvements                              683,198             500,905
          Furniture and equipment                           2,213,790           1,675,225
          Automobiles                                          67,877              67,878
          Construction in progress                            877,331                  --
-----------------------------------------------------------------------------------------
                                                           10,344,428           7,455,665
          Less:  Accumulated depreciation and
            amortization                                    1,482,257           1,136,487
-----------------------------------------------------------------------------------------

                                                        $   8,862,171        $  6,319,178
=========================================================================================

     Depreciation and amortization expense for the years ended December 31, 1999, 1998 and 1997 amounted to $346,182, $301,183 and $248,801, respectively.

     The Company is obligated under a long-term lease agreement for the Bank's branch location in Columbia, Illinois through November 2007. The lease provides that the Company may use and occupy the premises only for the purpose of maintaining and operating a branch bank. The lease calls for monthly rental payments totaling $3,960.

     Minimum lease payments at December 31, 1999 are due as follows:


               YEAR                                       AMOUNT
               -------------------------------------------------
               2000                                   $   47,520
               2001                                       47,520
               2002                                       47,520
               2003                                       47,520
               2004                                       47,520
               Thereafter                                138,600
               -------------------------------------------------
                                                       $ 376,200
               =================================================

     Rent expense for the years ended December 31, 1999, 1998 and 1997 amounted to $82,136, $67,582 and $38,654, respectively.


--------------------------------------------------------------------------------
                                                                            F 18

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)

6.   DEPOSITS

     Deposits consist of:


                                                                        1999                1998
                                                           -------------------------------------
          Noninterest bearing deposits:
               Demand deposit accounts                        $   27,350,618      $   25,760,540
          --------------------------------------------------------------------------------------

          Interest bearing deposits:
               Demand deposit accounts (NOW)                      41,872,811          16,436,189
               Money market accounts                              27,491,827          25,513,150
               Savings                                            28,158,230          27,741,818
               Certificates of deposit, $100,000 and over         45,906,985          24,363,597
               Other certificates of deposit                     108,361,844         103,471,802
          --------------------------------------------------------------------------------------
                    Total interest bearing deposits              251,791,697         197,526,556
          --------------------------------------------------------------------------------------

                    Total Deposits                            $  279,142,315      $  223,287,096
          ======================================================================================

The scheduled maturities of certificates of deposit, $100,000 and over and other certificates of deposit, were as follows:


           YEAR                                               AMOUNT
           ---------------------------------------------------------
           2000                                        $ 134,667,696
           2001                                           15,739,507
           2002                                            2,767,669
           2003                                              535,942
           2004                                              558,015
           ---------------------------------------------------------

                                                       $ 154,268,829
           =========================================================











--------------------------------------------------------------------------------
                                                                            F 19

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)



7.       SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

         Securities sold under agreements to repurchase (repurchase agreements) are treated as financing arrangements and other obligations to repurchase securities sold are reflected as a liability. The repurchase agreements generally mature within one year. The investment securities underlying the repurchase agreements were held by a designated safekeeping agent.

         The average balance and maximum amount outstanding at any month-end of repurchase agreements for the years ended December 31, 1999, 1998 and 1997 is summarized as follows:


                                                            1999               1998              1997
                                                    -------------------------------------------------
Average balance outstanding                          $ 7,221,406        $ 3,770,165      $    734,332
=====================================================================================================
Maximum month-end balance
   outstanding                                       $ 8,439,673        $ 5,616,642       $ 1,763,576
=====================================================================================================


8.       OTHER BORROWINGS

         On December 7, 1999, the Company entered into a revolving line of credit with an unaffiliated bank which provides for financing of up to $2,500,000. The line of credit has a variable rate of interest and is payable on demand. If no demand for payment is made, any outstanding principal balance is due on December 7, 2000. The line of credit is secured by 350,000 shares of Bank common stock. At December 31, 1999, advances on the line of credit totaled $1,837,500 and the interest rate was 8%.


9.       FEDERAL HOME LOAN BANK ADVANCES

         Advances from the Federal Home Loan Bank of Chicago (FHLB) totaled $5,000,000 at both December 31, 1999 and 1998. The FHLB advance outstanding at December 31, 1998 had an interest rate of 4.89% and was scheduled to mature in June 2008. In December 1999, this advance was called for redemption by the FHLB. Also, in December 1999, the Company entered into another advance agreement with the FHLB for $5,000,000. The FHLB advance outstanding at December 31, 1999 has an interest rate of 5.63% and matures in December 2004. Beginning in December 2000, the FHLB can call the advance on a quarterly basis until it matures. Advances from the FHLB are secured by a blanket lien on


--------------------------------------------------------------------------------
                                                                            F 20

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)

         qualifying first mortgage loans.

10.      INCOME TAXES

         The composition of income tax expense is as follows:

                                                     1999               1998               1997
                                            ---------------------------------------------------
CURRENT
   Federal                                      $ 465,273         $  615,319          $ 421,749
   State                                          (12,500)             7,500             63,150
-----------------------------------------------------------------------------------------------
                                                  452,773            622,819            484,899
DEFERRED
   Federal                                        (98,673)          (133,169)            17,601
-----------------------------------------------------------------------------------------------

                                                $ 354,100         $  489,650          $ 502,500
===============================================================================================

         The components of deferred tax assets and deferred tax liabilities are summarized as follows:

                                                                        1999               1998
                                                          -------------------------------------
Deferred tax assets:
   Allowance for loan losses                                    $    501,524         $  421,149
   Alternative minimum tax credits                                    54,291                 --
   Deferred compensation                                             165,320            122,904
   Available-for-sale securities market
      valuation                                                    1,543,197                 --
-----------------------------------------------------------------------------------------------
   Total deferred tax assets                                       2,264,332            544,053
-----------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation on bank premises and
      equipment                                                     (182,577)          (114,264)
   Available-for-sale securities market
      valuation                                                            --          (294,152)
   Accumulated market discount                                       (29,013)           (33,481)
   Other                                                             (14,564)                --
-----------------------------------------------------------------------------------------------
   Total deferred tax liabilities                                   (226,154)          (441,897)
-----------------------------------------------------------------------------------------------

                                                                 $ 2,038,178         $  102,156
===============================================================================================

         A valuation allowance is provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance as of December 31, 1999 or 1998 due to management's belief that all criteria for recognition have been met, including the

--------------------------------------------------------------------------------
                                                                            F 21

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)


         existence of a history of taxes paid sufficient to support the realization of the deferred tax assets.

         The following is a reconciliation of income tax expense to the amount computed at the federal statutory rate of 34%:

                                               1999                    1998                    1997
                                         ----------------------------------------------------------------------
                                              AMOUNT        %         Amount        %       Amount          %
                                         ----------------------------------------------------------------------
Expected tax expense                      $  830,884       34.0   $  741,925       34.0  $ 559,201         34.0
Items affecting federal income
   tax rate:
      State income taxes                      (8,250)      (0.3)       4,950        0.2     41,679          2.6
      Tax-exempt interest                   (469,262)     (19.2)    (254,258)     (11.7)  (113,028)        (6.9)
      Other                                      728       --         (2,967)      (0.1)    14,648          0.9
---------------------------------------------------------------------------------------------------------------

                                          $  354,100       14.5   $  489,650       22.4  $ 502,500         30.6
===============================================================================================================

11.      DEFERRED COMPENSATION PLANS

         During 1992, the Company established a qualified, noncontributory, trusteed Retirement Savings Plan covering eligible full-time employees. The plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine. The Company is under no obligation to make contributions to the plan. The employees may make voluntary contributions subject to certain limitations.

         The Board of Directors approved the accrual of a contribution to the Retirement Savings Plan in the amount of $55,267, $49,192 and $33,004 in 1999, 1998 and 1997, respectively.

         In 1992, the Company established a deferred compensation plan for the Company's Board of Directors. The plan is being funded through life insurance policies purchased and owned by the Company. The expense related to the deferred compensation plan totaled $95,489, $87,586 and $68,993 in 1999, 1998 and 1997, respectively. The deferred compensation accrual is included in other liabilities in the consolidated balance sheets and amounted to $435,053 and $339,564 at December 31, 1999 and 1998, respectively.





--------------------------------------------------------------------------------
                                                                            F 22

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)

12.      STOCK OPTION PLAN

         During 1998, the Company adopted the 1998 Stock Option Plan (the Plan). The Plan provides that the Company may grant options for up to 50,000 shares of common stock to directors and employees in key management positions to encourage such directors and key employees to remain with the Company. Interest in the Plan for each participant vests in five equal installments from the date options are granted. The maximum term of the options is 10 years. On April 15, 1998 and again on January 6, 1999, 13,500 shares were granted at an exercise price of $40 and $44, respectively. Activity within the Plan is summarized as follows:


                                                                                  WEIGHTED
                                                                                   AVERAGE
                                                               NUMBER             EXERCISE
                                                            OF SHARES                PRICE
                                                            ------------------------------
               Outstanding at January 1, 1999                  13,500              $ 40.00
               Granted                                         13,500                44.00
               Exercised                                           --                   --
               Forfeited                                       (2,000)               42.00
------------------------------------------------------------------------------------------

Outstanding at December 31, 1999                               25,000              $ 42.00
==========================================================================================

         At December 31, 1999, 2,500 stock options were exercisable. No stock options were exercisable as of December 31, 1998.

         The Company applies APB opinion No. 25 in accounting for stock options and, accordingly, no compensation cost has been recognized in the consolidated financial statements. Had the Company determined compensation cost for stock options granted in 1999 and 1998 based on the fair value at the grant date under SFAS No. 123, the Company's net income in 1999 and 1998 would have been reduced to the pro forma amounts indicated below:

                                                                        1999               1998
                                                              ---------------------------------
         Net income:
            As reported                                          $ 2,089,675        $ 1,692,481
            Pro forma                                              2,049,254          1,676,552

         Earnings per share - basic:
            As reported                                               $ 4.50             $ 3.83
            Pro forma                                                   4.41               3.79

         Earnings per share - diluted:
            As reported                                               $ 4.47             $ 3.82
            Pro forma                                                   4.38               3.79

--------------------------------------------------------------------------------
                                                                         F 23

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)

         The per share fair values of stock options granted in 1999 and 1998 were estimated on the date of grant at $12.93 and $13.36, respectively, using the Black-Scholes option-pricing model. The following assumptions were used to determine the per share fair value of the stock options granted in 1999: dividend yield of 1.3%; risk-free interest rate of 4.6%; and an estimated life of 7 years. The following assumptions were used to determine the per share fair value of the stock options granted in 1998: dividend yield of 1.3%; risk-free interest rate of 5.6%; and an estimated life of 7 years. The Company did not consider the expected volatility of its common stock over the estimated life of the options granted in 1999 or 1998 since its common stock is not traded publicly.


13.      FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

         The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably, from the position of the Company, since the time the commitment was made. The contract or notional amounts of these instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

         The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include commercial real estate, accounts receivable, inventory, equipment and residential real estate.

         Standby letters of credit and financial guarantees written are conditional

--------------------------------------------------------------------------------
                                                                            F 24

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)


         commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support contractual obligations of Bank customers. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

         At December 31, 1999 and 1998, the Company had outstanding commitments to extend credit of approximately $31,446,000 and $25,617,000, respectively. In addition, the Company had commitments on standby letters of credit of approximately $3,756,000 and $2,308,000 at December 31, 1999 and 1998, respectively.


14.      CONCENTRATIONS OF CREDIT

         Substantially all of the Bank's loans, commitments, and standby letters of credit have been granted to customers in the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of the loans outstanding. Standby letters of credit were granted primarily to commercial borrowers.


15.      RELATED PARTY TRANSACTIONS

         Certain executive officers and directors were indebted to the Company for loans in the aggregate amount of approximately $4,929,000 and $5,423,000 at December 31, 1999 and 1998, respectively. Following is a summary of activity for 1999 of loans made by the Company to executive officers and directors or to entities in which such individuals had beneficial interest. Such loans were made in the normal course of business on substantially the same terms, including interest and collateral requirements, as those prevailing at the same time for comparable transactions with unrelated parties and did not involve more than the normal risk of collectibility or present unfavorable features.


              Balance at January 1, 1999                                $  5,843,023
              New loans                                                    7,452,702
              Payments received                                           (8,368,051)
              Impact of changes in director and executive
                 officer status, net                                           1,222
                                                                --------------------
              Balance at December 31, 1999                              $  4,928,896
                                                                ====================




--------------------------------------------------------------------------------
                                                                            F 25

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)


16.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The estimated fair values of the Company's financial instruments were as follows:


                                                             December 31, 1999                  December 31, 1998
                                                     -------------------------------------------------------------------
                                                              Carrying              Fair        Carrying           Fair
                                                                Amount             Value          Amount           Value
                                                     -------------------------------------------------------------------
         Interest earning assets:
            Cash and due from banks                    $    12,065,796   $    12,065,796  $    7,992,521  $    7,992,521
            Federal funds sold                               3,600,000         3,600,000       9,500,000       9,500,000
            Interest bearing due from banks                    408,261           408,261       1,046,741       1,046,741
            Time certificates of deposit                       267,170           267,170         357,951         357,951
            Available-for-sale securities                  104,112,092       104,112,092      77,759,108      77,759,108
            Held-to-maturity securities                      4,513,819         4,450,592       5,767,250       5,788,703
            Loans                                          172,505,416       173,718,074     139,240,015     140,911,207

         Interest bearing  liabilities:
            Deposits                                       279,142,315       279,250,976     223,287,096     223,319,530
            Securities sold under agreements
               to repurchase                                 6,938,200         6,938,200       4,959,702       4,959,702
            Other borrowings                                 1,837,500         1,837,500              --              --
            FHLB advances                                    5,000,000         4,946,103       5,000,000       5,091,195

         The following methods and assumptions were used to estimate fair value of each class of financial instrument listed above:

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash and due from banks, interest bearing due from banks, and federal funds sold. The carrying value is considered a reasonable estimate of fair value of these financial instruments due to their short-term nature.

         TIME CERTIFICATES OF DEPOSIT

         The carrying value is considered a reasonable estimate of fair value of the financial instrument due to original maturities generally not exceeding one year.

         INVESTMENT SECURITIES

         Fair values are based on quoted market prices or dealer quotes.

         LOANS

         Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as residential real estate, commercial real estate, and consumer loans. Each loan category is further

--------------------------------------------------------------------------------
                                                                            F 26

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)


         segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience, with repayments for each loan classification modified, as required, by an estimate of the effect of current economic and lending conditions.

         DEPOSITS

         The fair value of deposits with no stated maturity, such as noninterest bearing checking accounts, NOW accounts, money market deposit accounts, and savings accounts, is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit, all of which have stated maturities, is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

         SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWINGS

         The carrying value is considered a reasonable estimate of fair value of these financial instruments due to original maturities generally not exceeding one year.

         FHLB ADVANCES

         The fair value of FHLB advances is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently available to the Company for similar terms to maturity.


17.      REGULATORY MATTERS

         The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain offbalance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.


--------------------------------------------------------------------------------
                                                                            F 27

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)


         Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1999, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

         As of December 31, 1999, the most recent financial report filed with the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that most recent filing that management believes have changed the institution's category.

                                                                           F 28

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)


         The capital amounts and ratios for the Company and the Bank are presented in the table below.


                                                                                                 TO BE WELL
                                                                                              CAPITALIZED UNDER
                                                                       FOR CAPITAL            PROMPT CORRECTIVE
                                              ACTUAL                ADEQUACY  PURPOSES        ACTION PROVISIONS
                                  ---------------------------    -------------------------   -------------------
                                         AMOUNT        RATIO        AMOUNT         RATIO      AMOUNT       RATIO
                                  ---------------------------    -------------------------   -------------------
As of December 31, 1999
   Total capital (to risk-
      weighted assets):
         Company                   $ 21,188,564        10.56%  >   $16,050,356  >  8.00%               NA          NA
                                                               -                -
         Bank                        22,770,529        11.35   >    16,047,297  >  8.00   >  $20,059,122  >   10.00%
                                                               -                -         -               -
   Tier 1 capital (to
      risk- weighted assets):
         Company                     19,498,070         9.72   >    8,025,178   >  4.00               NA          NA
                                                               -                -
         Bank                        21,080,035        10.51   >    8,023,649   >  4.00   >   12,035,473  >     6.00
                                                               -                -         -               -
   Tier 1 capital (to
      average assets):
         Company                     19,498,070         6.29   >   12,402,593   >  4.00               NA          NA
                                                               -                -
         Bank                        21,080,035         6.80   >   12,402,593   >  4.00   >   15,503,241  >     5.00
                                                               -                -         -               -
As of December 31, 1998
   Total capital (to risk-
      weighted assets):
         Company                     16,522,735        10.60   >   12,534,793   >  8.00               NA          NA
                                                               -                -
         Bank                        16,275,739        10.51   >   12,534,099   >  8.00   >   15,667,624  >    10.00
                                                               -                -         -               -
   Tier 1 capital (to risk-
      weighted assets):
         Company                     15,174,885         9.89   >    6,267,396   >  4.00               NA          NA
                                                               -                -
         Bank                        14,927,889         9.72   >    6,267,049   >  4.00   >    9,400,574  >     6.00
                                                               -                -         -               -
   Tier 1 capital (to
      average assets):
         Company                     15,174,885         6.44   >    9,429,945   >  4.00               NA          NA
                                                               -                -
         Bank                        14,927,889         6.33   >    9,429,945   >  4.00   >   11,787,431  >     5.00
                                                               -                -         -               -


18.      CONTINGENT LIABILITIES

         The Company is involved in various litigations arising in the ordinary course of business. In the opinion of management, at the present time, disposition of the suits and claims will not have a material effect on the financial position of the Company.



                                                                            F 29

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)


19.      PARENT COMPANY FINANCIAL INFORMATION

         The following are condensed balance sheets as of December 31, 1999 and 1998 and condensed statements of income and cash flows for the years ended December 31, 1999, 1998 and 1997 for West Pointe Bancorp, Inc. (parent company only):


                            CONDENSED BALANCE SHEETS

                                                                        1999               1998
                                                              ----------------------------------
ASSETS
   Cash and due from banks                                      $    218,111       $    238,324
   Investment in subsidiary                                       18,562,187         15,407,820
   Other assets                                                       38,229             61,366
-----------------------------------------------------------------------------------------------

         TOTAL ASSETS                                           $ 18,818,527       $ 15,707,510
===============================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
   Other borrowings                                             $  1,837,500       $         --
   Other liabilities                                                     805                 --
   Stockholders' equity                                           16,980,222         15,707,510
-----------------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND STOCKHOLDER'S
            EQUITY                                              $ 18,818,527       $ 15,707,510
===============================================================================================


                         CONDENSED STATEMENTS OF INCOME


                                                         1999             1998             1997
                                                 ----------------------------------------------
Distributed income from subsidiary               $    309,877     $    265,593     $    157,601
Interest expense                                         (805)              --               --
Other expense                                         (84,743)         (62,155)          (8,686)
-----------------------------------------------------------------------------------------------
   Income before income tax benefit
      and equity in undistributed
      income of subsidiary                            224,329          203,438          148,915
Income tax benefit                                     33,200           25,600            3,600
-----------------------------------------------------------------------------------------------
   Income before equity in
      undistributed income of
      subsidiary                                      257,529          229,038          152,515
Equity in undistributed income of
   subsidiary                                       1,832,146        1,463,443          989,694
-----------------------------------------------------------------------------------------------
Net income                                        $ 2,089,675      $ 1,692,481      $ 1,142,209
===============================================================================================

                                                                            F 30

WEST POINTE BANCORP, INC. AND SUBSIDIARY
--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements (Continued)


                       CONDENSED STATEMENTS OF CASH FLOWS


                                                           1999                1998               1997
                                                   ---------------------------------------------------
CASH FLOWS FROM OPERATING
   ACTIVITIES
      Net income                                   $  2,089,675        $  1,692,481       $  1,142,209
      Equity in undistributed income
         of subsidiary                               (1,832,146)         (1,463,443)          (989,694)
      Other, net                                         23,942              16,504            (77,870)
------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING
   ACTIVITIES                                           281,471             245,542             74,645
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING
   ACTIVITIES
      Capital contributions to
         subsidiary                                  (4,320,000)                 --         (3,000,000)
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING
   ACTIVITIES
      Proceeds from issuance of
         common stock                                 2,828,193             117,151          3,224,181
      Purchase of treasury stock                       (337,500)                 --                 --
      Dividends paid                                   (309,877)           (265,594)          (157,601)
      Increase in other borrowings                    1,837,500                  --                 --
------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                               4,018,316            (148,443)         3,066,580
------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                 (20,213)             97,099            141,225

CASH AND CASH EQUIVALENTS -
   BEGINNING OF YEAR                                    238,324             141,225                 --
------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS -
   END OF YEAR                                     $    218,111        $    238,324       $    141,225
======================================================================================================


                                                                            F 31

WEST POINTE BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

                                                                           MARCH 31,        DECEMBER 31          MARCH 31,
                                                                             2000              1999                1999
                                                                        -------------     --------------      --------------
ASSETS
   Cash and due from banks                                              $   9,501,638     $   12,065,796      $    7,131,103
   Federal funds sold                                                       2,900,000          3,600,000           6,500,000
   Interest bearing due from banks                                            356,013            408,261           3,027,824
   Time certificates of deposit                                               267,177            267,170             357,951
   Investment securities:
      Held-to-maturity (fair value of $4,229,618,
       $4,450,592 and $5,440,537 at March 31, 2000, December 31,            4,296,657          4,513,819           5,424,061
       1999 and March 31, 1999, respectively)
      Available-for-sale, at fair value (cost of $114,105,086,
       $108,173,137 and $88,395,516 at March 31, 2000, December           110,074,013        104,112,092          88,580,419
       31, 1999 and March 31, 1999, respectively)
   Loans                                                                  178,019,065        174,192,437         145,173,626
      Allowance for loan losses                                            (1,694,062)        (1,687,021)         (1,339,000)
                                                                        ----------------------------------------------------
         Net Loans                                                        176,325,003        172,505,416         143,834,626

   Accrued interest receivable                                              2,548,486          2,102,319           2,011,432
   Real estate acquired by foreclosure                                        348,792            348,792             151,922
   Bank premises and equipment                                             10,211,313          8,862,171           6,756,607
   Income taxes receivable                                                     20,958            124,753               6,978
   Deferred tax asset, net                                                  2,021,547          2,038,178             327,653
   Other assets                                                               860,355            805,638             749,157
                                                                        ----------------------------------------------------
         Total Assets                                                   $ 319,731,952     $  311,754,405      $  264,859,733
                                                                        ====================================================
LIABILITIES
   Deposits:
     Noninterest bearing                                               $  25,801,972     $   27,350,618      $   23,810,257
     Interest bearing                                                     258,020,391        251,791,697         211,466,959
                                                                        ----------------------------------------------------
         Total deposits                                                   283,822,363        279,142,315         235,277,216
   Securities sold under agreements to repurchase                           9,704,877          6,938,200           7,077,580
   Other borrowings                                                         1,837,500          1,837,500                 ---
   Federal Home Loan Bank advances                                          5,000,000          5,000,000           5,000,000
   Accrued interest payable                                                 1,151,159          1,137,399           1,083,992
   Other liabilities                                                          836,061            718,769             647,003
                                                                        ----------------------------------------------------
         Total Liabilities                                                302,351,960        294,774,183         249,085,791
                                                                        ----------------------------------------------------
COMMITMENTS AND CINTINGENT LIABILITIES

STOCKHOLDERS' EQUITY
   Preferred stock, $1 par value--50,000 shares authorized; none                  ---                ---                 ---
     issued or outstanding at March 31, 2000, December 31, 1999 or
     March 31, 1999, respectively
   Common stock, $1 par value--1,000,000 shares authorized;                   496,183            496,169             443,848
     496,183, 496,169 and 443,848 shares issued at March 31,
     2000, December 31, 1999 and March 31, 1999, respectively
   Surplus                                                                 12,750,189         12,749,474          10,023,319
   Retained earnings                                                        6,970,384          6,589,927           5,194,761
   Treasury stock at cost: 6,250 shares at March 31, 2000 and
     December 31, 1999                                                       (337,500)          (337,500)                ---
   Accumulated other comprehensive income (loss)                           (2,499,264)        (2,517,848)            112,014
                                                                        ----------------------------------------------------
         Total Stockholders' Equity                                        17,379,992         16,980,222          15,773,942
                                                                        ----------------------------------------------------
         Total Liabilities and Stockholders' Equity                     $ 319,731,952     $  311,754,405      $  264,859,733
                                                                        ====================================================


WEST POINTE BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                -----------------------------------------------
                                                                                          2000                    1999
                                                                                -----------------------------------------------
INTEREST AND FEE INCOME
   Interest and fees on loans                                                         $   3,795,703          $   3,046,094
   Interest on U.S. Treasuries and agencies                                               1,245,567                837,827
   Interest on state and municipal obligations                                              412,724                385,677
   Interest on federal funds sold                                                            76,746                 79,608
   Interest on deposits with banks                                                            8,814                 41,117
                                                                                -----------------------------------------------
         TOTAL INTEREST AND FEE INCOME                                                    5,539,554              4,390,323
                                                                                -----------------------------------------------

INTEREST EXPENSE
   NOW, money market and savings deposits                                                   899,744                535,315
   Certificates of deposit                                                                2,209,498              1,907,502
   Securities sold under agreements to repurchase                                            95,499                 63,159
   Other borrowings                                                                          37,616                  2,715
   Federal Home Loan Bank advances                                                           71,976                 61,764
                                                                                -----------------------------------------------
         TOTAL INTEREST EXPENSE                                                           3,314,333              2,570,455
                                                                                -----------------------------------------------

NET INTEREST INCOME                                                                       2,225,221              1,819,868
PROVISION FOR LOAN LOSSES                                                                   255,000                131,694
                                                                                -----------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                                       1,970,221              1,688,174
                                                                                -----------------------------------------------


NONINTEREST INCOME
   Service charges on deposits                                                              224,467                191,722
   Mortgage banking                                                                          64,812                119,132
   Trust fees                                                                                69,436                 73,423
   Credit card income                                                                        57,696                 43,215
   Gain on sale of securities, net                                                              ---                    300
   Other                                                                                     72,550                 33,434
                                                                                -----------------------------------------------
         TOTAL NONINTEREST INCOME                                                           488,961                461,226
                                                                                -----------------------------------------------

NONINTEREST EXPENSE
   Employee compensation and other benefits                                               1,004,941                815,465
   Occupancy, net                                                                           118,626                110,729
   Furniture and equipment                                                                  105,942                 76,602
   Data processing                                                                           87,021                 76,549
   Advertising                                                                               75,593                 73,274
   Other                                                                                    576,615                464,435
                                                                                -----------------------------------------------
         TOTAL NONINTEREST EXPENSE                                                        1,968,738              1,617,054
                                                                                -----------------------------------------------

INCOME BEFORE INCOME TAXES                                                                  490,444                532,346

INCOME TAX EXPENSE                                                                           26,700                 76,700
                                                                                -----------------------------------------------

NET INCOME                                                                            $     463,744           $    455,646
                                                                                ===============================================

EARNINGS PER SHARE - BASIC                                                            $         .95           $       1.03
                                                                                ===============================================

EARNINGS PER SHARE - DILUTED                                                          $         .94           $       1.02
                                                                                ===============================================


WEST POINTE BANCORP, INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(UNAUDITED)

                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                -----------------------------------------------
                                                                                          2000                    1999
                                                                                -----------------------------------------------
NET INCOME                                                                          $    463,744              $    455,646

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
   Unrealized holding gain (loss) on securities available for sale (net of                18,584                  (367,660)
     income taxes of $11,389 and $(225,454) for 2000 and 1999, respectively)
   Less adjustment for realized gains included in net income (net of income                  ---                      (257)
     taxes of $43 in 1999.
                                                                                -----------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS)                                                         18,584                  (367,917)
                                                                                -----------------------------------------------
COMPREHENSIVE INCOME                                                                $    482,328              $     87,729
                                                                                ===============================================

WEST POINTE BANCORP, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2000
(UNAUDITED)



                               PREFERRED STOCK         COMMON STOCK
                             --------------------  ---------------------                  RETAINED
                              SHARES     AMOUNT      SHARES    AMOUNT        SURPLUS      EARNINGS
                             -----------------------------------------------------------------------
BALANCE - JANUARY 1, 2000      ---       ---        496,169    $496,169     $12,749,474   $6,589,927

Issuance Of Common Stock       ---       ---             14          14             715          ---

Dividends Paid                 ---       ---            ---         ---             ---      (83,287)

Net Income                     ---       ---            ---         ---             ---      463,744

Other Comprehensive Income     ---       ---            ---         ---             ---          ---
                             ---------   -------- ---------    --------     -----------   ----------
BALANCE - MARCH 31, 2000       ---       ---        496,183    $496,183     $12,750,189   $6,970,384
                             =========   ======== =========    ========     ===========   ==========




                                                                 ACCUMULATED
                                          TREASURY STOCK            OTHER          TOTAL
                                       ---------------------    COMPREHENSIVE   STOCKHOLDERS'
                                       SHARES       AMOUNT      INCOME (LOSS)      EQUITY
                                       ------------------------------------------------------
BALANCE - JANUARY 1, 2000              6,250     $ (337,500)    $ (2,517,848)   $16,980,222

Issuance Of Common Stock                 ---            ---              ---            729

Dividends Paid                           ---            ---              ---        (83,287)

Net Income                               ---            ---              ---        463,744

Other Comprehensive Income               ---            ---           18,584         18,584
                                       ----------------------------------------------------

BALANCE - MARCH 31, 2000               6,250     $ (337,500)    $ (2,499,264)   $17,379,992
                                       ====================================================

WEST POINTE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                -----------------------------------------------
                                                                                          2000                    1999
                                                                                -----------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                        $      463,744            $   455,646
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization:
         Bank premises and equipment                                                        105,070                 93,091
         Discounts and premiums                                                            (137,275)                14,354
     Increase in accrued interest receivable                                               (446,167)              (314,905)
     Increase in accrued interest payable                                                    13,760                 76,886
     Increase (decrease) in income taxes, net                                               109,037                (32,483)
     Gain on sale of investment securities, net                                               -----                   (300)
     Provision for loan losses                                                              255,000                131,694
     Net change in other assets and other liabilities                                        62,575                (48,604)
                                                                                -----------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                   425,744                375,379
                                                                                -----------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Principal repayments on investment securities                                            407,907                582,067
   Sales of investment securities available for sale                                          -----              1,577,899
   Maturities of investment securities available for sale                                24,040,000              4,800,000
   Purchases of investment securities available for sale                                (30,025,425)           (18,045,556)
   Net increase in loans                                                                 (4,074,587)            (4,726,305)
   Purchases of bank premises and equipment                                              (1,454,212)              (530,520)
                                                                                -----------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                   (11,106,317)            (16,342,415)
                                                                                -----------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net decrease in non-interest bearing deposits                                         (1,548,646)            (1,950,283)
   Net increase in interest bearing deposits                                              6,228,694             13,940,403
   Net increase in securities sold under agreements to repurchase                         2,766,677              2,117,878
   Proceeds from issuance of common stock                                                       729                 49,717
   Dividends paid                                                                           (83,287)               (71,014)
                                                                                -----------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                 7,364,167             14,086,701
                                                                                -----------------------------------------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                                                (3,316,406)            (1,880,335)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                          16,074,057             18,539,262
                                                                                -----------------------------------------------
CASH AND CASH EQUIVALENTS - END OF PERIOD                                            $   12,757,651           $ 16,658,927
                                                                                ===============================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Interest paid                                                                     $    3,300,573           $  2,493,569
   Income taxes paid                                                                         ------                109,183